Direct Dial: 404/572-6819

Email: kkoops@pogolaw.com

POWELL GOLDSTEIN LLP

1201 WEST PEACHTREE STREET, N.E., 14TH FL.

ATLANTA, GEORGIA 30309

(404) 572-6600

November 20, 2008

Via Edgar

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attn: Justin Dobbie, Mail Stop 4561

Re:	Southeastern Bank Financial Corporation
Preliminary Proxy Statement on Schedule 14A
Filed November 7, 2008
File No. 000-24172

Ladies and Gentlemen:

On behalf of our client, Southeastern Bank Financial Corporation (the “Company”), we are responding to verbal comments received from your office on November 13, 2008 regarding the inclusion of pro forma financial information in the Preliminary Proxy Statement.

As we discussed, we are providing the attached redlined version of Amendment No. 2 to the Preliminary Proxy Statement for your review as correspondence in advance of filing. We have included pro forma financial information relating to the effects of a 1% and 3% Treasury Capital Purchase Program investment in the Company and have also attached the historical financial information required by Item 13(a) of Schedule 14A.

We appreciate your responsiveness and accessibility throughout your review of the Proxy Statement. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404-572-6819. My fax number is 404-572-6999 and email address is kkoops@pogolaw.com.

Very truly yours,

/s/ Katherine M. Koops

For POWELL GOLDSTEIN LLP

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2 )

Filed by the Registrant ☒                            Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

SOUTHEASTERN BANK FINANCIAL CORPORATION

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which the transaction applies:

(2)	Aggregate number of securities to which the transaction applies:

(3)	Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of the transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

SOUTHEASTERN BANK FINANCIAL CORPORATION

3530 Wheeler Road

Augusta, Georgia 30909

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on December 17, 2008

TO THE SHAREHOLDERS OF SOUTHEASTERN BANK FINANCIAL CORPORATION:

You are hereby notified that a Special Meeting of Shareholders (the “Meeting”) of Southeastern Bank Financial Corporation, a Georgia corporation (the “Company”), will be held at the Cotton Exchange Office of the Company located at 32 Eighth Street, Augusta, Georgia on December 17, 2008, at 4:00 p.m, Eastern time for the following purposes:

1.	To vote upon a proposed amendment to the Company’s Articles of Incorporation to authorize a class of 10,000,000 shares of preferred stock, no par value. A copy of the amendment is set forth in Appendix A to this Proxy Statement.

2.	To grant management of the Company the authority to adjourn the Meeting to another time and date in order to allow the Board of Directors to solicit additional proxies or attendance at the Meeting.

3.	To transact such other business as may properly come before the Meeting or an adjournment thereof.

Information relating to the meeting and the proposals described above is set forth in the attached Proxy Statement. Shareholders of record at the close of business on November 7, 2008 are the only shareholders entitled to notice of and to vote at the Meeting.

By Order of the Board of Directors,

Ronald L. Thigpen
Assistant Corporate Secretary

Augusta, Georgia

November 24, 2008

EACH SHAREHOLDER IS URGED TO EXECUTE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED SELF-ADDRESSED ENVELOPE. IN THE EVENT A SHAREHOLDER DECIDES TO ATTEND THE MEETING, HE OR SHE MAY, IF SO DESIRED, REVOKE THE PROXY AND VOTE THE SHARES IN PERSON. YOUR BOARD RECOMMENDS THAT YOU VOTE IN FAVOR OF THE NOMINEES FOR DIRECTORS.

SOUTHEASTERN BANK FINANCIAL CORPORATION

3530 Wheeler Road

Augusta, Georgia 30909

PROXY STATEMENT

FOR

SPECIAL MEETING OF SHAREHOLDERS

To be Held on December 17, 2008

This Proxy Statement is furnished in connection with the solicitation of proxies for use at a Special Meeting of Shareholders (the “Meeting”) of Southeastern Bank Financial Corporation (the “Company”) to be held on December 17, 2008, at 4:00 p.m., Eastern Time and at any adjournment thereof, for the purposes set forth in this Proxy Statement. The accompanying proxy is solicited by the Board of Directors of the Company. The Meeting will be held at the Cotton Exchange Office of the Company located at 32 Eighth Street, Augusta, Georgia, 30901. This Proxy Statement and the accompanying Form of Proxy were first mailed to shareholders on or about November 24, 2008.

VOTING AND REVOCABILITY OF PROXY APPOINTMENTS

The Company has fixed November 7, 2008, as the record date (the “Record Date”) for determining the shareholders entitled to notice of and to vote at the Meeting. The Company’s only outstanding class of stock is its Common Stock. At the close of business on the Record Date, there were outstanding and entitled to vote approximately 5,987,451 shares of Common Stock held by approximately 540 shareholders of record, with each share being entitled to one vote. There are no cumulative voting rights. The approval of the proposals set forth in this Proxy Statement requires that a quorum be present at the Meeting. Shares representing a majority of the votes entitled to be cast at the meeting will constitute a quorum. In determining whether a quorum exists at the Meeting for purposes of all matters to be voted on, all votes “for” or “against,” as well as all abstentions (including votes to withhold in certain cases), will be counted.

The proposal to approve the proposed amendment to the Articles of Incorporation (the “Amendment Proposal”) requires the approval of at least a majority of the votes entitled to be cast on the proposal. The proposal to authorize management to adjourn the Meeting (the “Adjournment Proposal”) and, in general, any other proposal that is properly brought before the Meeting, will require that more votes be cast in favor of it than against it. Abstentions will be counted but broker non-votes will not be counted for purposes of determining the presence of a quorum. Both abstentions and broker non-votes will effectively constitute votes against the Amendment Proposal, but would not affect the approval of the Adjournment Proposal or, in general, other proposals properly brought before the Meeting.

All proxies will be voted in accordance with the instructions contained in the proxies. If no choice is specified, proxies will be voted “FOR” the Amendment Proposal, “FOR” the Adjournment Proposal and in the discretion of the persons appointed as proxies with respect to any other matter that may properly come before the Meeting. No proxy that is marked specifically “AGAINST” the Amendment Proposal will be voted in favor of the Adjournment Proposal unless it is marked specifically “FOR” the Adjournment Proposal. Any shareholder may revoke a proxy given pursuant to this solicitation prior to the Meeting by delivering an instrument revoking it, by delivering a duly executed proxy bearing a later date to the Company, or by attending the Meeting and voting in person. All written notices of revocation or other communications with respect to revocation of proxies should be addressed as follows: Southeastern Bank Financial Corporation, 3530 Wheeler Road, Augusta, Georgia, 30909, Attention: Ronald L. Thigpen, Executive Vice President.

The costs of preparing, assembling and mailing the proxy materials and of reimbursing brokers, nominees, and fiduciaries for the out-of-pocket and clerical expenses of transmitting copies of the proxy materials to the beneficial owners of shares held of record will be borne by the Company. Certain officers and employees of the Company or its subsidiaries, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies in addition to this solicitation by mail. The Company expects to reimburse brokers, banks, custodians, and other nominees for their reasonable out-of-pocket expenses in handling proxy materials for beneficial owners of the Common Stock held in their names.

The Company anticipates that a representative of the Company’s independent certified public accounting firm, Crowe Horwath LLP, will be present at the Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

PROPOSAL 1: PROPOSAL TO AMEND THE ARTICLES OF INCORPORATION

The Board has approved, subject to receiving shareholder approval, an amendment to the Company’s Articles of Incorporation to authorize a class of 10,000,000 shares of preferred stock, no par value (the “Preferred Stock”). A copy of the amendment is set forth in Appendix A to this proxy statement. The Articles of Incorporation currently authorize only 10,000,000 shares of common stock, $1.00 par value. The amendment will vest in the Board the authority to determine by resolution the terms of one or more series of Preferred Stock, including the preferences, rights, and limitations of each series.

Provisions in a Company’s articles of incorporation authorizing preferred stock in this manner are often referred to as “blank check” provisions because they give a board of directors the flexibility, at any time or from time to time, without further shareholder approval (except as may be required by applicable laws, regulatory authorities, or the rules of any stock exchange on which the company’s securities are then listed), to create one or more series of preferred stock and to determine by resolution the terms of each such series. The authority of the board of directors with respect to each series, without limitation, includes a determination of the following: (a) the number of shares to constitute the series, (b) the liquidation rights, if any, (c) the dividend rights and rates, if any, (d) the rights and terms of redemption, (e) the voting rights, if any, which may be full, special, conditional, or limited, (f) whether the shares will be convertible or exchangeable into of securities of the Company, and the rates thereof, if any, (g) any limitations on the payment of dividends on the common stock while any series is outstanding, (h) any other provisions that are not inconsistent with the Articles of Incorporation, and (i) any other preference, limitations, or rights that are permitted by law.

The Board believes that authorization of the Preferred Stock in the manner proposed is in the best interests of the Company and its shareholders. Authorization of the Preferred Stock will provide the Company with greater flexibility in meeting future capital requirements by creating series of Preferred Stock customized to meet the needs of particular transactions and then prevailing market conditions. Series of Preferred Stock would also be available for issuance from time to time for any other proper corporate purposes, including in connection with strategic alliances, joint ventures, or acquisitions.

The Board believes that the flexibility to issue Preferred Stock can enhance the Board’s arm’s-length bargaining capability on behalf of the Company’s shareholders in a takeover situation. However, under some circumstances, the ability to designate the rights of, and issue, Preferred Stock could be used by the Board to make a change in control of the Company more difficult. See “Anti-Takeover Provisions of the Articles of Incorporation and Bylaws.”

The rights of the holders of the Company’s common stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. To the extent that dividends will be payable on any issued shares of Preferred Stock, the result would be to reduce the amount otherwise available for payment of dividends on outstanding shares of common stock and there might be restrictions placed on the Company’s ability to declare dividends on the common stock or to repurchase shares of common stock. The issuance of Preferred Stock having voting rights would dilute the voting power of the holders of common stock. To the extent that Preferred Stock is made convertible into shares of common stock, the effect, upon such conversion, would also be to dilute the voting power and ownership percentage of the holders of common stock. In addition, holders of Preferred Stock would normally receive superior rights in the event of any dissolution, liquidation, or winding-up of the Company, thereby diminishing the rights of the holders of common stock to distribution of the Company’s assets. Shares of Preferred Stock of any series would not entitle the holder to any pre-emptive right to purchase or subscribe for any shares of that or any other class.

The Board does not have any plans calling for the issuance of shares of Preferred Stock at the present time, other than the possible issuance of Preferred Stock to the U.S. Department of the Treasury (the “Treasury”) in

connection with the Treasury’s recently announced Troubled Asset Relief Program (“TARP”) Capital Purchase Program described below. Regardless of whether the Company ultimately issues Preferred Stock under the TARP Capital Purchase Program, the Board believes that approval of the proposed amendment to the Articles of Incorporation is in the Company’s best interest for the reasons described above.

The TARP Capital Purchase Program

Description of Securities

On October 14, 2008, the U.S. Department of the Treasury announced the TARP Capital Purchase Program. This program was instituted by the Treasury pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”), which provides up to $700 billion to the Treasury to, among other things, take equity positions in financial institutions. The TARP Capital Purchase program encourages U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy.

Under the Capital Purchase program, the Treasury will purchase senior preferred shares of senior preferred stock from banks, bank holding companies, and other financial institutions. The senior preferred shares will qualify as Tier 1 capital for regulatory purposes and will rank senior to common stock and at an equal level in the capital structure with any existing preferred shares other than preferred shares that by their terms rank junior to any other existing preferred shares. The senior preferred shares purchased by the Treasury will pay a cumulative dividend rate of 5% per annum for the first five years they are outstanding and thereafter at a rate of 9% per annum. The senior preferred shares will be non-voting, but will have voting rights on matters that could adversely affect the shares. The shares will be callable at 100% of the issue price plus any accrued and unpaid dividends after three years. Prior to the end of three years, the senior preferred shares may be redeemed with the proceeds from a qualifying equity offering of any Tier 1 perpetual preferred or common stock. Treasury’s consent will be required for any increase in common dividends per share or certain equity repurchases until the third anniversary of the date of this investment unless prior to such third anniversary either the preferred stock issued to the Treasury is redeemed in whole or the Treasury has transferred all of the preferred stock to third parties.

If the Company participates in the Capital Purchase Program, the Company must issue to the Treasury warrants to purchase common stock with an aggregate market price equal to 15% of the senior preferred stock purchased by the Treasury. The exercise price on the warrants will be the market price of the Company’s common stock at the time of issuance, calculated on a
20-trading day trailing average. If the Company sells the maximum amount of preferred stock authorized under the Capital Purchase Program, the Company estimates that the ownership percentage of the current shareholders would be diluted by approximately 3% if the warrants were exercised. The amount of dilution will depend on the actual amount of capital received and on the average price of the Company’s stock for the 20-day period prior to Treasury approval.

Also, if the Company participates in the Program, the Company must adopt the Treasury’s standards for executive compensation and corporate governance set forth in Section 111 of EESA for the period during which the Treasury holds equity issued under this Program. To ensure compliance with these standards, the Company plans to enter into agreements with its senior executive officers who would be subject to these standards within the time frame prescribed by the Treasury for the Capital Purchase Program. The agreements would document each executive’s agreement to, among other things, “clawback” provisions relating to the repayment of incentive compensation based on materially inaccurate financial statements or performance metrics and limitations on certain post-termination “parachute” payments. The Company anticipates that its senior executive officers will execute such agreements in the event the Company’s participation in the Capital Purchase Program is approved.

See Appendix B for the Summary of Senior Preferred Terms and Summary of Warrant Terms as published by the Treasury.

The Company’s Participation

The Company has filed an application to participate in the Capital Purchase Program, but the Treasury must approve its participation. The Treasury has not yet advised the Company of its decision in that regard. The minimum subscription amount available to a participating institution is 1% of risk-weighted assets. The maximum subscription amount is the lesser of $25 billion or 3% of risk-weighted assets. For the Company, the minimum amount would be approximately $10.0 million and the maximum amount would be approximately $30.0 million. The Company has applied for $30.0 million under the Capital Purchase Program but may be approved to receive less or not be approved at all. If the Treasury were to deny the Company’s application or reduce the amount of capital available to the Company under the Capital Purchase Program, the Company’s liquidity, capital resources or results of operations would not be materially affected.

At September 30, 2008, the Company and its subsidiaries had capital ratios in excess of those required to be considered well-capitalized under banking regulations. The Board nevertheless believes it is prudent for the Company to apply for capital available under the TARP Capital Purchase Program because (i) it believes that the cost of capital under this program may be significantly lower than the cost of capital otherwise available to the Company at this time, and (ii) despite being well-capitalized, additional capital under the Treasury’s program would provide the Company and its subsidiaries additional flexibility to meet future capital needs that may arise. Specifically, if the Company receives the maximum $30.0 million of capital available to it under the Capital Purchase Program, the Company plans to contribute $22.0 million to its wholly-owned subsidiary, Georgia Bank & Trust Company (the “Bank”) and to retain the remainder of the proceeds at the parent company level to support the payment of dividends and for other general corporate purposes. If the Company receives the minimum $10.0 million available to it under the Program, it plans to contribute $7.0 million to the Bank and retain the remainder of the proceeds at the parent company level as described above. In either case, the Bank plans to use the additional capital to fund prudent loan growth in its markets and to further strengthen its capital position.

Pro Forma Financial Information

The unaudited pro forma condensed consolidated financial data set forth below has been derived by the application of pro forma adjustments to our historical financial statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. The unaudited pro forma consolidated financial data gives effect to the events discussed below as if they had occurred January 1, 2007 in the case of the income statement data and September 30, 2008 in the case of the balance sheet data.

We have presented this data under two different scenarios:

•

the maximum investment, which assumes the issuance under the Capital Purchase Program of $30.0 million of preferred stock and the issuance of warrants to purchase 180,000 shares of common stock, assuming a purchase price of $24.99 per share (the average trading price of the common stock for the previous 20 days on which the stock traded on the Over-the-Counter Bulletin Board), and

•

the minimum investment, which assumes the issuance under the Capital Purchase Program of $10.0 million of preferred stock and the issuance of warrants to purchase 60,000 shares of common stock, assuming the same purchase price as in the maximum case.

In each case, the data assumes investment of the proceeds in Federal Funds sold.

We present unaudited pro forma consolidated balance sheet data, including selected line items from our balance sheet and selected capital ratios, as of September 30, 2008. We also present unaudited pro forma condensed consolidated income statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. The pro forma financial data may change materially based on the timing and utilization of the proceeds as well as certain other factors including the exercise price of the warrants, any subsequent changes in the common stock price, and the discount rate used to determine the fair value of the preferred stock.

The information should be read in conjunction with the Company’s audited financial statements and the related notes as filed as part of its Report on Form 10-K for the year ended December 31, 2007, and its unaudited consolidated financial statements and the related notes filed as part of its Quarterly Report on Form10-Q for the quarter ended September 30, 2008. These financial statements and related financial information about the Company are attached to this Proxy Statement as Appendices C and D, respectively.

The following unaudited pro forma consolidated financial data is not necessarily indicative of the financial position or results of operations that actually would have been attained had proceeds from the Capital Purchase Program been received, or the issuance of the warrants pursuant to the Capital Purchase Program been made, at the dates indicated, and is not necessarily indicative of the financial position or results of operations that will be achieved in the future. In addition, as noted above, the Company’s participation in the Capital Purchase Program is subject to shareholder approval of the proposed amendment to our Articles of Incorporation described in this Proxy Statement.

Pro Forma Financial Information Assuming Maximum $30.0 Million Investment

Southeastern Bank Financial Corporation

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	September 30, 2008
	Historical	Adjustments		As Adjusted
	(unaudited)
Balance Sheet:
Federal funds sold	$43,210	$30,000		$73,210

Common Equity	$90,561	$1,934	-1	$92,495
Preferred Equity		28,066	-2	$28,066

Total shareholders’ equity	$90,561	$30,000		$120,561

Capital Ratios:
Total risk-based capital to risk-weighted assets ratio	11.66%			14.07%
Tier 1 capital ratio	10.42%			12.87%
Leverage ratio	8.54%			10.60%
Equity to assets ratio	6.57%			8.56%
Tangible equity to tangible assets ratio	6.56%			8.55%

Assumes that $30 million in proceeds are initially used to increase federal funds sold.

(1)	Pro forma adjustment to common equity represents the fair value of 180,000 warrants.
(2)	Pro forma adjustment to preferred equity represents the fair value of $30.0 million of preferred stock.

Southeastern Bank Financial Corp.

Pro Forma Condensed Consolidated Statements of Income

(In thousands, except per share data)

	Historical 12 Months Ended 12/31/2007	Adjustments		Pro forma 12 Months Ended 12/31/2007
		(unaudited)
Net interest income	$38,249	$1,557	-1	$39,806
Provision for losses on loans	3,823	0		3,823

Net interest income after provision for losses on loans	34,426	1,557		35,983

Non-interest income	16,168			16,168
Non-interest expense	32,508			32,508

Income before income tax	18,086			19,643
Income tax expense	6,321	545	-2	6,866

Net income	$11,765	$1,012		$12,777
Less: Preferred dividends	0	1,887	-3	1,887

Net income available to common shareholders	$11,765	$(875)		$10,890

Basic earnings per share available to common stockholders	$1.97	$(0.15)		$1.82

Diluted earnings per share available to common stockholders	$1.95	$(0.16)		$1.78

Weighted average shares outstanding
Basic	5,972,793			5,972,793

Diluted	6,045,862	61,301	-4	6,107,163

(1)	Assumes that the $30 million in Capital Purchase Program proceeds are used to increase Federal funds sold. The actual impact to net interest income would be different as the Company expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.
(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.
(3)	Consists of $1,500 of dividends on preferred stock at a 5% annual rate as well as $387 of accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 6.6%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding the Company’s common stock price, dividend yield and stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.
(4)	As described in the section titled “Description of Securities,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with an exercise price equal to the trailing 20-day trading average leading up to the date of Treasury approval. This pro forma data assumes that the warrants would give the Treasury the option to purchase 180,000 shares of common stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at an exercise price of $24.99 (based on the average price from the previous 20 days on which the common stock traded as of November 17, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

Southeastern Bank Financial Corp.

Pro Forma Condensed Consolidated Statements of Income

(In thousands, except per share data)

	Historical 9 Months Ended 9/30/2008	Adjustments		Pro forma 9 Months Ended 9/30/2008
	(unaudited)
Net interest income	$30,049	$457	-1	$30,506
Provision for losses on loans	4,996	0		4,996

Net interest income after provision for losses on loans	25,053	457		25,510

Non-interest income	12,820			12,820
Non-interest expense	27,550			27,550

Income before income tax	10,323			10,780
Income tax expense	3,405	160	-2	3,565

Net income	$6,918	$297		$7,215
Less: Preferred dividends	0	1,415	-3	1,415

Net income available to common shareholders	$6,918	$(1,118)		$5,800

Basic earnings per share available to common stockholders	$1.16	$(0.19)		$0.97

Diluted earnings per share available to common stockholders	$1.15	$(0.19)		$0.96

Weighted average shares outstanding
Basic	5,967,310	0		5,967,310

Diluted	6,010,367	18,839	-4	6,029,206

(1)	Assumes that the $30 million in Capital Purchase Program proceeds are used to increase Federal funds sold. The actual impact to net interest income would be different as the Company expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.
(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.
(3)	Consists of $1,125 of dividends on preferred stock at a 5% annual rate as well as $290 of accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 6.6%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding the Company’s common stock price, dividend yield and stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock ( currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.
(4)	As described in the section titled “Description of Securities,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with an exercise price equal to the trailing 20-day trading average leading up to the date of Treasury approval. This pro forma data assumes that the warrants would give the Treasury the option to purchase 180,000 shares of common stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at an exercise price of $24.99 (based on the average price from the previous 20 days on which the common stock traded as of November 17, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

Pro Forma Financial Information Assuming Minimum $10.0 Million Investment

Southeastern Bank Financial Corporation

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	September 30, 2008
	Historical	Adjustments		As Adjusted
		(unaudited)
Balance Sheet:
Federal funds sold	$43,210	$10,000		$73,210

Common Equity	$90,561	$645	-1	$91,206
Preferred Equity		9,355	-2	$9,355

Total shareholders’ equity	$90,561	$10,000		$100,561

Capital Ratios:
Total risk-based capital to risk-weighted assets ratio	11.66%			12.46%
Tier 1 capital ratio	10.42%			11.23%
Leverage ratio	8.54%			9.22%
Equity to assets ratio	6.57%			7.24%
Tangible equity to tangible assets ratio	6.56%			7.23%

Assumes	that $10 million in proceeds are initially used to increase federal funds sold.

(1)	Pro forma adjustment to common equity represents the fair value of 60,000 warrants.
(2)	Pro forma adjustment to preferred equity represents the fair value of $10.0 million of preferred stock.

Southeastern Bank Financial Corp.

Pro Forma Condensed Consolidated Statements of Income

(In thousands, except per share data)

	Historical 12 Months Ended 12/31/2007	Adjustments		Pro forma 12 Months Ended 12/31/2007
		(unaudited)
Net interest income	$38,249	$519	-1	$38,768
Provision for losses on loans	3,823	0		3,823

Net interest income after provision for losses on loans	34,426	519		34,945

Non-interest income	16,168			16,168
Non-interest expense	32,508			32,508

Income before income tax	18,086			18,605
Income tax expense	6,321	182	-2	6,503

Net income	$11,765	$337		$12,102
Less: Preferred dividends	0	629	-3	629

Net income available to common shareholders	$11,765	$(292)		$11,473

Basic earnings per share available to common stockholders	$1.97	$(0.05)		$1.92

Diluted earnings per share available to common stockholders	$1.95	$(0.05)		$1.89

Weighted average shares outstanding
Basic	5,972,793			5,972,793

Diluted	6,045,862	20,430	-4	6,066,292

(1)	Assumes that the $10 million in Capital Purchase Program proceeds are used to increase Federal funds sold. The actual impact to net interest income would be different as the Company expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.
(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.
(3)	Consists of dividends of $500 on preferred stock at a 5% annual rate as well as $129 of accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 6.6%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding the Company’s common stock price, dividend yield and stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.
(4)	As described in the section titled “Description of Securities,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with an exercise price equal to the trailing 20-day trading average leading up to the date of Treasury approval. This pro forma data assumes that the warrants would give the Treasury the option to purchase 60,000 of common stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at an exercise price of $24.99 (based on the average price from the previous 20 days on which the common stock traded as of November 17, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

Southeastern Bank Financial Corp.

Pro Forma Condensed Consolidated Statements of Income

(In thousands, except per share data)

	Historical 9 Months Ended 9/30/2008	Adjustments		Pro forma 9 Months Ended 9/30/2008
		(unaudited)
Net interest income	$30,049	$152	-1	$30,201
Provision for losses on loans	4,996	0		4,996

Net interest income after provision for losses on loans	25,053	152		25,205

Non-interest income	12,820			12,820
Non-interest expense	27,550			27,550

Income before income tax	10,323			10,475
Income tax expense	3,405	53	-2	3,458

Net income	$6,918	$99		$7,017
Less: Preferred dividends	0	472	-3	472

Net income available to common shareholders	$6,918	$(373)		$6,545

Basic earnings per share available to common stockholders	$1.16	$(0.06)		$1.10

Diluted earnings per share available to common stockholders	$1.15	$(0.06)		$1.09

Weighted average shares outstanding
Basic	5,967,310	0		5,967,310

Diluted	6,010,367	6,279	-4	6,016,646

(1)	Assumes that the $10 million in Capital Purchase Program proceeds are used to increase Federal funds sold. The actual impact to net interest income would be different as the Company expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.
(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1.
(3)	Consists of $375 of dividends on preferred stock at a 5% annual rate as well as $97 of accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 6.6%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding the Company’s common stock price, dividend yield and stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock ( currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.
(4)	As described in the section titled “Description of Securities,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with an exercise price equal to the trailing 20-day trading average leading up to the date of Treasury approval. This pro forma data assumes that the warrants would give the Treasury the option to purchase 60,000 shares of common stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at an exercise price of $24.99 (based on the average price from the previous 20 days on which the common stock traded as of November 17, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

Vote Required for Approval

Adoption of this proposal requires the approval of at least a majority of the votes entitled to be cast at the Meeting.

The Board recommends that shareholders vote FOR the proposed amendment to the Articles of Incorporation to authorize the Board to issue Preferred Stock.

PROPOSAL 2: TO AUTHORIZE MANAGEMENT TO ADJOURN

THE SPECIAL MEETING

If the number of shares of common stock present or represented at the Meeting and voting in favor of the Amendment Proposal is insufficient to approve that proposal, the Company’s management may move to adjourn the meeting in order to enable the Board to continue to solicit additional proxies in favor of the Amendment Proposal. In that event, you will be asked to vote upon the Adjournment Proposal, but not the Amendment Proposal.

In this proposal, the Board is asking you to authorize the holder of any proxy solicited by the Board to vote in favor of adjourning the Meeting and any later adjournment under the circumstances described above. If the shareholders approve this proposal, management could adjourn the Meeting (and any adjourned section of the Meeting) to use the additional time to solicit additional proxies in favor of the Amendment Proposal, including the solicitation of proxies from shareholders that have previously voted against such proposal. Among other things, approval of the Adjournment Proposal could mean that even if proxies representing a sufficient number of votes against the Amendment Proposal have been received, management could adjourn the special meeting without a vote on the Amendment Proposal and seek to convince the holders of those shares to change their votes to vote in favor of the Amendment Proposal.

The Board believes that if the number of shares of common stock present or represented at the Meeting and voting in favor of the Amendment Proposal is insufficient to approve that proposal, it is in the best interests of the Company’s shareholders to enable the Board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to approve the Amendment Proposal.

Vote Required for Approval

Adoption of the Adjournment Proposal requires that more votes be cast in favor of the proposal than against it at the Meeting.

The Board recommends that shareholders vote FOR the proposal to authorize management to adjourn the Meeting.

ANTI-TAKEOVER PROVISIONS OF THE

ARTICLES OF INCORPORATION AND BYLAWS

In its bylaws, the Company has elected to be governed by the “business combination” and “fair price” statutes under the Georgia Business Corporation Code. The material provisions of these statutes are summarized below.

Georgia Business Combination Statute.

This statute precludes an interested shareholder (one owning 10% or more of the Company’s outstanding voting stock) from entering into certain business combinations (which are broadly defined) with the Company for a period of five years from the date of becoming an interested shareholder unless (i) prior to the acquisition in which he or she became an interested shareholder, approval of the board of directors of the acquisition or business combination was obtained; (ii) the interested shareholder acquired 90% of the outstanding voting stock as a result of the transaction in which he or she became an interested shareholder; or (iii) the interested shareholder, after the acquisition in which he or she became an interested shareholder, acquired 90% of the outstanding voting stock and the business combination was approved by a majority of the voting shares not held by the interested shareholder. The protection of the statute is available only if the Company “opts in” by adopting a bylaw provision specifically providing that the statute shall apply, and the Company has adopted such a provision. The statute provides protection by setting a five-year moratorium on business combinations with an interested shareholder if certain forms of approval are not obtained in advance of the business combination. This provision encourages potential acquirers to negotiate with the board of directors and discourages hostile or “two-tiered” takeovers whereby minority shareholders may be disadvantaged.

Georgia Fair Price Statute.

This statute is designed to deter “two-tiered” takeovers, which are one of the most coercive takeover techniques. In a “two-tiered” offer, the hostile offeror commences a tender offer for less than all of the target’s outstanding shares at a price much higher than that to be paid to remaining shareholders in the second-step “freeze-out merger.” Alternatively, shareholders may be offered all cash in the tender offer, but forced to accept more speculative securities in the “freeze-out merger.” Tender offers structured in either of these manners place pressure on the shareholders to tender their shares to avoid receiving the consideration of lower value to be paid in the second-step merger. Thus, these techniques may coerce shareholders into supporting a tender offer at a price they would otherwise reject as inadequate. The Fair Price Statute is designed to require that the second step transaction must be at the same price and for the same form of consideration as the initial offer. The protection of the statute is available only if the Company “opts in” by adopting a bylaw provision specifically providing that the statute shall apply, and the Company has adopted such a provision.

Similar Provisions of the Articles of Incorporation.

In addition, the Company’s articles of incorporation include provisions that provide similar anti-takeover protection to the statutory provisions described above. Subject to the exceptions listed below, these provisions require that a business combination with an interested shareholder (in this case, one owning more than 20% of the Company’s outstanding voting stock or an affiliate who owned more than 20% of such stock within the two years preceding the transaction) must be either: (i) approved by all of the continuing directors (those who are not affiliated with the interested shareholder and were directors before the interested shareholder acquired that status), provided there are a minimum of three continuing directors on the board, or (ii) recommended by at least two-thirds of the continuing directors and approved by a majority of the shares held by disinterested shareholders.

The voting requirements described in the preceding paragraph will not apply to a business combination in which the consideration received by the Company’s shareholders in a business combination with an interested shareholder meets or exceeds specified thresholds and is in either cash or the same form as the interested shareholder previously paid for his or her shares. Additionally, the approval of a majority of the continuing directors is required to reduce common dividends or fail to declare or pay full periodic dividends on preferred stock between when the interested shareholder has acquired that status and when the business combination is consummated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 30, 2008, with respect to the Company’s directors, the executive officers named in the Summary Compensation Table in the proxy statement for the 2008 annual meeting of shareholders, shareholders known to the Company to own 5% or more of the Company’s common stock, and all current directors and executive officers of the Company as a group. Percentage calculations are based on 5,987,451 shares issued and outstanding. An asterisk (*) indicates ownership of less than one percent of the outstanding common stock.

Information relating to beneficial ownership of Common Stock by directors is based upon information furnished by each person using “beneficial ownership” concepts set forth in the rules of the Securities and Exchange Commission (“SEC”) under the Securities and Exchange Act of 1934, as amended. Under such rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. The person is also deemed to be a beneficial owner of any security of which that person has right to acquire beneficial ownership within 60 days. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial ownership. Accordingly, nominees are named as beneficial owners of shares as to which they may disclaim any beneficial interest. Except as indicated in other notes to this table describing special relationships with other persons and specifying shared voting or investment power, directors possess sole voting and investment power with respect to all shares of common stock set forth opposite their names. Where noted, exercisable options for executives are included in the number of shares beneficially owned.

Name and Address	Position(s) with the Company (1)	Number of Shares Beneficially Owned		Percentage of Ownership
William J. Badger	Director	77,884	(2)	1.30%

R. Daniel Blanton 3530 Wheeler Road Augusta, Georgia 30909	Director, President and Chief Executive Officer	481,066	(3)	8.03%

W. Marshall Brown	Director	5,227		*

Name and Address	Position(s) with the Company (1)	Number of Shares Beneficially Owned		Percentage of Ownership
Patrick D. Cunning	Director	5,527	(4)	*

Warren A. Daniel	Director	33,830	(5)	*

Edward G. Meybohm	Vice Chairman of the Board of the Company and Chairman of the Board of the Bank	284,274	(6)	4.75%

Robert W. Pollard, Jr. 5863 Washington Road Appling, Georgia 30802	Chairman of the Board of the Company, Vice Chairman of the Board of the Bank	493,376	(7)	8.24%

Larry S. Prather	Director	47,015	(8)	*

Darrell R. Rains	Group Vice President and Chief Financial Officer	11,550	(9)	*

Randolph R. Smith, MD 1348 Walton Way Suite 6300 Augusta, Georgia 30901	Director	303,779	(10)	5.07%

Ronald L. Thigpen	Director, Executive Vice President and Chief Operating Officer	76,112	(11)	1.27%

John W. Trulock, Jr.	Director	3,594		*

All current executive officers and directors as a group (10 persons)		1,823,234	(12)	30.45%
Other Beneficial Owners of Greater than 5% of the Company’s Common Stock
RWP, Sr., Enterprises, LLLP (13) 5863 Washington Road Appling, GA 30802	N/A	1,017,742		17.00%

Levi A. Pollard 3310 Scotts Ferry Road Appling, Georgia 30802	N/A	407,096	(14)	6.80%

*	Represents less than one percent of the outstanding shares.
1.	See “Election of Directors” for information regarding positions with the Bank and the Thrift.
2.	Includes 8,208 shares held in Mr. Badger’s IRA and 3,216 shares held by Mrs. Badger and 13,333 shares pledged as collateral.
3.	Includes 2,088 shares held in Mr. Blanton’s IRA, 187,019 shares held by Mr. Blanton’s wife, 7,537 shares held jointly with Mr. Blanton’s wife, 102,073 shares held in trust by Mr. Blanton’s wife as trustee for their minor children, 16,903 shares held in Mr. Blanton’s children’s name and 8,800 shares in exercisable options.
4.	Includes 2,200 shares in exercisable options.
5.	Includes 8,569 shares held in Mr. Daniel’s IRA.

6.	Includes 67,731 shares held in an IRA plan as to which Mr. Meybohm is a beneficiary.
7.	Includes 4,466 shares held by Mr. Pollard’s wife, 160,440 shares held in trust for their minor children, 1,773shares held by Mr. Pollard’s children.
8.	Includes 20,061 shares held in Mr. Prather’s IRA, 440 shares held in a partnership, 880 shares held in Mr. Prather’s name as custodian for grandchild and 550 shares held by Mr. Prather’s wife.
9.	Includes 4,400 shares in exercisable options.
10.	Includes 79,464 shares held in a pension and profit sharing plan as to which Dr. Smith is a beneficiary.
11.	Includes 14,332 shares held in Mr. Thigpen’s IRA, 31,560 shares held jointly with Mr. Thigpen’s wife and exercisable options for 26,420 shares.
12.	Includes 41,820 shares subject to exercisable options.
13.	RWP, Sr. Enterprises LLLP is a family limited partnership with four general partners: Robert W. Pollard, Jr.; Levi A. Pollard, V; Patricia P. Blanton; and Lynn Pollard Nickerson. All voting, dispositive and other activities by the partnership are taken by majority vote of the general partners, and each general partner has equal voting rights.
14.	Includes 45,094 shares held in trust for Mr. Pollard’s children and 770 shares held in trust for Mr. Pollards’ niece and nephews.

SHAREHOLDER PROPOSALS AND COMMUNICATIONS

Shareholder Proposals

To be included in the Company’s annual proxy statement, shareholder proposals not relating to the election of directors must be received by the Company at least 120 days before the one-year anniversary of the mailing date for the prior year’s proxy statement, which in our case would require that proposals be submitted prior to November 25, 2008 for the next year’s annual meeting. The persons named as proxies in the Company’s proxy statement for the meeting will, however, have discretionary authority to vote the proxies they have received as they see fit with respect to any proposals received less than 60 days prior to the meeting date. SEC Rule 14a-8 provides additional information regarding the content and procedure applicable to the submission of shareholder proposals.

Shareholder Communications

Shareholders wishing to communicate with the Board of Directors or with a particular director may do so in writing addressed to the Board, or to the particular director, and sending it to the Secretary of the Company at the Company’s principal office at 3530 Wheeler Road, Augusta, Georgia, 30909. The Secretary will promptly forward such communications to the applicable director or to the Chairman of the Board for consideration at the next scheduled meeting.

Appendix A

AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

SOUTHEASTERN BANK FINANCIAL CORPORATION

Article Two of the Articles of Incorporation of Southeastern Bank Financial Corporation is hereby deleted in its entirety and the following new Article Two is inserted in its place:

ARTICLE TWO

(a) The aggregate number of shares of stock of all classes that the corporation shall have authority to issue is 20,000,000 shares, of which 10,000,000 shares shall be common stock, $3.00 par value per share, and of which 10,000,000 shares shall be preferred stock, no par value (“Preferred Stock”).

(b) The Board of Directors of the Company is hereby granted the authority, subject to the provisions of this Article Two and to the limitations prescribed by law, to classify the unissued shares of Preferred Stock into one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions providing for the issuance of such series the terms, including the preferences, rights and limitations, of such series. Each series shall consist of such number of shares as shall be stated in the resolution or resolutions providing for the issuance of such series together with such additional number of shares as the Board of Directors by resolution or resolutions may from time to time determine to issue as a part of the series. The Board of Directors may from time to time decrease the number of shares of any series of Preferred Stock (but not below the number thereof then outstanding) by providing that any unissued shares previously assigned to such series shall no longer constitute part thereof and restoring such unissued shares to the status of authorized but unissued shares of Preferred Stock.

(c) The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(i)	The number of shares constituting that series and the distinctive designation of that series;

(ii)	The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payments of dividends on shares of that series;

(iii)	Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv)	Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provisions for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(v)	Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates;

(vi)	Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund; and

(vii)	Any other relative rights, preferences and limitations of that series.

A-1

(d) The holders of shares of each series of Preferred Stock shall be entitled upon liquidation or dissolution, or upon the distribution of the assets, of the Company to such preferences as provided in the resolution or resolutions creating the series, and no more, before any distribution of the assets of the Company shall be made to the holders of any other series of Preferred Stock or to the holders of shares of Common Stock. Whenever the holders of shares of Preferred Stock of all series shall have been paid the full amounts to which they shall be entitled, the holders of shares of Common Stock shall be entitled to share ratably in all the remaining assets of the Company.

A-2

Appendix B

TARP Capital Purchase Program

Senior Preferred Stock and Warrants

Summary of Senior Preferred Terms

Issuer:	Qualifying Financial Institution (“QFI”) means (i) any U.S. bank or U.S. savings association not controlled by a Bank Holding Company (“BHC”) or Savings and Loan Holding Company (“SLHC”); (ii) any U.S. BHC, or any U.S. SLHC which engages only in activities permitted for financial holdings companies under Section 4(k) of the Bank Holding Company Act, and any U.S. bank or U.S. savings association controlled by such a qualifying U.S. BHC or U.S. SLHC; and (iii) any U.S. BHC or U.S. SLHC whose U.S. depository institution subsidiaries are the subject of an application under Section 4(c)(8) of the Bank Holding Company Act; except that QFI shall not mean any BHC, SLHC, bank or savings association that is controlled by a foreign bank or company. For purposes of this program, “U.S. bank”, “U.S. savings association”, “U.S. BHC” and
“U.S. SLHC” means a bank, savings association, BHC or SLHC organized under the laws of the United Sates or any State of the United States, the District of Columbia, any territory or possession of the United States, Puerto Rico, Northern Mariana Islands, Guam, American Samoa, or the Virgin Islands. The United States Department of the Treasury will determine eligibility and allocation for QFIs after consultation with the appropriate Federal banking agency.

Initial Holder:	United States Department of the Treasury (the “UST”).

Size:	QFIs may sell preferred to the UST subject to the limits and terms described below.

Each QFI may issue an amount of Senior Preferred equal to not less than 1% of its risk-weighted assets and not more than the lesser of (i) $25 billion and (ii) 3% of its risk-weighted assets.

Security:	Senior Preferred, liquidation preference $1,000 per share. (Depending upon the QFI’s available authorized preferred shares, the UST may agree to purchase Senior Preferred with a higher liquidation preference per share, in which case the UST may require the QFI to appoint a depositary to hold the Senior Preferred and issue depositary receipts.)

Ranking:	Senior to common stock and pari passu with existing preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Regulatory Capital Status:	Tier 1.

Term:	Perpetual life.

Dividend:	The Senior Preferred will pay cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of this investment and thereafter at a rate of 9% per annum. For Senior Preferred issued by banks which are not subsidiaries of holding companies, the Senior Preferred will pay non-cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of this investment and thereafter at a rate of 9% per annum. Dividends will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year.

Redemption:	Senior Preferred may not be redeemed for a period of three years from the date of this investment, except with the proceeds from a Qualified Equity Offering (as defined below) which results in aggregate gross proceeds to the QFI of not less than 25% of the issue price of the Senior Preferred. After the third anniversary of the date of this investment, the Senior Preferred may be redeemed, in whole or in part, at any time and from time to time, at the option of the QFI. All redemptions of the Senior Preferred shall be at 100% of its issue price, plus (i) in the case of cumulative Senior Preferred, any accrued and unpaid dividends and (ii) in the case of noncumulative Senior Preferred, accrued and unpaid dividends for the then current dividend period (regardless of whether any dividends are actually declared for such dividend period), and shall be subject to the approval of the QFI’s primary federal bank regulator.

“Qualified Equity Offering” shall mean the sale by the QFI after the date of this investment of Tier 1 qualifying perpetual preferred stock or common stock for cash.

Following the redemption in whole of the Senior Preferred held by the UST, the QFI shall have the right to repurchase any other equity security of the QFI held by the UST at fair market value.

Restrictions on Dividends:	For as long as any Senior Preferred is outstanding, no dividends may be declared or paid on junior preferred shares, preferred shares ranking pari passu with the Senior Preferred, or common shares (other than in the case of pari passu preferred shares, dividends on a pro rata basis with the Senior Preferred), nor may the QFI repurchase or redeem any junior preferred shares, preferred shares ranking pari passu with the Senior Preferred or common shares, unless (i) in the case of cumulative Senior Preferred all accrued and unpaid dividends for all past dividend periods on the Senior Preferred are fully paid or (ii) in the case of non-cumulative Senior Preferred the full dividend for the latest completed dividend period has been declared and paid in full.

Common dividends:	The UST’s consent shall be required for any increase in common dividends per share until the third anniversary of the date of this investment unless prior to such third anniversary the Senior Preferred is redeemed in whole or the UST has transferred all of the Senior Preferred to third parties.

Repurchases:	The UST’s consent shall be required for any share repurchases (other than (i) repurchases of the Senior Preferred and (ii) repurchases of junior preferred shares or common shares in connection with any benefit plan in the ordinary course of business consistent with past practice) until the third anniversary of the date of this investment unless prior to such third anniversary the Senior Preferred is redeemed in whole or the UST has transferred all of the Senior Preferred to third parties. In addition, there shall be no share repurchases of junior preferred shares, preferred shares ranking pari passu with the Senior Preferred, or common shares if prohibited as described above under “Restrictions on Dividends”.

Voting rights:	The Senior Preferred shall be non-voting, other than class voting rights on (i) any authorization or issuance of shares ranking senior to the Senior Preferred, (ii) any amendment to the rights of Senior Preferred, or (iii) any merger, exchange or similar transaction which would adversely affect the rights of the Senior Preferred.

If dividends on the Senior Preferred are not paid in full for six dividend periods, whether or not consecutive, the Senior Preferred will have the right to elect 2 directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.

Transferability:	The Senior Preferred will not be subject to any contractual restrictions on transfer. The QFI will file a shelf registration statement covering the Senior Preferred as promptly as practicable after the date of this investment and, if necessary, shall take all action required to cause such shelf registration statement to be declared effective as soon as possible. The QFI will also grant to the UST piggyback registration rights for the Senior Preferred and will take such other steps as may be reasonably requested to facilitate the transfer of the Senior Preferred including, if requested by the UST, using reasonable efforts to list the Senior Preferred on a national securities exchange. If requested by the UST, the QFI will appoint a depositary to hold the Senior Preferred and issue depositary receipts.

Executive Compensation:	As a condition to the closing of this investment, the QFI and its senior executive officers covered by the EESA shall modify or terminate all benefit plans, arrangements and agreements (including golden parachute agreements) to the extent necessary to be in compliance with, and following the closing and for so long as UST holds any equity or debt securities of the QFI, the QFI shall agree to be bound by, the executive compensation and corporate governance requirements of Section 111 of the EESA and any guidance or regulations issued by the Secretary of the Treasury on or prior to the date of this investment to carry out the provisions of such subsection. As an additional condition to closing, the QFI and its senior executive officers covered by the EESA shall grant to the UST a waiver releasing the UST from any claims that the QFI and such senior executive officers may otherwise have as a result of the issuance of any regulations which modify the terms of benefits plans, arrangements and agreements to eliminate any provisions that would not be in compliance with the executive compensation and corporate governance requirements of Section 111 of the EESA and any guidance or regulations issued by the Secretary of the Treasury on or prior to the date of this investment to carry out the provisions of such subsection.

Summary of Warrant Terms

Warrant:	The UST will receive warrants to purchase a number of shares of common stock of the QFI having an aggregate market price equal to 15% of the Senior Preferred amount on the date of investment, subject to reduction as set forth below under “Reduction”. The initial exercise price for the warrants, and the market price for determining the number of shares of common stock subject to the warrants, shall be the market price for the common stock on the date of the Senior Preferred investment (calculated on a 20-trading day trailing average), subject to customary anti-dilution adjustments. The exercise price shall be reduced by 15% of the original exercise price on each six-month anniversary of the issue date of the warrants if the consent of the QFI stockholders described below has not been received, subject to a maximum reduction of 45% of the original exercise price.

Term:	10 years

Exercisability:	Immediately exercisable, in whole or in part

Transferability:	The warrants will not be subject to any contractual restrictions on transfer; provided that the UST may only transfer or exercise an aggregate of one- half of the warrants prior to the earlier of (i) the date on which the QFI has received aggregate gross proceeds of not less than 100% of the issue price of the Senior Preferred from one or more Qualified Equity Offerings and (ii) December 31, 2009. The QFI will file a shelf registration statement covering the warrants and the common stock underlying the warrants as promptly as practicable after the date of this investment and, if necessary, shall take all action required to cause such shelf registration statement to be declared effective as soon as possible. The QFI will also grant to the UST piggyback registration rights for the warrants and the common stock underlying the warrants and will take such other steps as may be reasonably requested to facilitate the transfer of the warrants and the common stock underlying the warrants. The QFI will apply for the listing on the national exchange on which the QFI’s common stock is traded of the common stock underlying the warrants and will take such other steps as may be reasonably requested to facilitate the transfer of the warrants or the common stock.

Voting:	The UST will agree not to exercise voting power with respect to any shares of common stock of the QFI issued to it upon exercise of the warrants.

Reduction:	In the event that the QFI has received aggregate gross proceeds of not less than 100% of the issue price of the Senior Preferred from one or more Qualified Equity Offerings on or prior to December 31, 2009, the number of shares of common stock underlying the warrants then held by the UST shall be reduced by a number of shares equal to the product of (i) the number of shares originally underlying the warrants (taking into account all adjustments) and (ii) 0.5.

Consent:	In the event that the QFI does not have sufficient available authorized shares of common stock to reserve for issuance upon exercise of the warrants and/or stockholder approval is required for such issuance under applicable stock exchange rules, the QFI will call a meeting of its stockholders as soon as practicable after the date of this investment to increase the number of authorized shares of common stock and/or comply with such exchange rules, and to take any other measures deemed by the UST to be necessary to allow the exercise of warrants into common stock.

Substitution:	In the event the QFI is no longer listed or traded on a national securities exchange or securities association, or the consent of the QFI stockholders described above has not been received within 18 months after the issuance date of the warrants, the warrants will be exchangeable, at the option of the UST, for senior term debt or another economic instrument or security of the QFI such that the UST is appropriately compensated for the value of the warrant, as determined by the UST.

APPENDIX C

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this discussion is to focus on significant changes in the financial condition and results of operations of the Company and its subsidiaries, Georgia Bank & Trust Company of Augusta (“GB&T”) and Southern Bank & Trust (“SB&T”), during the past three years. The discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and related notes to the consolidated financial statements.

Overview

The Company’s services include the origination of residential and commercial real estate loans, construction and development loans, and commercial and consumer loans. The Company also offers a variety of deposit programs, including noninterest-bearing demand, interest checking, money management, savings, and time deposits. In the Augusta-Richmond County, GA-SC metropolitan statistical area, GB&T had 12.87% of all deposits and was the second largest depository institution and the largest locally based institution at June 30, 2007 based on deposit levels, as cited from the FDIC’s website. Securities sold under repurchase agreements are also offered. Additional services include wealth management, trust, retail investment, and mortgage. As a matter of practice, most mortgage loans are sold in the secondary market; however, some mortgage loans are placed in the portfolio based on asset/liability management strategies. The Company continues to concentrate on increasing its market share through various new deposit and loan products and other financial services, by adding locations, and by focusing on the customer relationship management philosophy. The Company is committed to building lifelong relationships with its customers, employees, shareholders, and the communities it serves.

The Company’s primary source of income is from its lending activities followed by interest income from its investment activities, service charges and fees on deposits, and gain on sales of mortgage loans in the secondary market. Interest income on loans and investment securities increased primarily due to increased volumes. Service charges and fees on deposits increased due to increases in NSF income on retail and business checking accounts and debit/ATM card income, both the result of new account growth. Gain on sales of mortgage loans for 2007 did not change significantly over 2006. Both trust service fees and retail investment income experienced significant growth this year as the Company continues to focus on the expansion of the wealth management area. With the significant growth that the Company has seen over the year salary and benefit expenses have increased $1.5 Million from 2006 primarily from the opening of new locations, increased in commissions and increase in operational staff personnel somewhat offset by the increase in FAS 91 deferred cost expense. Occupancy expense increased $610,000 from 2006 primarily due to moving and equipment expense for the new operations facility and increased rent expenses on ATM’s. Provision expense increased $1.3 Million primarily due to the increase in downgrades in the loan portfolio.

The Company has experienced steady growth. Over the past four years, assets grew from $630.6 Million at December 31, 2003 to $1.2 Billion at December 31, 2007. From year end 2003 to year end 2007, loans increased $450.0 Million, and deposits increased $468.2 Million. Net income for the year ended 2003 was $7.9 Million compared to net income of $11.8 Million at year end 2007. The Company has paid cash dividends of $0.13 per share each quarter since 2004.

The Company meets its liquidity needs by managing cash and due from banks, federal funds purchased and sold, maturity of investment securities, principal repayments received from mortgage backed securities, and draws on lines of credit. Additionally, liquidity can be managed through structuring deposit and loan maturities. The Company funds loan and investment growth with core deposits, securities sold under repurchase agreements and Federal Home Loan Bank advances. During inflationary periods, interest rates generally increase and operating expenses generally rise. When interest rates rise, variable rate loans and investments produce higher earnings; however, deposit and other borrowings interest expense also rise. The Company monitors its interest rate risk as it applies to net income in a ramp up and down annually 200 basis points (2%) scenario and as it applies to economic value of equity in a shock up and down 200 (2%) basis points scenario. The Company monitors operating expenses through responsibility center budgeting. See “Interest Rate Sensitivity” below.

Critical Accounting Estimates

The accounting and financial reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Of these policies, management has identified the allowance for loan losses as a critical accounting estimate that requires difficult, subjective judgment and is important to the presentation of the financial condition and results of operations of the Company.

The allowance for loan losses is established through a provision for loan losses charged to expense, which affects the Company’s earnings directly. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that become uncollectible, based on evaluations of the collectability of loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, historical loss rates, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect a borrower’s ability to repay.

The Company segments its allowance for loan losses into the following three major categories: 1) identified losses for impaired loans; 2) general allocation for Classified/Watch loans; and 3) general allocation for loans with satisfactory ratings. Risk ratings are initially assigned in accordance with the Company’s loan and collection policy. An organizationally independent department reviews grade assignments on an ongoing basis. Management reviews current information and events regarding a borrowers’ financial condition and strengths, cash flows available for debt repayment, the related collateral supporting the loan and the effects of known and expected economic conditions. When the evaluation reflects a greater than normal risk associated with the individual loan, management classifies the loan accordingly. If the loan is determined to be impaired, management allocates a portion of the allowance for loan losses for that loan based upon the present value of future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if collection of the loan is deemed to be dependent upon the collateral. Regulatory guidance is also considered. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement; however, cash receipts on impaired and nonaccrual loans for which the accrual of interest has been discontinued are generally applied first to principal and then to interest income depending upon the overall risk of principal loss to the Company. Impaired and Classified/Watch loans are aggressively monitored. The allocation for loans rated satisfactory is further subdivided into various types of loans as defined by regulatory reporting codes. The Company’s management also gives consideration to subjective factors such as, national and local economic conditions, bankruptcy trends, unemployment trends, loan concentrations, and competitive factors in the local market. These factors represent uncertainties in the Company’s business environment and are included in the various individual components of the allowance for loan losses.

Management believes that the allowance for loan losses is adequate. The loan portfolio is comprised of 85.7% real estate loans; 10.6% commercial, financial and agricultural loans; and 3.8% consumer loans. Commercial real estate comprises 26.8% of the loan portfolio, and of these loans 55.0% are owner occupied properties where the operations of the commercial entity provide the necessary cash flow to service the debt. For this portion of the real estate loan portfolio, repayment is not dependent upon the sale of the real estate held as collateral. Construction and development loans, 36.1% of the portfolio, have been an increasingly important portion of the real estate loan portfolio. The Company carefully monitors the loans in this category since the repayment of these loans is generally dependent upon the sale of the real estate in the normal course of business and can be impacted by national and local economic conditions. The residential category, 21.6% of the portfolio, represents those loans that the Company chooses to maintain in its portfolio rather than selling into the secondary market for marketing and competitive reasons and commercial loans secured by residential real estate. The residential held for sale category, 1.3% of the portfolio, comprises loans that are in the process of being sold into the secondary market. In these loans, the credit has been approved by the investor and the interest rate locked so that the Company minimizes credit and interest rate risk with respect to these loans. The Company has no large loan concentrations to individual borrowers. Unsecured loans at December 31, 2007 were $15.7 million. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may advise additions to the allowance based on their judgments about information available to them at the time of their examination. Such regulatory guidance is considered, and the Company may recognize additions to the allowance as a result.

Please see “Provision for Loan Losses, Net Charge-offs, and Allowance for Loan Losses” and “Non-Performing Assets” for a further discussion of the Company’s loans, loss experience, and methodology in determining the allowance.

Results of Operations

Total assets increased $172.0 million, or 16.5% in 2007 compared to year end 2006, primarily due to loan growth and an increase in available for sale investment securities somewhat offset by a decrease in cash and cash equivalents. The Company recorded net income of $11.8 million in 2007, a 5.4% increase over 2006. The increase in net income is attributable to increases in net interest income and noninterest income, somewhat offset by increases in noninterest expense. Interest income increased $13.6 million or 20.7% in 2007. Interest income on loans, including loan fees, was the principal contributor, representing an increase of $11.9 million over 2006. This was primarily the result of $132.8 million in loan growth for the Company in 2007. Interest income on investment securities increased $1.2 million in 2007 as a result of a $13.6 million increase in the annual average balance of the investment portfolio in 2007. Significant changes to noninterest income in 2007 include a $667,000 increase in service charges and fees on deposits related to new account growth, a gain on the sale of fixed assets of $1,002,000, and a $479,000 increase in retail investment income and an $271,000 increase in trust service fees due to the continued expansion of the wealth management area, somewhat offset by a $450,000 loss on the sale of investment securities.

The Company had total deposit growth of $150.4 million, or 18.8% in 2007. Interest expense on deposits increased $9.0 million as a result of this growth and higher interest rates. The most significant increase was in time deposits with an $80.7 million balance increase over 2006 year end with a corresponding $6.6 million increase in interest expense. Brokered CDs totaled $78.5 million at year end 2007 and accounted for $1.3 million of the increase in interest expense. The annual average balance of federal funds purchased and securities sold under repurchase agreements grew $3.3 million in 2007, with related interest expense increasing $266,000 over 2006. The Company was in a $17.5 million federal funds purchase position at 2007 year end, as compared to a $14.7 million federal funds sold position at 2006 year end. Provision for loan loss expense increased $1.3 million from 2006 primarily due to loan volume growth as well as increases in specifically-reserved loans, higher levels of Classified and Watch-rated debt and management’s assessment of current economic environment. Noninterest expense increased $3.6 million or 12.4% in 2007. Salaries and other personnel expense increased $1.5 million primarily as a result of additional employees in 2007 related to the Company’s continued growth and expansion into new markets. Premises and fixed asset expense increased $610,000 or 21.4% from 2006 due to increased depreciation expense and expenses incurred moving the Company’s operational facilities to the new operations center in Martinez, Georgia. Other operating expenses increased $1.4 million with the most significant increases reflected in the processing expense and IT maintenance expense categories. The Company continues to monitor operating expenses and uses responsibility center budgeting to assist in this endeavor. The operating efficiency ratio of 60.64% in 2007 is a 0.44% increase from 2006.

The earnings performance of the Company is reflected in its return on average assets and average equity of 1.04% and 14.03%, respectively, during 2007 compared to 1.17% and 16.10%, respectively, during 2006. Return on equity decreased in 2007 due to 5.4% growth in net income compared to a 20.9% growth in average stockholders equity. The return on average assets and average equity was 1.27% and 16.15%, respectively, in 2005. Basic net income per share on weighted average common shares outstanding improved to $2.17 in 2007 compared to $2.10 in 2006 and $1.89 in 2005. Diluted net income per share on weighted average common and common equivalent shares outstanding improved to $2.14 in 2007 compared to $2.08 in 2006 and $1.86 in 2005. The Company has paid cash dividends of $0.13 per share each quarter since 2004.

Net Interest Income

The primary source of earnings for the Company is net interest income, which is the difference between income on interest-earning assets, such as loans and investment securities, and interest expense incurred on interest-bearing sources of funds, such as deposits and borrowings. The following table shows the average balances of interest-earning assets and interest-bearing liabilities, average yields earned and rates paid on those respective balances, and the resulting interest income and interest expense for the periods indicated. Average balances are calculated based on daily balances, yields on non-taxable investments are not reported on a tax equivalent basis and average balances for loans include nonaccrual loans even though interest was not earned.

Average Balances, Income and Expenses, Yields and Rates

	Year Ended Dec. 31, 2007			Year Ended Dec. 31, 2006			Year Ended Dec. 31, 2005
	Average Amount	Average Yield or Rate	Amount Paid or Earned	Average Amount	Average Yield or Rate	Amount Paid or Earned	Average Amount	Average Yield or Rate	Amount Paid or Earned
	(Dollars in thousands)
ASSETS
Interest-earning assets:
Loans	$811,509	8.16%	$66,219	$664,101	8.18%	$54,338	$547,414	7.11%	$38,898
Investments
Taxable	209,082	5.27%	11,023	189,321	5.09%	9,633	158,017	4.56%	7,206
Tax-exempt	18,734	4.27%	800	24,658	4.18%	1,030	18,765	4.09%	767
Federal funds sold	21,434	5.19%	1,112	12,248	4.90%	600	12,106	3.14%	380
Interest-bearing deposits in other banks	506	5.34%	27	612	4.08%	25	884	2.94%	26

Total interest-earning assets	1,061,265	7.46%	$79,181	890,940	7.37%	$65,626	737,186	6.41%	$47,277

Cash and due from banks	25,624			19,977			17,096
Premises and equipment	26,676			22,242			19,208
Other	30,527			27,486			20,253
Allowance for loan losses	(11,029)			(9,530)			(8,662)

Total assets	$1,133,063			$951,115			$785,081

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
NOW accounts	$127,093	2.30%	$2,926	$114,021	2.00%	$2,277	$87,982	0.89%	$787
Savings and money management accounts	341,097	4.04%	13,788	305,186	3.93%	11,996	288,759	2.98%	8,610
Time deposits	317,298	5.18%	16,433	213,889	4.59%	9,826	145,209	3.08%	4,476
Federal funds purchased / securities sold under repurchase agreements	65,735	5.03%	3,305	62,451	4.93%	3,079	55,658	3.05%	1,697
Other borrowings	79,250	5.65%	4,480	75,034	5.66%	4,245	50,121	4.62%	2,315

Total interest-bearing liabilities	930,473	4.40%	40,932	770,581	4.08%	31,423	627,729	2.85%	17,885

Noninterest-bearing demand deposits	108,470			102,032			89,079
Other liabilities	10,270			9,185			6,618
Stockholders’ equity	83,850			69,317			61,655

Total liabilities and stockholders’ equity	$1,133,063			$951,115			$785,081

Net interest spread		3.06%			3.29%			3.56%
Benefit of noninterest sources		0.54%			0.55%			0.42%
Net interest margin/income		3.60%	$38,249		3.84%	$34,203		3.98%	$29,392

The increase in average loans of $147.4 million and the increase in average investments of $13.8 million were funded by increases in average deposits of $152.4 million, Federal Home Loan Bank borrowings of $4.2 million, and federal funds purchased and securities sold under repurchase agreements of $3.3 million. For 2007, average total assets were $1,133 million, a 19.1% increase over 2005. Average interest-earning assets for 2007 were $1,061 million, or 93.7% of average total assets.

Interest income is the largest contributor to income. Interest income on loans, including loan fees, increased $11.9 million from 2006 to $66.2 million in 2007. The increase in loan interest income resulted from increased loan volume. Investment income increased $1.2 million to $11.8 million as a result of volume and higher investment yields in 2007. Interest income on federal funds sold increased primarily as the result of higher volume and a 0.29% increase in the average yield. Interest expense on deposits increased $9.0 million from 2006 to $33.1 million as the result of deposit growth and higher interest rates. Interest expense on federal funds purchased and securities sold under repurchase agreements increased $1.4 million, again due to growth and rising interest rates. Interest expense on other borrowings increased primarily due to an increase in the annual average balance. The overall result was an increase in net interest income of $4.0 million or 11.8% in 2007 from 2006. Average yields on interest-earning assets increased to 7.46% in 2007, compared to 7.37% in 2005.

Net interest income increased $4.8 million in 2006 compared to 2005 as a result of the growth in the volume of average earning assets and an increase in interest rates. Interest earning assets averaged $890.9 million in 2006, an increase of 16.4%, from the $737.2 million averaged in 2005. Average yields on earning assets increased to 7.37% in 2006, compared to 6.41% in 2005.

A key performance measure for net interest income is the “net interest margin”, or net interest income divided by average interest-earning assets. Unlike the “net interest spread” (the difference between interest rates earned on assets and interest rates paid on liabilities), the net interest margin is affected by the level of non-interest sources of funding used to support interest-earning assets. The Company’s net interest margin decreased to 3.60% in 2007 from 3.84% in 2006. In 2005, the net interest margin was 3.98%. The net interest margin deteriorated in 2007 as the average rate paid on interest-bearing deposits increased more quickly than the average rate on interest-earning assets. The high level of competition in the local market for both loans and deposits continues to influence the net interest margin. The net interest margin continues to be supported by demand deposits which provide a noninterest-bearing source of funds. The Company’s current marketing efforts are focused on increasing demand deposits and NOW accounts to help prevent further deterioration in the net interest margin. The net interest spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing sources of funds. The net interest spread eliminates the impact of noninterest-bearing funds and gives a direct perspective on the effect of market interest rate movements. As a result of changes in interest rates in 2007, the net interest spread decreased 23 basis points to 3.06% in 2007. The 2006 net interest spread of 3.29% also represented a decrease from 2005’s 3.56%.

Changes in the net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, increases in the average rates earned and paid on such assets and liabilities, the ability to manage the earning asset portfolio, and the availability of particular sources of funds, such as noninterest-bearing deposits. The following table: “Analysis of Changes in Net Interest Income” indicates the changes in the Company’s net interest income as a result of changes in volume and rate from 2007 to 2006, and 2006 to 2005. The analysis of changes in net interest income included in the following table indicates that on an overall basis in 2007 to 2006, the increase in the balances or volumes of interest-earning assets created a positive impact in net income. This was somewhat offset by the impact of increased volumes of interest-bearing liabilities. The rate environment of 2007 resulted in modest rate increases on interest-earning assets which were more than offset by rate increases on interest-bearing liabilities. In 2006 to 2005, the increase in the balances or volumes of interest-earning assets created a positive impact in net income which was partially offset by the impact of increased volumes of interest-bearing liabilities. Rising rates in 2006 resulted in rate increases on interest-bearing liabilities that exceeded rate increases on interest-earning assets.

Analysis of Changes in Net Interest Income

	2007 vs. 2006 Increase (Decrease)				2006 vs. 2005 Increase (Decrease)
	Average Volume	Average Rate	Combined	Total	Average Volume	Average Rate	Combined	Total
	(Dollars in thousands)				(Dollars in thousands)
Interest income from interest-earning assets:
Loans	$12,058	$(133)	$(44)	$11,881	$8,296	$5,858	$1,286	$15,440
Investments, taxable	1,006	341	43	1,390	1,428	837	162	2,427
Investments, tax-exempt	(248)	42	(24)	(230)	241	17	5	263
Federal funds sold	450	36	26	512	4	213	3	220
Interest-bearing deposits in other banks	(4)	8	(1)	2	(8)	10	(3)	(1)

Total	$13,262	$293	$(0)	$13,555	$9,961	$6,935	$1,453	$18,349

Interest expense on interest-bearing liabilities:
NOW accounts	$261	$342	$45	$649	$232	$976	$282	$1,490
Savings and money management accounts	1,411	336	45	1,792	490	2,743	153	3,386
Time deposits	4,746	1,262	599	6,607	2,115	2,193	1,042	5,350
Federal funds purchased / securities sold under repurchase agreements	162	62	2	226	207	1,047	128	1,382
Other borrowings	239	(8)	4	235	1,151	521	258	1,930

Total	$6,819	$1,995	$695	$9,509	$4,195	$7,480	$1,863	$13,538

Change in net interest income				$4,046				$4,811

The variances for each major category of interest-earning assets and interest-bearing liabilities are attributable to (a) changes in volume (changes in volume times prior year rate), (b) changes in rate (changes in rate times prior year volume) and (c) combined (changes in rate times the change in volume).

Noninterest Income

Noninterest income consists of revenues generated from a broad range of financial services and activities, including service charges on deposit accounts, gain on sales of loans, gain on sale of fixed assets, fee-based services, and products where commissions are earned through sales of products such as real estate mortgages, retail investment services, trust services, and other activities. In addition, the increase in cash surrender value of bank-owned life insurance and gains or losses realized from the sale of investment securities are included in noninterest income.

Noninterest income for 2007 was $16.2 million, an increase of $2.1 million or 15.2% from 2006. Service charges and fees on deposits increased $667,000 in 2007 primarily due to increases in NSF fees for retail checking accounts and debit/ATM card income, both the result of new account growth. The gain on the sale of fixed assets increased $1.0 million from 2006. The Company, in anticipation of moving its operational facilities, sold part of its operations campus which had a book value of $1.8 million resulting in a gain of $1.1 million. These increases were somewhat offset by decreases in service charges on non-personal deposit accounts due to increases in the earnings credit applied to average balances maintained in those accounts. Retail investment income increased $479,000 primarily due to production by new personnel. Other contributing factors include increases in trust services fees due to a $5.5 million increase in assets managed from 2006 and increases in the increase in cash-surrender value of bank-owned life insurance due to an additional purchase of $3.5 million in bank-owned life insurance in February 2007. A $237,000 loss recognized on the sale of agency securities resulted in a decrease in net investment securities gains (losses) from 2006.

Noninterest income for 2006 was $14.0 million, an increase of $1.7 million or 13.5% from 2005. Contributing factors include increases in gain on sales of loans in the secondary mortgage market due to higher mortgage loan volumes. The increase in cash surrender value of life insurance decreased due to reduced interest rates. These decreases were partially offset by increases in service charges and fees on deposits during the period primarily due to increases in NSF fees and ATM income, somewhat offset by decreases in service charges, all a result of new retail checking accounts. The decrease in service charge income was also attributable to increases in the earnings credit applied to average balances maintained in non-personal deposit accounts.

The following table presents the principal components of noninterest income for the last three years:

Noninterest Income

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Service charges and fees on deposit accounts	$6,409	$5,742	$5,363
Gain on sales of loans	5,185	5,154	5,089
Gain on sale of fixed assets	1,049	47	(7)
Investment securities gains (losses), net	(237)	213	(86)
Retail investment income	1,267	788	455
Trust service fees	1,132	860	642
Increase in cash surrender value of life insurance	678	605	400
Other	685	631	515

Total noninterest income	$16,168	$14,040	$12,371

Noninterest income as a percentage of total average assets	1.70%	1.79%	1.84%
Noninterest income as a percentage of total income	19.77%	20.75%	26.06%

Noninterest Expense

Noninterest expense totaled $32.5 million in 2007, an increase of 12.4% from 2006 noninterest expense of $28.9 million. Noninterest expense attributable to the Company’s expansion into new markets totaled $1.0 million for 2007. Salaries and other personnel expense increased $1.5 million due to offices opened in the Aiken and Greenville, South Carolina and Evans, Georgia markets, the expansion of the wealth management area, medical expenses, employer 401K expense, and stock options compensation expense somewhat offset by an increase in FAS 91 deferred cost expense.

Operating expenses, excluding salary and employee benefits, increased $2.0 million in 2007. Processing expenses increased $271,000 primarily due to ATM processing fees related to new account growth of checking products. IT maintenance expense increased $276,000 primarily for increase in core software maintenance agreement and security maintenance. Due to the continued growth of the company, other expensed including communications, postage, and staff development increased $298,000 in 2007. Contributions increased as a result of a $250,000 donation made to Georgia Bank Foundation.

Noninterest expense totaled $28.9 Million in 2006, an increase of 15.5% from 2005 noninterest expense of $25.0 Million. Noninterest expense attributable to the Company’s expansion into new markets totaled $1.9 million for 2006. Salaries and other personnel expense increased $2.3 million due to offices opened in the Aiken, South Carolina and Athens, Georgia markets, the expansion of the wealth management area, medical expenses and stock options compensation expense recognized for the acceleration of the vesting period for two key employees and to comply with SFAS No. 123(R). Other operating expenses increased $1.5 million in 2006. Processing expenses increased $407,000 primarily due to retail investment processing fees related to increased production and fees associated with new account growth for both retail and business checking products. Professional fees increased $275,000 primarily for Sarbanes-Oxley 404 compliance, other advisory services and legal fees. Marketing expense increased $174,000 primarily due to advertising for expansion into the Athens and Aiken markets. Contributions increased as the result of a $200,000 donation made to Georgia Bank Foundation, and supplies expense increased $152,000 due to the continued growth of the Company

The Company continues to monitor expenditures in all organizational units by utilizing specific cost-accounting and reporting methods as well as responsibility center budgeting. The following table presents the principal components of noninterest expense for the years ended December 31, 2007, 2006 and 2005.

Noninterest Expense

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Salaries and employee benefits	$19,343	$17,806	$15,531
Occupancy expense	3,457	2,847	2,731
Marketing & business development expense	1,586	1,405	1,119
Processing expense	1,750	1,480	1,073
Legal and professional fees	1,508	1,369	1,094
Data processing expense	942	667	532
Loan costs	460	442	396
Supplies expense	704	660	508
Other expense	2,758	2,256	2,028

Total noninterest expense	$32,508	$28,932	$25,012

Noninterest expense as a percentage of total average assets	2.87%	3.04%	3.19%
Operating efficiency ratio	60.64%	60.20%	59.78%

The Company’s efficiency ratio (noninterest expense as a percentage of net interest income and noninterest income, excluding gains and losses on the sale of investments) increased to 60.64% in 2007 compared to 60.20% in 2006, and 59.78% in 2005. Although the Company had significant increases in both net interest income and noninterest income, noninterest expense related to continued growth and expansion into new markets led to the deterioration of the efficiency ratio in 2007 and 2006. Expenses for growth and expansion were more than offset by income produced from existing operations.

Income Taxes

Income tax expense increased $648,000 or 11.4% in 2007 from 2006, and increased $718,000 or 14.5% in 2006 from 2005. The effective tax rate as a percentage of pre-tax income was 34.9% in 2007, 33.7% in 2006, and 33.2% in 2005. Higher income in 2007 resulted in taxable income over $15.0 million which was taxed at a higher federal income tax rate. The increase in the effective tax rate is primarily due to the graduated increase in the federal income tax rate from 34% in 2002 to 35% in 2007. Additionally, for federal income tax purposes, increases in nontaxable bank-owned life insurance income and tax-exempt municipals were generally offset by increases in nondeductible stock compensation expense. However, for state income tax purposes, the increase in nontaxable bank-owned life insurance income was significantly offset by Georgia disallowed agency interest income and increases in nondeductible stock compensation expense.

Provision for Loan Losses, Net Charge-offs and Allowance for Loan Losses

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. The allowance for loan losses represents a reserve for losses in the loan portfolio. The Company has developed policies and procedures for evaluating the overall quality of its loan portfolio and the timely identification of problem credits. Management continues to review these policies and procedures and makes further improvements as needed. The adequacy of the Company’s allowance for loan losses and the effectiveness of the Company’s internal policies and procedures are also reviewed periodically by the Company’s regulators and the Company’s internal loan review personnel. The Company’s regulators may advise the Company to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination. Such regulatory guidance is considered, and the Company may recognize additions to the allowance as a result.

The Company’s Board of Directors, with the recommendation of management, approves the appropriate level for the allowance for loan losses based upon internal policies and procedures, historical loan loss ratios, loan volume, size and character of the loan portfolio, concentrations of loans to specific borrowers or industries, value of the collateral underlying the loans, specific problem loans and present or anticipated economic conditions and trends. The Company continues to refine the methodology on which the level of the allowance for loan losses is based, by comparing historical loss ratios utilized to actual experience and by classifying loans for analysis based on similar risk characteristics.

For significant problem loans, management’s review consists of the evaluation of the financial condition and strengths of the borrower, cash flows available for debt repayment, the related collateral supporting the loan and the effects of known and expected economic conditions. When the evaluation reflects a greater than normal risk associated with the individual problem loan, management classifies the loan accordingly and allocates a portion of the allowance for loan losses for that loan based on the results of the evaluations described above.

The table below indicates the allocated general allowance for all loans according to loan type determined through the Company’s comprehensive allowance methodology for the years indicated. Because these allocations are based upon estimates and subjective judgment, it is not necessarily indicative of the specific amounts or loan categories in which loan losses may occur.

The allowance for loan losses was decreased $694,000 in 2006 to eliminate the allowance allocated for unfunded lines and commitments and standby letters at December 31, 2005 to comply with SAB 108. This adjustment decreased the allowance for loan losses at January 1, 2006 from $9.1 million to $8.4 million. The allowance for loan losses was $9.8 million at December 31, 2006, a $1.3 million increase after the adjustment. Increases in outstanding loan balances were the primary reason for the increase somewhat offset by decreases in the allowance due to lower levels of Classified and Watch-rated debt, decreased reserves for specific loans and the change in the allowance calculation related to economic and market risk factors. In 2006, the loan loss method discussed under “Critical Accounting Estimates” was revised to include economic and market risk factors as part of the various individual components of the allowance for loan losses and to eliminate unfunded lines and commitments and standby letters of credit from the general allocation. Prior to 2006, economic and market risk factors were specifically identified and recorded as a separate component of the allowance and unfunded lines and commitments and standby letters of credit were included in the general allocation. With the two exceptions noted above, the loan loss method discussed under “Critical Accounting Estimates” was consistently applied to loans in 2007, 2006, 2005, 2004 and 2003.

Allocation of the Allowance for Loan Loss

	December 31,
	2007		2006		2005		2004		2003
	Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)	Amount	Percent(1)
	(Dollars in thousands)
Balance at end of year
Applicable to:
Commercial, financial, agricultural	$1,760	10.72%	$1,254	10.78%	1,060	10.71%	1,164	12.09%	1,151	13.09%
Real estate-construction	4,344	36.54%	3,139	35.58%	2,288	30.74%	1,648	25.76%	1,249	20.87%
Real estate-mortgage	4,681	49.00%	4,835	49.58%	4,441	52.85%	3,648	53.84%	3,141	54.37%
Consumer loans to
individuals	1,015	3.85%	549	4.16%	642	5.78%	895	8.34%	1,166	11.69%
Lease financing	—	0.00%	—	0.02%	—	0.02%	—	0.00%	—	0.00%
Deferred loan origination fees	—	(0.11)%	—	(0.12)%	—	(0.10)%	—	(0.03)%	—	(0.02)%
Unfunded lines, commitments and standby letters of credit					694	0.00%	575	0.00%	571	0.00%
Other	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%

Balance at end of year	$11,800	100.00%	$9,777	100.00%	$9,125	100.00%	$7,930	100.00%	$7,278	100.00%
Proforma excluding unfunded					(694)		(575)		(571)
lines, commitments and standby letters of credit					$8,431		$7,355		$6,707

(1)	Percent of loans in each category to total loans

Additions to the allowance for loan losses, which are expensed on the Company’s income statement as the “provision for loan losses”, are made periodically to maintain the allowance for loan losses at an appropriate level based upon management’s evaluation of the potential risk in the loan portfolio. The Company’s provision for loan losses in 2007 was $3.8 million, an increase of $1.3 million, or 54.2% from the 2006 provision of $2.5 million.

The allocation of allowance for loan losses on real estate-construction loans grew $1.2 million in 2007 due to higher levels of net charge offs in this category coupled with growth of $51.6 million or 19.3% and in 2007.

The decrease in the allowance for commercial, financial, and agricultural loans in 2006 is primarily due to $694,000 for unfunded lines and commitments and standby letters of credit in 2005 which were eliminated in 2006 to comply with SAB 108.

The following table provides details regarding charge-offs and recoveries by loan category during the most recent five year period, as well as supplemental information relating to both net loan losses, the provision and the allowance for loan losses during each of the past five years. Net charge-offs for 2007 represented 0.22% of average loans outstanding, compared to 0.17% for 2006 and 0.12% for 2005.

	Allowances for Loan Losses At December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Total loans outstanding at end of period, net of unearned income	$882,743	$749,969	$601,235	$494,170	$432,679

Average loans outstanding, net of unearned income	$811,509	$664,101	$547,414	$464,769	$420,023

Balance of allowance for loan losses at beginning of year	$9,777	$8,431 (1)	$7,930	$7,278	$6,534
Charge-offs:
Commercial, financial and agricultural	98	648	694	458	439
Real estate – construction	915	100	80	18	25
Real estate – mortgage	477	806	95	52	55
Consumer	1,086	386	736	1,165	1,102

Total charge-offs	2,576	1,940	1,605	1,693	1,621

Recoveries of previous loan losses:
Commercial, financial and agricultural	21	287	307	175	190
Real estate – construction	12	6	5	4	—
Real estate – mortgage	125	31	52	8	3
Consumer	618	484	594	570	478

Total recoveries	776	808	958	757	671

Net loan losses	1,800	1,132	647	936	950
Provision for loan losses	3,823	2,478	1,842	1,588	1,694

Balance of allowance for loan losses at end of period	$11,800	$9,777	$9,125	7,930	7,278

Allowance for loan losses to period end loans	1.34%	1.30%	1.52%	1.60%	1.68%
Net charge-offs to average loans	0.22%	0.17%	0.12%	0.20%	0.23%
Proforma ALLL at end of period (2)			$8,431	$7,355	$6,707
Proforma ALLL to period end loans(2)			1.40%	1.49%	1.55%

(1)	Includes adjustment of $694 for estimated overstatement of allowance for loan loss as of 12/31/05 as required by SAB 108.
(2)	Proforma assumes adjustment to prior periods of amounts corrected pursuant to SAB108 under the iron curtain method.

At December 31, 2007, the allowance for loan losses was 1.34% of outstanding loans, up slightly from the 1.30% level at December 31, 2006 and the 1.52% level at December 31, 2005 (1.40% as adjusted for SAB 108). The Company experienced higher levels of net charge offs in the real estate construction and consumer categories in 2007. Management considers the allowance appropriate based upon its analysis of the potential risk in the portfolio using the methods previously discussed. Management’s judgment is based upon a number of assumptions about events which are believed to be reasonable, but which may or may not prove correct. While it is the Company’s policy to charge off in the current period the loans in which a loss is considered probable, there are additional risks of losses which cannot be quantified precisely or attributed to a particular loan or class of loans. Because these risks include present and forecasted economic conditions, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance will not be required. See “Critical Accounting Estimates.”

Financial Condition

Composition of the Loan Portfolio

Loans are the primary component of the Company’s interest-earning assets and generally are expected to provide higher yields than the other categories of earning assets. Those higher yields reflect the inherent credit risks associated with the loan portfolio. Management attempts to control and balance those risks with the rewards associated with higher returns.

Loans outstanding averaged $811.5 million in 2007 compared to $664.1 million in 2006 and $547.4 million in 2005. At December 31, 2007, loans totaled $882.7 million compared to $750.0 million at December 31, 2006, an increase of $132.8 million (17.7%). This compares to growth in 2006 of $148.8 million (24.8%) and loans outstanding of $601.2 million at December 31, 2005.

The Company continues to experience significant increases in loan volumes and balances. The increases are attributable to a stable local economy and the desire of a segment of the community to do business with a locally-owned and operated financial institution. Commercial real estate loans increased $37.9 million (19.1%) in 2007. Construction and development loans increased $51.6 million (19.3%) from year end 2006. Average loans as a percentage of average interest-earning assets and average total assets were 76.5% and 71.6%, respectively, in 2007. This compares to average loans as a percentage of average interest-earning assets and average total assets of 74.5% and 69.8%, respectively, in 2006.

The following table sets forth the composition of the Company’s loan portfolio as of December 31 for the past five years. The Company’s loan portfolio does not contain any concentrations of loans exceeding 10% of total loans which are not otherwise disclosed as a category of loans in this table. The Company has not invested in loans to finance highly-leveraged transactions (“HLT”), such as leveraged buy-out transactions, as defined by the Federal Reserve and other regulatory agencies. Loans made by a bank for recapitalization or acquisitions (including acquisitions by management or employees) which result in a material change in the borrower’s financial structure to a highly-leveraged condition are considered HLT loans. The Company had no foreign loans or loans to lesser-developed countries as of December 31 of any of the years presented.

Loan Portfolio Composition

At December 31,

	2007		2006		2005		2004		2003
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Commercial financial and agricultural	$93,318	10.57%	$80,823	10.78%	$64,398	10.71%	$59,763	12.09%	$56,626	13.09%

Real estate
Commercial	$236,358	26.78%	$198,453	26.46%	$156,896	26.10%	$139,616	28.25%	$129,223	29.87%
Residential	190,613	21.59%	158,543	21.14%	138,716	23.07%	111,635	22.59%	91,973	21.26%
Residential held for sale	11,303	1.28%	14,857	1.98%	22,147	3.68%	14,779	2.99%	14,047	3.25%
Construction and development	318,438	36.07%	266,875	35.58%	184,826	30.74%	127,303	25.76%	90,303	20.87%

Total real estate	756,712	85.72%	638,728	85.17%	502,585	83.59%	393,333	79.59%	325,546	75.24%

Lease financing	37	0.00%	116	0.02%	111	0.02%	0	0.00%	23	0.01%
Consumer
Direct	25,569	2.90%	24,146	3.22%	24,343	4.05%	24,185	4.89%	25,967	6.00%
Indirect	4,237	0.48%	6,232	0.83%	9,752	1.62%	16,436	3.33%	23,964	5.54%
Revolving	3,819	0.43%	843	0.11%	656	0.11%	600	0.12%	631	0.15%

Total consumer	33,625	3.81%	31,221	4.16%	34,751	5.78%	41,221	8.34%	50,562	11.69%

Deferred loan origination fees	(949)	-0.11%	(919)	-0.12%	(610)	-0.10%	(147)	-0.03%	(78)	-0.02%

Total	$882,743	100.00%	$749,969	100.00%	$601,235	100.00%	$494,170	100.00%	$432,679	100.00%

Loans may be periodically renewed with principal reductions and appropriate interest rate adjustments. Loan maturities as of December 31, 2007 are set forth in the following table based upon contractual terms. Actual cash flows may differ as borrowers generally have the right to prepay without prepayment penalties.

Loan Maturity Schedule

At December 31, 2007

($ in thousands)	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial and agricultural	$47,900	$38,714	$6,704	$93,318
Real Estate
Construction and development	253,413	57,467	7,558	318,438
Mortgage	184,389	201,216	52,669	438,274
Lease financing	37	—	—	37
Consumer	17,615	14,924	1,086	33,625
Deferred loan origination fees	(949)	—	—	(949)

Total loans	$502,405	$312,321	$68,017	$882,743

The following table presents an interest rate sensitivity analysis of the Company’s loan portfolio as of December 31, 2007. The loans outstanding are shown in the time period where they are first subject to repricing.

Sensitivity of Loans to Changes in Interest Rates

At December 31, 2007

($ in thousands)	Within One year	One to Five Years	After Five Years	Total
Loans maturing or repricing with:
Predetermined interest rates	$146,515	$232,857	$26,051	$405,423
Floating or adjustable interest rates	440,881	35,412	1,027	477,320

Total loans	$587,396	$268,269	$27,078	$882,743

Non-Performing Assets

As a result of management’s ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collections of interest and principal under the original terms, generally when a loan becomes 90 days or more past due. These loans are classified as nonaccrual, even though the presence of collateral or the borrower’s financial strength may be sufficient to provide for ultimate repayment. When a loan is placed on nonaccrual, the interest which has been accrued but remains unpaid is reversed and deducted from current period interest income. No additional interest is accrued and recognized as income on the loan balance until the collection of both principal and interest becomes reasonably certain. Also, there may be write downs, and ultimately, the total charge-off of the principal balance of the loan, which could necessitate additional charges to earnings through the provision for loan losses.

If non accruing loans had been accruing interest under their original terms, approximately $198,000 in 2007, $118,000 in 2006 and $204,000 in 2005 would have been recognized as earnings.

The Company accounts for impaired loans under the provisions of Statement of Financial Accounting Standards (SFAS) No. 114 “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118 “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures”, which requires that the Company identify impaired loans and evaluate the collectability of both contractual interest and principal of loans when assessing the need for a loss allowance. The provisions of SFAS No. 114 do not apply to large pools of smaller balance homogeneous loans which are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, and debt securities. A loan is considered impaired, when based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. The amount of the impairment is measured based on the present value of future cash flows discounted at the loan’s effective interest rate or, if the loan is collateral dependent or foreclosure is probable, the fair value of collateral, less estimated selling expenses. Regulatory guidance is also considered. At December 31, 2007 and 2006, the Company had impaired loans of $14.2 million and $1.5 million, respectively. Allowances for losses on impaired loans totaled $291,000 on balances of $1.7 million and $252,000 on balances of $590,000 respectively at December 31, 2007 and 2006 respectively. The amount of impaired loans for which there is no related allowance for credit losses totaled $12.4 million and $944,000 at December 31, 2007 and 2006 respectively.

Non-performing loans are defined as nonaccrual and renegotiated loans. When other real estate owned is included with non-performing loans, the result is non-performing assets. The following table, “Non-Performing Assets”, presents information on these assets and loans past due 90 days or more and still accruing interest as of December 31, for the past five years. Non-performing assets were $5.5 million at December 31, 2007 or 0.62% of total loans and other real estate owned. This compares to $2.4 million or 0.31% of total loans and other real estate owned at December 31, 2006.

Significant changes in nonaccrual loans during 2007 included an increase in non-performing assets for several large credits on nonaccrual. The largest credit placed on nonaccrual was a $1.7 million secured by commercial real estate. In addition, a loan for $800 thousand secured by residential real estate as well as a $410 unsecured loan to the same borrower were placed on nonaccrual.

Significant changes in nonaccrual loans during 2006 included a decrease in non-performing assets with balances less than $100,000, a $1.4 million decrease for two customers from a combination of collateral sale and charge-off, a $254,000 decrease for one customer removed from nonaccrual status, and an increase of $825,000 for two customers added to nonaccrual status.

At December 31, 2007 and 2006, there were no loans past due 90 days or more and still accruing. At December 31, 2005 and 2004 there were loans past due 90 days or more and still accruing of $1,000 and $29,000, respectively. All loans past due 90 days or more are classified as nonaccrual loans unless the loan officer believes that both principal and interest are collectible, in which case the loan continues to accrue interest.

	Non-Performing Assets Year Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Nonaccrual loans	$5,495	$2,351	$4,009	$2,972	$3,045
Other real estate owned	—	—	—	53	5

Total nonperforming assets	$5,495	$2,351	$4,009	$3,025	$3,050

Loans past due 90 days or more and still accruing interest	$—	$—	$1	$29	$—

Allowance for loan losses to period end total loans	1.34%	1.30%	1.52%	1.60%	1.68%
Allowance for loan losses to period end nonperforming loans	214.74%	415.87%	227.56%	262.15%	238.62%
Net charge-offs to average loans	0.22%	0.17%	0.12%	0.20%	0.23%
Nonperforming assets to period end loans	0.62%	0.31%	0.67%	0.61%	0.70%
Nonperforming assets to period end loans and other real estate owned	0.62%	0.31%	0.67%	0.61%	0.70%
Proforma data to illustrate the effect of SAB 108
Allowance for loan losses to period end net loans excluding amount applicable to unfunded lines, commitments and standby letters of credit			1.40%	1.49%	1.55%
Allowance for loan losses to period end nonperforming loans excluding amount applicable to unfunded lines, commitments and standby letters of credit			210.30%	243.14%	219.90%

Management is not aware of any loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been identified which (1) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Off-Balance Sheet Arrangements

The Company is party to lines of credit with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Lines of credit are unfunded commitments to extend credit. These instruments involve, in varying degrees, exposure to credit and interest rate risk in excess of the amounts recognized in the financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company follows the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unfunded commitments to extend credit where contractual amounts represent potential credit risk totaled $208.5 million and $202.6 million at December 31, 2007 and 2006, respectively. These commitments are primarily at variable interest rates.

The Company’s commitments are funded through internal funding sources of scheduled repayments of loans and sales and maturities of investment securities available for sale or external funding sources through acceptance of deposits from customers or borrowings from other financial institutions.

The following table is a summary of the Company’s commitments to extend credit, commitments under contractual leases as well as the Company’ contractual obligations, consisting of deposits, FHLB advances and borrowed funds by contractual maturity date.

Commitments and Contractual Obligations ($ in thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Lines of credit	$193,883	—	—	—
Mortgage loan commitments	14,616	—	—	—
Lease agreements	336	452	222	156
Deposits	908,283	37,428	5,789	666
Federal funds purchased / Securities sold under repurchase agreements	81,166	—	—	—
FHLB advances	—	24,000	6,000	29,000
Other borrowings	500	—	—	—
Subordinated debentures	—	—	—	20,000

Total commitments and contractual obligations	$1,198,784	61,880	12,011	49,822

Although management regularly monitors the balance of outstanding commitments to fund loans to ensure funding availability should the need arise, management believes that the risk of all customers fully drawing on all these lines of credit at the same time is remote.

Investment Securities

The Company’s investment securities portfolio increased $44.8 million to $246.9 million at year-end 2007 from 2006. The Company maintains an investment strategy of seeking portfolio yields within acceptable risk levels, as well as providing liquidity. The Company maintains two classifications of investments: “Held to Maturity” and “Available for Sale.” “Available for Sale” securities are carried at fair market value with related unrealized gains or losses included in stockholders’ equity as accumulated other comprehensive income, whereas the “Held to Maturity” securities are carried at amortized cost. As a consequence, with a higher percentage of securities being placed in the “Available for Sale” category, the Company’s stockholders’ equity is more volatile than it would be if a larger percentage of investment securities were placed in the “Held to Maturity” category. Although equity is more volatile, management has discretion, with respect to the “Available for Sale” securities, to proactively adjust to favorable market conditions in order to provide liquidity and realize gains on the sales of securities. The changes in values in the investment securities portfolio are not taken into account in determining regulatory capital requirements. (As of December 31, 2007, except for the U.S. Government agencies, there was no issuer who represented 10% or more of stockholders’ equity within the investment portfolio.) As of December 31, 2007 and 2006, the estimated fair value of investment securities as a percentage of their amortized cost was 100.0% and 98.8%, respectively. At December 31, 2007, the investment securities portfolio had gross unrealized gains of $2,097,000 and gross unrealized losses of $2,022,000, for a net unrealized gain of $75,000. As of December 31, 2006 and 2005, the investment securities portfolio had net unrealized losses of $2,400,000 and $3,302,000, respectively. The following table presents the amortized cost of investment securities held by the Company at December 31, 2007, 2006 and 2005.

Investment Securities

	December 31,
(Dollars in thousands)	2007	2006	2005
Available for sale:
U.S. Government Agencies	96,166	77,717	68,646
Obligations of states and political subdivisions	15,755	15,391	19,641
Mortgage-backed securities	118,179	95,910	92,984
Corporate bonds	9,722	5,987	9,071
Trust preferred	5,314	6,358	10,133
Equity securities	250	250	500

Total	$245,386	$201,613	$200,975

	December 31,
	2007	2006	2005
Held to maturity:
Obligations of states and political subdivisions	$1,435	$2,971	$3,776

Total	$1,435	$2,971	$3,776

The following table represents maturities and weighted average yields of debt securities at December 31, 2007. Yields are based on the amortized cost of securities. Maturities are based on the contractual maturities. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity Distribution and Yields of

Investment Securities

(Dollars in thousands)

	December 31, 2007
	Amortized Cost	Yield
Available for Sale
US Government Agencies
Over one through five years	$11,587	4.91%
Over five through ten years	44,324	5.49%
Over ten years	40,255	5.81%

Total U. S. Government Agencies	$96,166	5.55%

Municipal Securities(1)
One year or less	$250	4.51%
Over five through ten years	2,843	5.85%
Over ten years	12,662	6.24%

Total Municipal Securities	$15,755	6.14%

Corporate Bonds
Over one through five years	$1,011	7.31%
Over five through ten years	3,821	6.13%
Over ten years	4,890	6.70%

Total Corporate Bonds	$9,722	6.54%

Trust Preferred
Over one through five years	$1,014	6.39%
Over five through ten years	1,000	6.25%
Over ten years	3,300	7.32%

Total Trust Preferred securities	$5,314	6.94%

Mortgage Backed Securities
Over one through five years	$6,188	4.11%
Over five through ten years	11,493	4.48%
Over ten years	100,498	5.13%

Total Mortgage Backed securities	$118,179	5.01%

Total Equity securities	$250	0.00%

Total Available for Sale	$245,386	5.39%

Held to Maturity
Municipal Securities(1)
Over one through five years	$926	7.22%
Over five through ten years	509	7.73%

Total Municipal Securities	$1,435	7.40%

Total Held to Maturity	$1,435	7.40%

Total Investment Securities	$246,821	5.40%

(1)	Tax-equivalent yield

Asset/Liability Management, Interest Rate Sensitivity and Liquidity

General. It is the objective of the Company to manage assets and liabilities to preserve the integrity and safety of the deposit and capital base of the Company by protecting the Company from undue exposure to poor asset quality and interest rate risk. Additionally, the Company pursues a consistent level of earnings as further protection for the depositors and to provide an appropriate return to stockholders on their investment.

These objectives are achieved through compliance with an established framework of asset/liability, interest rate risk, loan, investment, and capital policies. Management is responsible for monitoring policies and procedures that result in proper management of the components of the asset/liability function to achieve stated objectives. The Company’s philosophy is to support quality asset growth primarily through growth of core deposits, which include non-volatile deposits of individuals, partnerships and corporations. Management seeks to invest the largest portion of the Company’s assets in loans that meet the Company’s quality standards. Alternative investments are made in the investment portfolio. The Company’s asset/liability function and related components of liquidity and interest rate risk are monitored on a continuous basis by management. The Board of Directors reviews and monitors these functions on a monthly basis.

Interest Rate Sensitivity. The process of asset/liability management involves monitoring the Company’s balance sheet in order to determine the potential impact that changes in the interest rate environment would have on net interest income so that the appropriate strategies to minimize any negative impact can be implemented. The primary objective of asset/liability management is to continue the steady growth of net interest income, the Company’s primary earnings component within a context of liquidity requirements.

In theory, interest rate risk can be minimized by maintaining a nominal level of interest rate sensitivity. In practice, however, this is made difficult because of uncontrollable influences on the Company’s balance sheet, including variations in both loan demand and the availability of funding sources.

The measurement of the Company’s interest rate sensitivity is one of the primary techniques employed by the Company in asset/liability management. The dollar difference between assets and liabilities which are subject to interest rate repricing within a given time period, including both floating rate or adjustable instruments and instruments which are approaching maturity, determine the interest sensitivity gap.

The Company manages its sensitivity to interest rate movements by adjusting the maturity of, and establishing rates on, the interest-earning asset portfolio and interest-bearing liabilities in line with management’s expectations relative to market interest rates. The Company would generally benefit from increasing market interest rates when the balance sheet is asset sensitive and would benefit from decreasing market rates when it is liability sensitive. At December 31, 2007, the Company’s interest rate sensitivity position was liability sensitive within the one-year horizon.

The following table “Interest Sensitivity Analysis” details the interest rate sensitivity of the Company at December 31, 2007. The principal balances of the various interest-earning and interest-bearing balance sheet instruments are shown in the time period where they are first subject to repricing, whether as a result of floating or adjustable rate contracts. Fixed rate time deposits are presented according to their contractual maturity while variable rate time deposits reprice with the prime rate and are presented in the within three months time frame. Prime savings accounts reprice at management’s discretion when prime is below 5% and at 50% of the prime rate when prime is greater than 5%. In the table presented below, prime savings reprices in the within three months time frame. Regular savings, money management and NOW accounts do not have a contractual maturity date and are presented as repricing at the earliest date in which the deposit holder could withdraw the funds. All other borrowings are shown in the first period in which they could reprice. In the one-year time period, the pricing mismatch on a cumulative basis was liability sensitive $351.7 million or 31.1% of total interest-earning assets. Management has procedures in place to carefully monitor the Company’s interest rate sensitivity as the rate environment changes. It should also be noted that all interest rates do not adjust at the same velocity. As an example, the majority of the savings category listed below is priced on an adjustable basis. When prime is greater than 5%, it is fifty percent of the prime rate. Therefore, as the prime rate adjusts 100 basis points, the rate on this liability only adjusts 50 basis points. Moreover, varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities. Investments prepayments are reflected at their current prepayment speeds in the interest sensitivity analysis report. No other prepayments are reflected in the following interest sensitivity analysis report. Prepayments may have significant effects on the Company’s net interest margin. Hence, gap is only a general indicator of interest rate sensitivity and cannot be interpreted as an absolute measurement of the Company’s interest rate risk.

Interest Sensitivity Analysis

At December 31, 2007

	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	Within One Year	One Year Through Five Years	Over Five Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans	$479,473	$46,336	$62,956	$588,765	$267,321	$26,657	$882,743
Investment securities	8,103	5,789	12,293	26,185	99,041	121,638	246,864
Federal funds sold	—	—	—	—	—	—	—
Interest-bearing deposits in other banks	500	—	—	500	—	—	500

Total interest-earning assets	$488,076	$52,125	$75,249	$615,450	$366,362	$148,295	$1,130,107

Interest-bearing liabilities:
Money management accounts	$73,609	$0	$0	$73,609	$0	$0	$73,609
Savings accounts	289,731	—	—	289,731	—	—	289,731
NOW accounts	132,186	—	—	132,186	—	—	132,186
Time deposits	115,914	72,507	127,199	315,620	39,748	—	355,368
Federal funds purchased / securities sold under repurchase ageements	81,166	—	—	81,166	—	—	81,166
Federal Home Loan Bank advances	19,000	—	—	19,000	24,000	16,000	59,000
Notes and bonds payable	500	—	—	500	—	—	500
Subordinated debentures	20,000	—	—	20,000	—	—	20,000

Total interest-bearing liabilities	$732,106	$72,507	$127,199	$931,812	$63,748	$16,000	$1,011,560

Period gap	$(244,030)	$(20,382)	$(51,950)	$(316,362)	$302,614	$132,295
Cumulative gap	$(244,030)	$(264,412)	$(316,362)	$(316,362)	$(13,748)	$118,547
Ratio of cumulative gap to total interest-earning assets	-21.59%	-23.40%	-27.99%	-27.99%	-1.22%	10.49%

Liquidity

Management of the Company’s liquidity position is closely related to the process of asset/liability management. Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to provide sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. The Company intends to meet its liquidity needs by managing cash and due from banks, federal funds sold and purchased, maturity of investment securities, principal repayments received from mortgage-backed securities and lines of credit as necessary. GB&T maintains a line of credit with the Federal Home Loan Bank at 10% of GB&T’s total assets. Federal Home Loan Bank advances are collateralized by eligible first mortgages, commercial real estate loans and investment securities. GB&T maintains repurchase lines of credit with SunTrust Robinson Humphrey, Atlanta, Georgia, for advances up to $20.0. At December 31, 2007, a $10.0 million repurchase agreement was outstanding with SunTrust Robinson Humphrey. GB&T has a federal funds purchased accommodation with Silverton Bank, Atlanta, Georgia, for advances up to $16.7 million and with SunTrust Bank, Atlanta, Georgia, for advances up to $10.0 million, while SB&T has a federal funds purchased accommodation with Silverton Bank, Atlanta, Georgia, for advances up to $3.3 Million. Additionally, liquidity needs can be satisfied by the structuring of the maturities of investment securities and the pricing and maturities on loans and deposits offered to customers. The Company also uses retail securities sold under repurchase agreements to fund growth. Retail securities sold under repurchase agreements were $48.6 million at December 31, 2007.

Deposits

The Company’s average deposits and other borrowings increased $166.3 million or 19.1% from 2006 to 2007. Average interest-bearing liabilities increased $159.9 million or 20.7% while average noninterest-bearing deposits increased $6.4 million or 6.3% from 2006 to 2007. Average deposits and borrowings increased $155.8 million or 21.7% from 2005 to 2006. Average interest-bearing liabilities increased $142.9 million or 22.8% from 2005 to 2006, while average noninterest-bearing deposits increased $13.0 million or 14.5% during the same period. The majority of the growth in deposits reflects the Company’s strategy of consistently emphasizing deposit growth, as deposits are the primary source of funding for balance sheet growth. Borrowed funds consist of short-term borrowings, securities sold under agreements to repurchase with the Company’s commercial customers and reverse repurchase agreements with SunTrust Robinson Humphrey, federal funds purchased, and borrowings from the Federal Home Loan Bank. Brokered certificates of deposit included in time deposits over $100,000 at December 31, 2007 and 2006 were $78.5 million and $67.4 million, respectively.

The following table presents the average amount outstanding and the average rate paid on deposits and borrowings by the Company for the years 2007, 2006 and 2005:

	Year ended December 31,
	2007		2006		2005
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)
Noninterest-bearing demand deposits	$108,470	0.00%	$102,032	0.00%	$89,079	0.00%
Interest-bearing liabilities:
NOW accounts	127,093	2.30%	114,021	2.00%	87,982	0.89%
Savings, money management accounts	341,097	4.04%	305,186	3.93%	288,759	2.98%
Time deposits	317,298	5.18%	213,889	4.59%	145,209	3.08%
Federal funds purchased/ securities sold under repurchase agreements	65,735	5.03%	62,451	4.93%	55,658	3.05%
Other borrowings	79,250	5.65%	75,034	5.66%	50,121	4.62%

Total interest-bearing liabilities	$930,473	4.40%	$770,581	4.08%	$627,729	2.85%

Total noninterest & interest-bearing liabilities	$1,038,943		$872,613		$716,808

The following table presents the maturities of the Company’s time deposits over $100,000 at December 31, 2007:

Maturities of Time Deposits

(Dollars in thousands)

Time Certificates of Deposit of $100,000 or More
Months to Maturity
Within 3 months	$75,994
After 3 through 6 months	49,022
After 6 through 12 months	89,100

Within one year	214,116
After 12 months	29,385

Total	$243,501

This table indicates that the majority of time deposits of $100,000 or more have a maturity of less than twelve months. This is reflective of both the Company’s market and recent interest rate environments. Large time deposit customers tend to be extremely rate sensitive, making these deposits a volatile source of funding for liquidity planning purposes. However, dependent upon pricing, these deposits are virtually always available in the Company’s market. At December 31, 2007, the Company had $21.2 million of brokered certificates of deposit that mature after 12 months. The Company does not have any time deposits of $100,000 or more that are not certificates of deposit.

Capital

Total stockholders’ equity was $89.8 million at December 31, 2007, increasing $10.8 million or 13.7% from the previous year. The increase was primarily the combination of retained earnings, earnings less dividends paid, in the amount of $8.9 million and an increase in accumulated other comprehensive income of $1,663,000. The increase in accumulated other comprehensive income represents a decrease in unrealized losses in the available for sale investment portfolio. The Company purchased 8,432 shares of treasury stock in 2007, and 1,600 shares in 2006 at a cost of $317,000 and

$62,000, respectively, which is shown as a reduction of stockholders’ equity. The Company issued 400 shares of treasury stock in 2007, 800 shares in 2006, and 21,400 shares in 2005 at a price of $17,000, $31,000 and $263,000, respectively, for stock options which were exercised.

The Company’s average equity to average total assets was 7.40% in 2007 compared to 7.29% in 2006 and 7.85% in 2005. Capital is considered to be adequate to meet present operating needs and anticipated future operating requirements. Management is not aware of any trends, events or uncertainties that are reasonably likely to have a material effect on the Company’s capital resources or operations. The following table presents the return on equity and assets for the years 2007, 2006 and 2005.

Return on Equity and Assets

	Years ended December 31,
	2007	2006	2005
Return on average total assets	1.04%	1.17%	1.27%
Return on average equity	14.03%	16.10%	16.15%
Average equity to average assets ratio	7.40%	7.29%	7.85%

At December 31, 2007, the Company was well above the minimum capital ratios required under the regulatory risk-based capital guidelines. The following table presents the capital ratios for the Company and its subsidiaries.

ANALYSIS OF CAPITAL

	Required		Actual		Excess
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Southeastern Bank Financial Corporation
12/31/2007
Risk-based capital:
Tier 1 capital	$38,531	4.00%	$109,589	11.38%	$71,058	7.38%
Total capital	77,062	8.00%	121,463	12.61%	44,401	4.61%
Tier 1 leverage ratio	48,307	4.00%	109,589	9.07%	61,282	5.07%
12/31/2006
Risk-based capital:
Tier 1 capital	$33,222	4.00%	$100,419	12.09%	$67,197	8.09%
Total capital	66,445	8.00%	110,422	13.29%	43,977	5.29%
Tier 1 leverage ratio	41,065	4.00%	100,419	9.78%	59,354	5.78%

Georgia Bank & Trust Company
12/31/2007
Risk-based capital:
Tier 1 capital	$35,154	4.00%	$88,095	10.02%	$52,941	6.02%
Total capital	70,308	8.00%	98,790	11.24%	28,482	3.24%
Tier 1 leverage ratio	50,313	4.50%	88,095	7.88%	37,782	3.38%
12/31/2006
Risk-based capital:
Tier 1 capital	$31,649	4.00%	$74,741	9.45%	$43,092	5.45%
Total capital	63,298	8.00%	84,173	10.64%	20,875	2.64%
Tier 1 leverage ratio	44,401	4.50%	74,741	7.57%	30,340	3.07%

Southern Bank & Trust
12/31/2007
Risk-based capital:
Tier 1 capital	$3,248	4.00%	$14,101	17.37%	$10,853	13.37%
Total capital	6,495	8.00%	15,117	18.62%	8,622	10.62%
Tier 1 leverage ratio	3,389	4.00%	14,101	16.64%	10,712	12.64%
12/31/2006 (opened 09/12/2006)
Risk-based capital:
Tier 1 capital	$1,295	4.00%	$9,438	29.16%	$8,143	25.16%
Total capital	2,589	8.00%	9,783	30.23%	7,194	22.23%
Tier 1 leverage ratio	1,145	4.00%	9,438	32.98%	8,293	28.98%

Cash Flows from Operating, Investing and Financing Activities

Net cash provided by operating activities was $17.6 million in 2007, a decrease of $3.2 million from 2006. A reduction in proceeds from sales of real estate loans was the main contributor with a decrease of $16.6 million in 2007, primarily the result of a lower volume of real estate loans originated and sold in the secondary market. Net cash provided by operating activities was $20.9 million in 2006, an increase of $14.7 million from 2005. The increase is primarily attributable to higher volumes of real estate loans originated and sold in the secondary market. In 2006, cash provided by proceeds from sales of real estate loans increased $15.0 million and an increase of $.3 million in cash used for real estate loans originated for sale.

Net cash used in investing activities increased $26.4 million in 2007 to $190.4 million. Loan growth of $132.8 million caused a decrease in cash used of $18.9 million for 2007. These increases were somewhat offset by decreases in cash used of $41.6 million for net changes in the investment securities portfolio. Net cash used in investing activities increased $5.7 million in 2006 to $164.0 million. Net changes in the investment securities portfolio resulted in a $53.6 million increase in cash used in 2006. Loan growth of $157.3 million caused an increase in cash used of $56.8 million for 2006.

Net cash provided by financing activities in 2007 was $157.0 million, a decrease of $4.6 million from 2006. Deposit accounts provided cash flows of $150.4 million in 2007, an increase of $12.3 million over 2006. Cash provided by federal funds purchased and securities sold under repurchase agreements increased $8.1 million in 2007. Repayments of advances from Federal Home Loan Bank increased $6.0 million in 2007, partially offset by increases in new advances of $2.0 million in 2007 compared to 2006. Net cash provided by financing activities in 2006 was $161.5 million, an increase of $12.8 million from 2005. Net cash provided by changes in deposit accounts increased $31.2 million in 2006 to $138.1 million. Federal funds purchased and securities sold under repurchase agreements provided cash flows of $3.0 million in 2006, a decrease of $19.4 million over 2005. Advances from Federal Home Loan Bank increased $7.0 million in 2006, partially offset by repayments of $16.0 million in 2006 compared to repayment of $5.0 million in 2005. A new issuance of subordinated debentures provided $10.0 million in cash flows in 2006.

Forward-Looking Statements

The Company may from time to time make written or oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission (the “Commission”) and its reports to shareholders. Statements made in such documents, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management’s belief as well as assumptions made by, and information currently available to, management pursuant to “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including unanticipated changes in the Company’s local economy, the national economy, governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values and securities portfolio values; difficulties in interest rate risk management; the effects of competition in the banking business; difficulties in expanding the Company’s business into new markets; changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions; failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans; and other factors. The Company cautions that such factors are not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, the Company.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS No. 155), which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In January 2007, the FASB issued Derivatives Implementation Group Issue B40, Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets (DIG Issue B40). DIG Issue B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS

No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG Issue B40 are effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 and DIG Issue B40 did not have a material impact on the Company’s consolidated financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income. The adoption of this statement did not have a material impact on the Company’s consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The adoption of this issue did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

On January 1, 2008, the Company adopted FASB Emerging Issues Task Force Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material to the Company’s consolidated financial statements.

Effects of Inflation and Changing Prices

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction and to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation can increase a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders’ equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce the Company’s earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

Various information shown elsewhere herein will assist in the understanding of how well the Company is positioned to react to changing interest rates and inflationary trends. In particular, the summary of net interest income, the maturity distributions and compositions of the loan and security portfolios and the data on the interest sensitivity of loans and deposits should be considered.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

Market risk reflects the risk of loss due to changes in the market prices and interest rates. This loss could be reflected in diminished current market values or reduced net interest income in future periods.

The Company’s market risk arises primarily from the interest rate risk inherent in its lending and deposit activities. This risk is managed primarily by careful periodic analysis and modeling of the various components of the entire balance sheet. The investment portfolio is utilized to assist in minimizing interest rate risk in both loans and deposits due to the flexibility afforded in structuring the investment portfolio with regards to various maturities, cash flows and fixed or variable rates.

The following tables present all rate sensitive assets and liabilities by contractual amounts and maturity dates. Cash flows from mortgage backed securities reflect anticipated prepayments. For core deposits, without a contractual maturity date, cash flows are based on the earliest date at which the deposit holder could withdraw the funds. The fair value of rate sensitive assets and liabilities is presented in total. The fair value of investment securities is based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The fair value of loans is calculated using discounted cash flows by loan type. The discount rate used to determine the present value of the loan portfolio is an estimated market rate that reflects the credit and interest rate risk inherent in the loan portfolio. Fair values for certificates of deposit have been determined using discounted cash flows. The discount rate used is based on estimated market rates for deposits of similar remaining maturities. The carrying amounts of all other deposits, securities sold under repurchase agreements and variable interest rate borrowings approximated their fair values. The fair value of the Federal Home Loan Bank borrowings is obtained from the Federal Home Loan Bank and is calculated by discounting contractual cash flows using an estimated interest rate based on the current rates available to the Company for debt of similar remaining maturities and collateral terms.

Market Risk at December 31, 2007

(Dollars in thousands)	2008	2009	2010	2011	2012	There after	Total	Fair Value
Rate Sensitive Assets:
Fixed interest rate loans	149,764	99,402	97,257	18,330	19,254	25,654	409,661	406,384
Average interest rate	6.88%	7.65%	7.49%	7.53%	7.41%	7.26%	7.29%

Variable interest rate loans	353,652	46,882	15,806	8,544	5,897	42,300	474,081	474,081
Average interest rate	7.71%	7.16%	7.13%	7.00%	7.01%	6.87%	7.54%

Fixed interest rate securities	20,690	18,936	24,162	20,726	26,603	119,038	230,155	230,186
Average interest rate	5.64%	5.38%	5.03%	4.87%	4.81%	5.40%	5.27%

Variable interest rate securities	2,429,291	2,429	2,429	2,429	2,429	4,564	16,710	16,710
Average interest rate	5.67%	5.58%	5.03%	4.47%	4.15%	5.94%	5.24%

Variable federal funds sold	0	—	—	—	—	—	0	—
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Fixed interest-bearing deposits in other banks	500	—	—	—	—	—	500	500
Average interest rate	5.30%	0.00%	0.00%	0.00%	0.00%	0.00%	4.50%

Rate Sensitive Liabilities:
Noninterest-bearing deposits	101,272	—	—	—	—	—	101,272	101,272
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Money market accounts	73,609	—	—	—	—	—	73,609	73,609
Average interest rate	3.93%	0.00%	0.00%	0.00%	0.00%	0.00%	3.93%

Savings accounts	289,731	—	—	—	—	—	289,731	289,731
Average interest rate	3.58%	0.00%	0.00%	0.00%	0.00%	0.00%	3.58%

NOW accounts	132,186	—	—	—	—	—	132,186	132,186
Average interest rate	2.04%	0.00%	0.00%	0.00%	0.00%	0.00%	2.04%

Fixed interest rate time deposits < $100M	91,348	9,007	1,286	947	434	0	103,022	103,130
Average interest rate	5.01%	4.62%	4.42%	4.73%	4.47%	0.00%	4.97%

Variable interest rate time deposits < $100M	6,686	2,159	—	—	—	—	8,845	8,846
Average interest rate	4.45%	4.45%	0.00%	0.00%	0.00%	0.00%	4.45%

Fixed interest rate time deposits > $100M	208,695	23,249	575	867	3,541	0	236,927	237,188
Average interest rate	5.12%	4.90%	4.84%	5.03%	4.52%	0.00%	5.09%

Variable interest rate time deposits > $100M	5,421	1,153	—	—	—	—	6,574	6,575
Average interest rate	4.47%	4.45%	0.00%	0.00%	0.00%	0.00%	4.47%

Securities sold under repurchase agreements	81,165	—	—	—	—	—	81,165	81,165
Average interest rate	3.54%	0.00%	0.00%	0.00%	0.00%	0.00%	3.54%

Fixed Federal Home Loan Bank borrowings	—	—	24,000	—	—	16,000	40,000	38,136
Average interest rate	0.00%	0.00%	5.86%	0.00%	0.00%	4.55%	5.34%

Variable Federal Home Loan Bank borrowings	—	—	—	—	—	19,000	19,000	18,641
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	4.67%	4.67%

TT&L note borrowings	500	—	—	—	—	—	500	500
Average interest rate	6.47%	0.00%	0.00%	0.00%	0.00%	0.00%	6.47%

Subordinated debentures	—	—	—	—	—	20,000	20,000	20,000
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	7.09%	7.09%

Market Risk at December 31, 2006

(Dollars in thousands)	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Rate Sensitive Assets:
Fixed interest rate loans	152,899	65,317	33,137	9,730	9,957	34,245	305,285	301,323
Average interest rate	7.26%	7.48%	7.63%	7.54%	7.42%	6.82%	7.31%

Variable interest rate loans	312,995	46,641	15,220	6,894	5,421	57,513	444,684	444,684
Average interest rate	8.48%	8.45%	8.24%	8.14%	8.17%	7.16%	8.29%

Fixed interest rate securities	21,089	14,204	13,957	15,635	12,311	111,349	188,545	188,622
Average interest rate	5.62%	4.78%	5.07%	5.02%	5.13%	5.20%	5.18%

Variable interest rate securities	3,309	2,296	1,593	1,105	767	9,428	18,498	18,498
Average interest rate	4.32%	4.32%	4.32%	4.32%	4.32%	5.92%	5.13%

Variable federal funds sold	14,688	—	—	—	—	—	14,688	14,688
Average interest rate	5.48%	0.00%	0.00%	0.00%	0.00%	0.00%	5.48%

Fixed interest-bearing deposits in other banks	513	—	—	—	—	—	513	513
Average interest rate	4.51%	0.00%	0.00%	0.00%	0.00%	0.00%	4.51%

Rate Sensitive Liabilities:
Noninterest-bearing deposits	106,846	—	—	—	—	—	106,846	106,846
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Money market accounts	45,897	—	—	—	—	—	45,897	45,897
Average interest rate	4.76%	0.00%	0.00%	0.00%	0.00%	0.00%	4.76%

Savings accounts	255,066	—	—	—	—	—	255,066	255,066
Average interest rate	4.03%	0.00%	0.00%	0.00%	0.00%	0.00%	4.03%

NOW accounts	119,334	—	—	—	—	—	119,334	119,334
Average interest rate	2.33%	0.00%	0.00%	0.00%	0.00%	0.00%	2.33%

Fixed interest rate time deposits < $100M	59,020	10,869	1,230	1,231	1,074	427	73,851	73,605
Average interest rate	4.88%	5.04%	3.93%	4.40%	4.71%	1.59%	4.86%

Variable interest rate time deposits < $100M	—	6,908	—	—	—	—	6,908	6,918
Average interest rate	0.00%	5.40%	0.00%	0.00%	0.00%	0.00%	5.40%

Fixed interest rate time deposits > $100M	136,409	45,326	328	561	1,043	4,030	187,697	187,474
Average interest rate	4.98%	5.18%	4.21%	4.84%	4.98%	4.31%	5.01%

Variable interest rate time deposits > $100M	—	6,164	—	—	—	—	6,164	6,176
Average interest rate	0.00%	5.40%	0.00%	0.00%	0.00%	0.00%	5.40%

Securities sold under repurchase agreements	70,020	—	—	—	—	—	70,020	70,020
Average interest rate	5.27%	0.00%	0.00%	0.00%	0.00%	0.00%	5.27%

Fixed Federal Home Loan Bank borrowings	—	—	—	24,000	6,000	—	30,000	29,252
Average interest rate	0.00%	0.00%	0.00%	5.86%	4.80%	0.00%	5.65%

Variable Federal Home Loan Bank borrowings	5,000	—	—	—	—	25,000	30,000	29,994
Average interest rate	5.44%	0.00%	0.00%	0.00%	0.00%	4.85%	4.95%

TT&L note borrowings	1,000	—	—	—	—	—	1,000	1,000
Average interest rate	4.62%	0.00%	0.00%	0.00%	0.00%	0.00%	4.62%

Subordinated debentures	—	—	—	—	—	20,000	20,000	20,000
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	6.76%	6.76%

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Southeastern Bank Financial Corporation

Augusta, Georgia

We have audited the accompanying consolidated balance sheets of Southeastern Bank Financial Corporation and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Southeastern Bank Financial Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Southeastern Bank Financial Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC

Brentwood, Tennessee

March 14, 2008

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2006

	2007	2006
	(Dollars in thousands)
Assets
Cash and due from banks	$24,558	25,710
Federal funds sold	—	14,688
Interest-bearing deposits in other banks	500	513

Cash and cash equivalents	25,058	40,911

Investment securities:
Available-for-sale	245,429	199,136
Held-to-maturity, at cost (fair values of $1,467 and $3,048 at December 31, 2007 and 2006, respectively)	1,435	2,971
Loans held for sale	11,303	14,857
Loans	871,440	735,112
Less allowance for loan losses	11,800	9,777

Loans, net	859,640	725,335

Premises and equipment, net	32,612	23,402
Accrued interest receivable	7,416	5,983
Goodwill, net	140	140
Bank-owned life insurance	16,660	15,982
Restricted equity securities	5,060	4,936
Other assets	8,227	7,549

	$1,212,980	1,041,202

(continued)

See accompanying notes to consolidated financial statements.

(continued)

	2007	2006
Liabilities and Stockholders’ Equity
Deposits
Noninterest-bearing	$101,272	106,846
Interest-bearing:
NOW accounts	132,186	119,334
Savings	289,731	255,066
Money management accounts	73,609	45,897
Time deposits of $100,000 or more	243,501	193,861
Other time deposits	111,867	80,759

	952,166	801,763
Federal funds purchased and securities sold under repurchase agreements	81,166	70,020
Advances from Federal Home Loan Bank	59,000	60,000
Other borrowed funds	500	1,000
Accrued interest payable and other liabilities	10,390	9,495
Subordinated debentures	20,000	20,000

Total liabilities	1,123,222	962,278

Stockholders’ equity
Common stock, $3.00 par value; 10,000,000 shares authorized; 5,433,614 and 5,433,285 shares issued in 2007 and 2006, respectively; 5,425,182 and 5,432,854 shares outstanding in 2007 and 2006, respectively	16,301	16,300
Additional paid-in capital	39,518	38,989
Retained earnings	34,228	25,287
Treasury stock, at cost; 8,432 and 431 shares in 2007 and 2006, respectively	(317)	(17)
Accumulated other comprehensive income (loss), net	28	(1,635)

Total stockholders’ equity	89,758	78,924

	$1,212,980	1,041,202

See accompanying notes to consolidated financial statements.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2007, 2006, and 2005

	2007	2006	2005
	(Dollars in thousands, except per share data)
Interest income:
Loans, including fees	$66,219	54,338	38,898
Investment securities:
Taxable	11,023	9,633	7,206
Tax-exempt	800	1,030	767
Federal funds sold	1,112	600	380
Interest-bearing deposits in other banks	27	25	26

Total interest income	79,181	65,626	47,277

Interest expense:
Deposits (including interest on time deposits over $100 of $11,529, $7,184, and $3,386 in 2007, 2006, and 2005, respectively)	33,147	24,099	13,873
Federal funds purchased and securities sold under repurchase agreements	3,305	3,079	1,697
Other borrowings	4,480	4,245	2,315

Total interest expense	40,932	31,423	17,885

Net interest income	38,249	34,203	29,392
Provision for loan losses	3,823	2,478	1,842

Net interest income after provision for loan losses	34,426	31,725	27,550

Noninterest income:
Service charges and fees on deposits	6,409	5,742	5,363
Gain on sales of loans	5,185	5,154	5,089
Gain (loss) on sale of fixed assets, net	1,049	47	(7)
Investment securities gains (losses), net	(237)	213	(86)
Retail investment income	1,267	788	455
Trust services fees	1,132	860	642
Increase in cash surrender value of bank-owned life insurance	678	605	400
Miscellaneous income	685	631	515

Total noninterest income	16,168	14,040	12,371

Noninterest expense:
Salaries and other personnel expense	19,343	17,806	15,531
Occupancy expenses	3,457	2,847	2,731
Other operating expenses	9,708	8,279	6,750

Total noninterest expense	32,508	28,932	25,012

Income before income taxes	18,086	16,833	14,909
Income tax expense	6,321	5,673	4,955

Net income	$11,765	11,160	9,954

(continued)

(continued)

	2007	2006	2005
Basic net income per share	$2.17	2.10	1.89

Diluted net income per share	2.14	2.08	1.86

Weighted average common shares outstanding	5,429,961	5,324,558	5,257,904

Weighted average number of common and common equivalent shares outstanding	5,496,389	5,371,656	5,350,384

See accompanying notes to consolidated financial statements.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended December 31, 2007, 2006, and 2005

(In thousands, except per share data)	Comprehensive income	Common stock		Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss), net	Total stockholders’ equity
		Number of shares
			Amount
Balance, December 31, 2004		5,287	$15,861	34,376	8,879	(497)	361	58,980

Comprehensive income:
Net income	$9,954				9,954			9,954
Other comprehensive loss – unrealized loss on investment securities available for sale, net of income tax effect of ($1,350)	(2,620)						(2,620)	(2,620)

Total comprehensive income	$7,334

Cash dividends ($0.52 per common share)					(2,733)			(2,733)
Stock options exercised, issued from treasury stock				27		263		290
Retirement of common stock		(8)	(24)	(263)				(287)

Balance, December 31, 2005		5,279	$15,838	34,139	16,099	(234)	(2,259)	63,583

Cumulative catch-up adjustment in accordance with SAB 108					794			794
Comprehensive income:
Net income	$11,160				11,160			11,160
Other comprehensive income – unrealized gain on investment securities available for sale, net of income tax effect of $321	624						624	624

Total comprehensive income	$11,784

Cash dividends ($0.52 per common share)					(2,767)			(2,767)
Stock options exercised, issued from common stock		6	17	46				63
Stock options exercised, issued from treasury stock				(82)		265		183
Stock options compensation cost				415				415
Issuance of common stock		150	450	4,536		14		5,000
Purchase of treasury stock						(62)		(62)
Retirement of common stock		(2)	(5)	(64)				(69)

Balance, December 31, 2006		5,433	$16,300	38,989	25,287	(17)	(1,635)	78,924

Comprehensive income:
Net income	$11,765				11,765			11,765
Other comprehensive income – unrealized gain on investment securities available for sale, net of income tax effect of $857	1,663						1,663	1,663

Total comprehensive income	$13,428

Cash dividends ($0.52 per common share)					(2,824)			(2,824)
Stock options exercised, issued from common stock			1	(17)				(16)
Stock options exercised, issued from treasury stock						17		17
Stock options compensation cost				546				546
Purchase of treasury stock						(317)		(317)

Balance, December 31, 2007		5,434	$16,301	39,518	34,228	(317)	28	89,758

(continued)

(continued)

	Disclosure of reclassification amount
	2007	2006	2005
Unrealized holding gains (losses) arising during period, net of taxes	$1,509	765	(2,677)
Reclassification adjustment for losses (gains) included in net income	237	(214)	86
Tax effect	(83)	73	(29)

Net unrealized gains (losses) in securities	$1,663	624	(2,620)

See accompanying notes to consolidated financial statements.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2006, and 2005

	2007	2006	2005
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$11,765	11,160	9,954
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,606	1,367	1,455
Deferred income tax benefit	(825)	(885)	(618)
Provision for loan losses	3,823	2,478	1,842
Net investment securities (gains) losses	237	(213)	86
Net (accretion of discount) amortization of premium on investment securities	(151)	(368)	312
Increase in cash surrender value of bank-owned life insurance	(678)	(605)	(400)
Stock options compensation cost	546	415	—
(Gain) Loss on disposal of premises and equipment	(1,049)	(47)	7
Loss on the sale of other real estate	29	16	8
Gain on sales of loans	(5,185)	(5,154)	(5,089)
Real estate loans originated for sale	(252,114)	(265,027)	(264,727)
Proceeds from sales of real estate loans	260,853	277,470	262,447
(Increase) decrease in accrued interest receivable	(1,433)	(1,359)	(986)
(Increase) decrease in other assets	(710)	(1,283)	90
Increase in accrued interest payable and other liabilities	895	2,885	1,753

Net cash provided by operating activities	17,609	20,851	6,135

Cash flows from investing activities:
Proceeds from sales of available for sale securities	20,712	42,346	23,853
Proceeds from maturities of available for sale securities	52,200	94,487	24,282
Proceeds from maturities of held to maturity securities	1,555	805	—
Purchase of available for sale securities	(116,790)	(136,889)	(100,960)
Purchase of restricted equity securities	(619)	(874)	(969)
Proceeds from redemption of FHLB stock	495	225	225
Net increase in loans	(138,469)	(157,330)	(100,570)
Purchase of Bank-owned life insurance	—	(3,500)	—
Additions to premises and equipment	(12,783)	(5,185)	(4,403)
Proceeds from sale of other real estate	312	157	272
Proceeds from sale of premises and equipment	3,016	1,791	3

Net cash used in investing activities	(190,371)	(163,966)	(158,268)

(continued)

(continued)

	2007	2006	2005
	(Dollars in thousands)
Cash flows from financing activities:
Net increase in deposits	150,403	138,108	106,870
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	11,146	3,006	22,432
Proceeds from other borrowed funds	—	—	100
Advances from Federal Home Loan Bank	10,000	24,000	17,000
Payments of Federal Home Loan Bank advances	(11,000)	(16,000)	(5,000)
Proceeds from subordinated debentures	—	10,000	10,000
Proceeds from issuance of common stock	—	5,000	—
Principal payments on other borrowed funds	(500)	—	—
Purchase of treasury stock	(317)	(62)	—
Payment of cash dividends	(2,824)	(2,767)	(2,733)
Proceeds from stock options exercised, net of stock redeemed	1	176	3

Net cash provided by financing activities	156,909	161,462	148,672

Net increase (decrease) in cash and cash equivalents	(15,853)	18,347	(3,462)

Cash and cash equivalents at beginning of year	40,911	22,563	26,024

Cash and cash equivalents at end of year	$25,058	40,910	22,563

Supplemental disclosures of cash paid during the year for:
Interest	$40,285	29,988	17,311
Income taxes	7,394	6,265	5,046

Supplemental information on noncash investing activities:
Loans transferred to other real estate	$341	173	226

See accompanying notes to consolidated financial statements.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(1)	Summary of Significant Accounting Policies

Southeastern Bank Financial Corporation and its wholly owned subsidiaries (collectively the Company), consisting of Southeastern Bank Financial Corporation (the Parent), Georgia Bank & Trust Company of Augusta, Georgia (the Bank), and Southern Bank and Trust Company of Aiken, South Carolina (the Thrift), offer a wide range of lending services, including real estate, commercial, and consumer loans to individuals and small to medium-sized businesses and professionals that are located in, or conduct a substantial portion of their business in, the Richmond, Columbia, and Clarke Counties area of Georgia, and Aiken and Greenville Counties area of South Carolina. On August 16, 2007, Georgia Bank & Trust Company organized SB&T Capital Corporation (the LPO). SB&T Capital Corporation is a loan production office located in Greenville, SC. On November 1, 2007 GB&T entered into an Operating Agreement with NMF Asset Management LLC (“NMF”) whereby GB&T became a 30% partner. NMF Corporation, LLC is a Delaware Limited Liability Corporation and provides investment advisory services. Georgia Bank and Trust Company provides all accounting services and client billings and collection of these billings for NMF Corporation, LLC. NMF reimburses the Bank for the expenses incurred for these services. Georgia Bank & Trust accounts for the NMF investment using the equity method of accounting.

The Company is subject to competition from other financial institutions and is also subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by those regulatory authorities. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a description of the more significant of those policies the Company follows in preparing and presenting its consolidated financial statements.

(a)	Basis of Presentation

The consolidated financial statements include the accounts of Southeastern Bank Financial Corporation and its wholly owned subsidiaries, Georgia Bank & Trust Company of Augusta, Georgia, Southern Bank and Trust Company of Aiken, South Carolina. Significant intercompany transactions and accounts are eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

A substantial portion of the Company’s loans are secured by real estate in Augusta, Georgia, and the surrounding area. Accordingly, the ultimate collectability of a substantial portion of the Company’s loan portfolio is susceptible to changes in real estate market conditions in the Augusta, Georgia, and surrounding area.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, Federal funds sold, and short-term interest-bearing deposits in other banks. Generally, Federal funds are sold for one-day periods. Net cash flows are reported for loan and deposit transactions and for short term borrowings with an original maturity of 90 days or less.

(c)	Investment Securities

The Company classifies its investment securities into one of two categories: available for sale and held to maturity. Held to maturity securities are those debt securities for which the Company has the ability and intent to hold the security until maturity. All other securities are classified as available for sale.

Held to maturity securities are recorded at cost adjusted for the amortization or accretion of premiums or discounts. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of related tax effects, on securities available for sale are excluded from net income and are reported within stockholders’ equity as a component of comprehensive income and accumulated other comprehensive income (loss) until realized.

A decline in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using a method which approximates the effective interest method and takes into consideration prepayment assumptions.

C-43	(Continued)

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Dividends and interest income are recognized when earned. Realized gains and losses for investment securities available for sale which are sold are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(d)	Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal outstanding less unearned loan fees, reduced by an allowance for loan losses. Interest on loans is calculated using the simple interest method. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the straight line method without anticipating prepayments. Accrual of interest is generally discontinued on loans that become past due 90 days or more. These loans are classified as nonaccrual, even though the presence of collateral or the borrower’s financial strength may be sufficient to provide for ultimate repayment. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that become uncollectible, based on evaluations of the collectability of loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, historical loss rates, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect a borrower’s ability to pay. The allowance is evaluated on a regular basis utilizing estimated loss factors for specific types of loans. Such loss factors are periodically reviewed and adjusted as necessary based on actual losses.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may advise the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

C-44	(Continued)

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Management, considering current information and events regarding a borrowers’ ability to repay its obligations, considers a loan to be impaired if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of impairment is generally measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. If the loan is collateral-dependent, the fair value of the collateral less estimated selling costs is used to determine the amount of impairment. Specific guidance from bank regulators is also considered. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans. The accounting for impaired loans described above applies to all loans, except for large pools of smaller-balance, homogeneous loans that are collectively evaluated for impairment and loans that are measured at fair value or at the lower of cost or fair value. The allowance for loan losses for loans not considered impaired and for large pools of smaller-balance, homogeneous loans is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, individual risk rating, adequacy of the underlying collateral, loan concentrations, historical charge-off trends, and economic conditions that may affect the borrowers’ ability to pay. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to reduce the principal amount of such loans until all contractual principal payments have been brought current.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights released. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

The Company originates mortgages to be held for sale only for loans that have been individually pre-approved by the investor. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

The Company bears minimal interest rate risk on these loans and only holds the loans temporarily until documentation can be completed to finalize the sale to the investor.

C-45	(Continued)

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Under SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, loan commitments that relate to the origination of mortgage loans that will be held for sale, commonly referred to as interest rate lock commitments, must be accounted for as derivatives by the issuer of the commitment. Forward sales commitments to the investor are made at the same time and have identical terms as the mortgage loan commitments to the customers. These forward sales commitments are also derivatives. Upon closing of the loan with the customer, Georgia Bank & Trust accounts for the forward sales commitments on loans held for sale as a hedge. Once a loan is closed with the customer, it is funded by the investor, generally within fifteen days. We have determined this hedge is effective because the gain that is unrealized, but embedded, upon closing the loan with the customer is highly correlated with the gain realized upon funding from the investor. Fair values of these derivatives as of December 31, 2007 and 2006 were insignificant.

(e)	Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets, which range from three to forty years. Premises and equipment and other long term assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(f)	Other Real Estate

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. Costs related to the development and improvement of property are capitalized. There were no carrying values of other real estate as of December 31, 2007 and 2006.

(g)	Goodwill

Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. The Company’s goodwill is not considered impaired at December 31, 2007.

(h)	Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified

C-46	(Continued)

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. All stock options issued are incentive stock options and therefore, no tax benefit is realized.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ending December 31, 2005 as all options granted had an exercise price equal to the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for the year ending December 31, 2005.

Dollars in thousands, except per share data	2005
Net income	$9,954
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effect	(241)

Pro forma	$9,713

Basic net income per share:
As reported	$1.89
Pro forma	1.85
Diluted net income per share:
As reported	1.86
Pro forma	1.82

(i)	Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax valuation allowance is provided to the extent it is more likely than not that deferred tax assets will not be realized.

C-47	(Continued)

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no material affect on the Company’s consolidated financial statements.

The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

(j)	Income Per Share

Basic net income per share is net income divided by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by weighted average shares outstanding plus common share equivalents resulting from dilutive stock options, determined using the treasury stock method.

	December 31,
	2007	2006	2005
Weighted average common shares outstanding for basic earnings per common share	5,429,961	5,324,558	5,257,904
Add: Dilutive effects of assumed exercises of stock options	66,428	47,098	92,480

Weighted average number of common and common equivalent shares outstanding	5,496,389	5,371,656	5,350,384

(k)	Other Comprehensive Income (Loss)

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

(l)	Segment Disclosures

The Company has one reportable segment, financial services. This segment provides financial services including banking, mortgage services, retail investment services and trust services through two subsidiary banks with offices located in Georgia and South Carolina.

C-48	(Continued)

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(m)	Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS No. 155), which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In January 2007, the FASB issued Derivatives Implementation Group Issue B40, Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets (DIG Issue B40). DIG Issue B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG Issue B40 are effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 and DIG Issue B40 did not have a material impact on the Company’s consolidated financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income. The Company does not retain servicing on any loans sold and as such this standard did not have a material impact upon adoption on the Company’s consolidated financial position or results of operations.

C-49	(Continued)

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The adoption of this issue did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company’s consolidated financial statements.

C-50	(Continued)

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

On January 1, 2008, the Company adopted FASB Emerging Issues Task Force Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material to the Company’s consolidated financial statements.

(n)	Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key executives. Upon adoption of EITF 06-5, which is discussed further below, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Prior to adoption of EITF 06-5, the Company recorded owned life insurance at its cash surrender value.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance – Determining the amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance){Issue}. This Issue requires that a policy holder consider contractual terms of a life insurance policy to determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company’s ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no material impact on the Company’s consolidated financial condition or results of operations.

C-51	(Continued)

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(o)	Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are reported as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

(p)	Reclassifications

Some items in the prior period financial statements were reclassified to conform to the current presentation.

(q)	Rounding

Dollar amounts are rounded to thousands except share and per share data.

(2)	Cash and Due From Banks

The subsidiary bank is required by the Federal Reserve Bank to maintain average daily cash balances. These required balances were $945 at December 31, 2007 and $1,985 at December 31, 2006.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(3)	Investment Securities

A summary of investment securities as of December 31, 2007 and 2006 is as follows:

	2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Dollars in Thousands)
Held to maturity:
Obligations of states and political subdivisions	$1,435	32		1,467

	$1,435	32		1,467

Available for sale:
Obligations of U.S. Government agencies	$96,166	951	(8)	97,108
Obligations of states and political subdivisions	15,755	96	(223)	15,628
Mortgage-backed securities	118,179	443	(1,061)	117,561
Corporate bonds	9,722	42	(342)	9,422
Trust preferred securities	5,314	31	(50)	5,295
Equity securities	250	165		415

	$245,386	1,728	(1,684)	245,429

	2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Dollars in Thousands)
Held to maturity:
Obligations of states and political subdivisions	$2,971	78		3,048

	$2,971	78		3,048

Available for sale:
Obligations of U.S. Government agencies	$77,717	18	(1,164)	76,571
Obligations of states and political subdivisions	15,391	135	(65)	15,461
Mortgage-backed securities	95,910	50	(1,978)	93,982
Corporate bonds	5,987	45	(8)	6,024
Trust preferred securities	6,358	28	(41)	6,345
Equity securities	250	503		753

	$201,613	779	(3,256)	199,136

As of December 31, 2007, except for the U.S. Government agencies, there was no issuer who represented 10% or more of stockholders’ equity within the investment portfolio.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

The following tables show securities available for sale with unrealized losses at year-end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2007
	Less than 12 months		12 months or longer		Total
	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
	(Dollars in Thousands)
Obligations of U.S. Government agencies	$1,500	—	2,876	8	4,375	8
Obligations of states and political subdivisions	10,397	215	838	8	11,235	223
Mortgage-backed securities	16,242	111	49,352	950	65,594	1,061
Corporate bonds	5,397	342	—	—	5,397	342
Trust preferred securities	1,513	50	—	—	1,513	50

	$35,049	718	53,066	966	88,114	1,683

	December 31, 2006
	Less than 12 months		12 months or longer		Total
	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss	Estimated fair value	Unrealized loss
	(Dollars in Thousands)
Obligations of U.S. Government agencies	$28,750	236	39,819	928	68,569	1,164
Obligations of states and political subdivisions	7,935	56	866	9	8,801	65
Mortgage-backed securities	18,143	171	66,768	1,807	84,911	1,978
Corporate bonds	4,961	8	—	—	4,961	8
Trust preferred securities	—	—	2,064	41	2,064	41

	$59,789	471	109,516	2,785	169,306	3,256

At December 31, 2007, there was one obligation of U.S. government agencies, fifteen obligations of states and political subdivisions, fifteen mortgage-backed securities, and four corporate bonds and two trust preferred securities with an unrealized loss for less than 12 months. There were three obligations of U.S. government agencies, sixty-eight mortgage-backed securities, and two obligations of states and political subdivisions with an unrealized loss for longer than 12 months. The total estimated fair value of the securities with an unrealized loss at December 31, 2007 represented 98.1% of the book value. Unrealized losses on securities have not been recognized into income because the issuer(s) bonds are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach maturity.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

The amortized cost and estimated fair value of securities held to maturity and available for sale, other than equity securities, as of December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities held to maturity		Securities available for sale
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	Dollars in Thousands
One year or less			250	250
After one year through five years	926	946	13,613	13,674
After five years through ten years	509	521	51,987	52,365
After ten years			61,106	61,163

	1,435	1,467	126,957	127,453

Mortgage-backed securities	—	—	118,179	117,561

	1,435	1,467	245,136	245,014

Proceeds from sales of securities available for sale during 2007, 2006, and 2005 were $20,712, $42,346, and $23,853, respectively. Gross realized gains of $68, $621, and $45, were realized on those sales in 2007, 2006, and 2005, respectively, and gross realized losses of $305, $408, and $131, were realized on those sales in 2007, 2006, and 2005, respectively.

Investment securities with a carrying amount of approximately $186,408 and $154,504 at December 31, 2007 and 2006, respectively, were pledged to secure public and trust deposits, and for other purposes required by law.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(4)	Loans

Loans at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
	Dollars in Thousands
Commercial, financial, and agricultural	$93,355	80,938
Real estate:
Construction	318,438	266,875
Residential	190,613	158,543
Commercial	236,358	198,453
Consumer installment	33,625	31,222

	872,389	736,031
Less allowance for loan losses	11,800	9,777
Less deferred loan origination fees	949	919

	$859,640	725,335

As of December 31, 2007 and 2006, the Company had nonaccrual loans aggregating $5,495 and $2,351, respectively. Interest that would have been recorded on nonaccrual loans had they been in accruing status was approximately $198 in 2007, $118 in 2006, and $204 in 2005. At December 31, 2007 and 2006, the Company had impaired loans with an outstanding balance of $14,250 and $1,534, respectively, with an allowance allocation of $291 and $252 at December 31, 2007 and 2006. The amount of impaired loans with an allowance allocation totaled $1,808 and $590 respectively at December 31, 2007 and 2006. The average balance of impaired loans was approximately $5,022, $2,223 and $2,331 for the years ended December 31, 2007, 2006, and 2005, respectively. The interest recognized on such loans in 2007, 2006, and 2005 was $598, $76, and $170 respectively and interest recognized as a cash basis was approximately the same. Loans past due 90 days or more and still accruing interest were $0 at December 31, 2007 and 2006, respectively and interest recognized as a cash basis was approximately the same.

The following is a summary of the activity in the allowance for loan losses for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	Dollars in Thousands
Balance, beginning of year	$9,777	9,125	7,930
Effects of *SAB 108	—	(694)	—
Provision for loan losses	3,823	2,478	1,842
Charge-offs	(2,576)	(1,940)	(1,605)
Recoveries	776	808	958

Balance, end of year	$11,800	9,777	9,125

*	Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108).

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

The allowance for loan loss in 2006 was decreased $694 to remove the entire balance of the allowance for unfunded lines and commitments and standby letters of credit. The following table shows the effect of SAB 108 to prior years shown above.

ALLL Balance	2006	2005
	Dollars in Thousands
As Reported	$9,777	9,125

Excluding unfunded lines and standby letters of credit	9,777	8,431

The Company has direct and indirect loans outstanding to certain executive officers and directors, including affiliates, and principal holders of the Company’s securities.

The following is a summary of the activity in loans outstanding to executive officers and directors, including affiliates, and principal holders of the Company’s securities for the year ended December 31, 2007:

Dollars in Thousands
Balance at beginning of year	$24,752
New loans	69,381
Principal repayments	(57,839)

Balance at end of year	$36,294

The Company is also committed to extend credit to certain directors and executives of the Company, including companies in which they are principal owners, through personal lines of credit, letters of credit, and other loan commitments. As of December 31, 2007, available balances on these commitments to these persons aggregated approximately $10,624.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(5)	Premises and Equipment

Premises and equipment at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
	Dollars in Thousands
Land	$5,031	3,953
Buildings	26,232	20,132
Furniture and equipment	12,626	9,412

	43,889	33,497

Less accumulated depreciation	11,277	10,095

	$32,612	23,402

Depreciation expense amounted to $1,606, and $1,367, in 2007 and 2006, respectively.

(6)	Commitments

The Company is committed under various operating leases for office space and equipment. At December 31, 2007, minimum future lease payments under non-cancelable real property and equipment operating leases are as follows:

(Dollars in Thousands)
2008	$336
2009	233
2010	219
2011	152
2012	70
2013 & Beyond	156

$1,166

Rent expense for all building, equipment, and furniture rentals totaled $237, $204, and $213, for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company is party to lines of credit with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Lines of credit are unfunded commitments to extend credit. These instruments involve, in varying degrees, exposure to credit and interest rate risk in excess of the amounts recognized in the financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded commitments to extend credit is represented by the contractual amount of those instruments. The Company follows the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Unfunded commitments to extend credit where contract amounts represent potential credit risk totaled $208 and $202, at December 31, 2007 and 2006, respectively. These commitments are primarily at variable interest rates. Fixed Rate commitments totaled $14,573 and $11,740 at December 31, 2007 and 2006, respectively. The rates on these commitments ranged from 6.38% to 16.0% at December 31, 2007, and 4.5% to 16.0% at December 31, 2006. Maturity dates ranged from 1/8/2008 to 12/19/2017, at December 31, 2007, and 1/6/2007 to 4/4/2016 at December 31, 2006.

Lines of credit are legally binding contracts to lend to a customer, as long as there is no violation of any condition established in the contract. These commitments have fixed termination dates and generally require payment of a fee. As commitments often expire prior to being drawn, the amounts above do not necessarily represent the future cash requirements of the commitments. Credit worthiness is evaluated on a case by case basis, and if necessary, collateral is obtained to support the commitment.

(7)	Deposits

At December 31, 2007, scheduled maturities of certificates of deposit are as follows:

Dollars in Thousands
2008	$312,150
2009	35,568
2010	1,861
2011	1,814
2012	3,975
Thereafter

Total	$355,368

Brokered Deposits as of December 31, 2007 totaled $78,482.

(8)	Borrowings

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are collateralized by obligations of the U.S. Government or its corporations and agencies, state and municipal securities, corporate bonds, or mortgage-backed securities. The aggregate carrying value of such agreements for

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

corporate customers at December 31, 2007 and 2006 were $16,720 and $10,492, respectively. At December 31, 2007, public funds agreements for deposit accounts and securities sold under repurchase agreements for public funds customers were maintained by the Georgia Bankers Association pooled pledging program. The total carrying value of investments in the pooled pledging program at December 31, 2007 and 2006 was $169,688 and $154,504, respectively. The repurchase agreements at December 31, 2007 mature on demand. Outstanding Federal Funds purchased totaled $17,537 and $0 as of December 31, 2007 and December 31, 2006 respectively. The following table summarizes pertinent data related to the securities sold under the agreements to repurchase as of and for the years ended December 31, 2007, 2006, and 2005.

	2007	2006	2005
	Dollars in Thousands
Securities Sold Under Repurchase Agreements
Weighted average borrowing rate at year-end	4.38%	5.24%	3.93%

Weighted average borrowing rate during the year	5.03%	4.92%	3.04%

Average daily balance during the year	$64,501	60,614	55,168

Maximum month-end balance during the year	74,525	74,772	72,462

Balance at year-end	$63,628	70,020	67,013

Federal Funds Purchased	17,537	—	—

	$81,165	70,020	67,013

Advances from Federal Home Loan Bank

The Company has an available line of credit from the Federal Home Loan Bank of Atlanta (FHLB) in an amount not to exceed 10% of total assets. The line of credit is reviewed annually by the FHLB. The following advances were outstanding under this line at December 31, 2007 and 2006.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

	2007	Rate	2006	Rate
	Dollars in Thousands
Due May 18, 2007 prime rate floater	$—		$5,000	5.440%
Due March 22, 2010	7,000	6.180%	7,000	6.180%
Due March 30, 2010	5,000	6.020%	5,000	6.020%
Due September 29, 2010	5,000	5.820%	5,000	5.820%
Due October 18, 2010	7,000	5.460%	7,000	5.460%
Due May 2, 2011	6,000	4.800%	6,000	4.800%
Due July 23, 2012 convertible flipper	—		6,000	4.850%
Due January 27, 2019 convertible flipper	5,000	4.355%	$5,000	4.850%
Due April 22, 2019 convertible flipper	8,000	4.680%	$8,000	4.874%
Due May 22, 2019 flipper	6,000	4.515%	$6,000	4.871%
Due July 26, 2017	10,000	4.406%

	$59,000		$60,000

Total weighted average rate	5.08%		5.30%

The FHLB has the option to convert the fixed-rate advances and convertible advances to three-month, LIBOR-based floating-rate advances at various dates throughout the terms of the advances.

The convertible flipper advance maturing on July 23, 2012, was called on July 23, 2007. The convertible flipper advance maturing on January 27, 2019, is indexed to the one-month LIBOR-based floating rate minus 50 basis points for the first three years and then converts to a fixed rate of 4.10% for the last ten years. The convertible flipper advance maturing on April 22, 2019, is indexed to the three-month LIBOR-based floating rate minus 50 basis points for the first three years and then converts to a fixed rate of 4.75% for the last ten years. The flipper advance maturing on May 22, 2019, is indexed to the three-month LIBOR-based floating rate minus 50 basis points. The convertible advance maturing on July 26, 2017 with a rate of 4.406% can be converted from a fixed rate to an adjustable rate on July 26, 2008 or any interest payment date thereafter.

At December 31, 2007, the Company has pledged, under a blanket floating lien, eligible first mortgage loans with unpaid balances which, when discounted at approximately 80% of such unpaid principal balances, total $67,416. The Company has also pledged for this lien eligible commercial real estate loans with unpaid balances which, when discounted at approximately 50% of such unpaid principal balances, total $9,784.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Other Borrowed Funds

Other borrowed funds consist of a treasury, tax, and loan account with the Federal Reserve Bank at December 31, 2007 with a balance of $500 and at December 31, 2006 with a balance of $1,000.

(9)	Subordinated Debentures

In December 2005 the Company issued $10.0 million of unsecured subordinated debentures, which bear interest at three-month LIBOR plus 1.40%, adjusted quarterly, to Southeastern Bank Financial Statutory Trust I. The Company used these funds to capitalize a new federally chartered thrift subsidiary, Southern Bank and Trust. Southeastern Bank Financial Statutory Trust I is a wholly owned subsidiary of the Company which is not consolidated in these financial statements pursuant to FIN 46R. Southeastern Bank Financial Statutory Trust I acquired these debentures using the proceeds of its offerings of $10.0 million of Trust Preferred Securities to outside investors. The Trust Preferred Securities qualify as Tier 1 capital under Federal Reserve Board guidelines and accrue and pay distributions quarterly at a variable per annum rate of interest, reset quarterly, equal to LIBOR plus 1.40% of the stated liquidation amount of $1 thousand dollars per Capital Security. The Company has entered into contractual arrangements which constitute a full, irrevocable and unconditional guarantee on a subordinated basis by the Company of the obligations of Southeastern Bank Financial Statutory Trust I under the Trust Preferred Securities.

The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on December 15, 2035, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Southeastern Bank Financial Statutory Trust I in whole or in part, on or after December 15, 2010 and in whole or in part at any time within 90 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be 100% of their principal amount plus accrued but unpaid interest. Prior to December 15, 2007, the redemption of any debenture following a Tax Event, an Investment Company Event or a Capital Treatment Event, will be an amount in cash equal to 103.140% of the principal amount of the debentures. Thereafter, an amount equal in cash to the percentage of the principal amount of the debentures plus unpaid interest will be redeemed as specified below.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Special Redemption During the 12-Month Period Beginning December 15	Percentage of Principal Amount
2007	102.355%
2008	101.570%
2009	100.785%
2010 and thereafter	100.000%

In March 2006 the Company issued $10.0 million of unsecured subordinated debentures, which bear interest at three-month LIBOR plus 1.40%, adjusted quarterly, to Southeastern Bank Financial Trust II. The Company used $5.0 million of the proceeds to contribute additional capital to Southern Bank & Trust on June 28, 2007. The remaining $5.0 million has been used for general corporate purposes. Southeastern Bank Financial Trust II is a wholly owned subsidiary of the Company which is not consolidated in these financial statements pursuant to FIN 46R. Southeastern Bank Financial Statutory Trust I acquired these debentures using the proceeds of its offerings of $10.0 million of Trust Preferred Securities to outside investors. The Trust Preferred Securities qualify as Tier 1 capital under Federal Reserve Board guidelines and accrue and pay distributions quarterly at a variable per annum rate of interest, reset quarterly, equal to LIBOR plus 1.40% of the stated liquidation amount of $1 thousand dollars per Capital Security. The Company has entered into contractual arrangements which constitute a full, irrevocable and unconditional guarantee on a subordinated basis by the Company of the obligations of Southeastern Bank Financial Trust II under the Trust Preferred Securities.

The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on June 15, 2036, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Southeastern Bank Financial Trust II in whole or in part, on or after June 15, 2011 and in whole or in part at any time within 90 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be 100% of their principal amount plus accrued but unpaid interest. Prior to June 15, 2008, the redemption of any debenture following a Tax Event, an Investment Company Event or a Capital Treatment Event, will be an amount in cash equal to 103.140% of the principal amount of the debentures. Thereafter, an amount equal in cash to the percentage of the principal amount of the debentures plus unpaid interest will be redeemed as specified below.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Special Redemption During the 12-Month Period Beginning June 15	Percentage of Principal Amount
2008	102.355%
2009	101.570%
2010	100.785%
2011 and thereafter	100.000%

(10)	Income Taxes

Income tax expense for the years ended December 31, 2007, 2006, and 2005 consists of the following:

	2007	2006	2005
	Dollars in Thousands
Current tax expense:
Federal	$6,543	5,966	4,965
State	603	592	607

Total current	7,146	6,558	5,572

Deferred tax benefit
Federal	(681)	(770)	(528)
State	(144)	(115)	(89)

Total deferred	(825)	(885)	(617)

Total income tax expense	$6,321	5,673	4,955

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Income tax expense differed from the amount computed by applying the statutory Federal corporate tax rate of 35% in 2007, 2006 and 2005 to income before income taxes as follows:

	Years ended December 31
	2007	2006	2005
	Dollars in Thousands
Computed “expected” tax expense	$6,330	5,892	5,218
Increase (decrease) resulting from:
Tax-exempt interest income	(368)	(479)	(369)
Nondeductible interest expense	53	69	46
State income tax, net of Federal tax effect	298	310	340
Earnings on cash surrender value of life insurance	(237)	(210)	(137)
Nondeductible stock compensation expense	191	144
Meals, entertainment, and club dues	51	48	40
Impact of graduated rate		(49)	(96)
Other, net	3	(52)	(88)

	$6,321	5,673	4,955

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below:

	2007	2006
	Dollars in Thousands
Deferred tax assets:
Allowance for loan losses	$4,518	3,973
Deferred compensation	1,356	1,218
Other	578	216
Unrealized loss on investment securities available for sale	—	842

Total deferred tax assets	6,452	6,250

Deferred tax liabilities:
Depreciation	(565)	(478)
Prepaid assets and other	(446)	(314)
Unrealized gain on investment securities available for sale	(15)	—

Total deferred tax liabilities	(1,026)	(792)

Net deferred tax asset	$5,426	5,459

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxes paid in the carryback period, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Georgia. The Company is no longer subject to examination by federal and state taxing authorities for years before 2004.

The amount of the accrued income tax liability for uncertainties related to tax benefits was not material to the Company’s consolidated balance sheets as of December 31, 2007 or 2006. Additionally, the total amount of interest and penalties recorded in the consolidated statements of income for the year ended December 31, 2007, 2006 and 2005 was not material.

(11)	Related Party Transactions

Deposits include accounts with certain directors and executives of the Company, including affiliates, and principal holders of the Company’s securities. As of December 31, 2007 and 2006, these deposits totaled approximately $37,000, and $26,000, respectively. See note 4 for discussion of related party loans.

(12)	Regulatory Capital Requirements

The Company and its subsidiaries are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Quantitative measures established by regulation to ensure capital adequacy require minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Management is not aware of the existence of any conditions or events occurring subsequent to December 31, 2007 which would affect the Bank’s well capitalized classification.

Actual capital amounts and ratios for the Company are presented in the table below as of December 31, 2007 and 2006, on a consolidated basis and for the Bank and Thrift individually :

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Dollars in Thousands
Southeastern Bank Financial Corporation and subsidiaries consolidated:
As of December 31, 2007:
Total Capital (to risk-weighted assets)	$121,463	12.61%	$77,062	8.00%	N/A	N/A
Tier I Capital—risk-based (to risk-weighted assets)	109,589	11.38%	38,531	4.00%	N/A	N/A
Tier I Capital—leverage (to average assets)	109,589	9.07%	48,307	4.00%	N/A	N/A
As of December 31, 2006:
Total Capital (to risk-weighted assets)	110,422	13.29%	66,445	8.00%	N/A	N/A
Tier I Capital—risk-based (to risk-weighted assets)	100,419	12.09%	33,222	4.00%	N/A	N/A
Tier I Capital—leverage (to average assets)	100,419	9.78%	41,065	4.00%	N/A	N/A

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Dollars in Thousands
Georgia Bank & Trust Company:
As of December 31, 2007:
Total Capital (to risk-weighted assets)	$98,790	11.24%	$70,308	8.00%	$87,885	10.00%
Tier I Capital—risk-based (to risk-weighted assets)	88,095	10.02%	35,154	4.00%	52,731	6.00%
Tier I Capital—leverage (to average assets)	88,095	7.88%	50,313	4.50%	55,904	5.00%
As of December 31, 2006:
Total Capital (to risk-weighted assets)	84,173	10.64%	63,298	8.00%	79,123	10.00%
Tier I Capital—risk-based (to risk-weighted assets)	74,741	9.45%	31,649	4.00%	47,474	6.00%
Tier I Capital—leverage (to average assets)	74,741	7.57%	44,401	4.50%	49,334	5.00%

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Dollars in Thousands
Southern Bank & Trust:
As of December 31, 2007:
Total Capital (to risk-weighted assets)	$15,117	18.62%	$6,495	8.00%	$8,119	10.00%
Tier I Capital—risk-based (to risk-weighted assets)	14,101	17.37%	3,248	4.00%	4,871	6.00%
Tier I Capital—leverage (to average assets)	14,101	16.64%	3,389	4.00%	4,236	5.00%
As of December 31, 2006:
Total Capital (to risk-weighted assets)	9,783	30.23%	2,589	8.00%	3,237	10.00%
Tier I Capital—risk-based (to risk-weighted assets)	9,438	29.16%	1,295	4.00%	1,942	6.00%
Tier I Capital—leverage (to average assets)	9,438	32.98%	1,145	4.00%	1,431	5.00%

In addition to the capital requirements disclosed in the preceding table, the FDIC requires that the Tier 1 capital to assets leverage ratio for Southern Bank & Trust be maintained at not less than 8% throughout the first three years of operation.

Southeastern Bank Financial Corporation and Georgia Bank and Trust Company are regulated by the Department of Banking and Finance of the State of Georgia (DBF). The DBF requires that state banks in Georgia generally maintain a minimum ratio of Tier 1 capital to total assets of four and one-half percent (4.5%) for banks and four percent (4%) for holding companies. These ratios are shown in the preceding tables as Tier 1 Capital – leverage (to average assets). The Company’s ratio at 9.08% and the Bank’s ratio at 7.88% exceed the minimum required.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

The DBF requires its prior approval for a bank to pay dividends in excess of 50% of the preceding year’s earnings. Based on this limitation, the amount of cash dividends available from the Bank for payment in 2008 is approximately $6,514, subject to maintenance of the minimum capital requirements.

The Office of Thrift Supervision (OTS) requires a three year business plan to be filed for all new thrifts. Southern Bank and Trust’s business plan does not provide for capital distributions for any of the three years. As a result, prior approval would be required from the OTS before any distributions are made.

(13)	Employee Benefit Plans

The Company has an employee savings plan (the Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Company has the option to make discretionary payments to the Plan. For the years ended December 31, 2007, 2006, and 2005, the Company contributed $699, $567, and $523, respectively, to the Plan, which is 5% of the annual salary of all eligible employees for 2007, 2006, and 2005.

In 1997, the Company established a nonqualified Long-Term Incentive Plan designed to motivate and sustain high levels of individual performance and align the interests of key officers with those of shareholders by rewarding capital appreciation and earnings growth. Stock appreciation rights may be awarded annually to those key officers whose performance during the year has made a significant contribution to the Company’s growth. Such stock appreciation rights are granted at a strike price equal to the trading price of the Company’s stock at date of grant, and are earned over a five-year appreciation period. Officers vest in such rights over a 10-year period. The Company recognized expense of $57, $127, and $146, during 2007, 2006, and 2005, respectively, related to this plan. The total amount accrued at December 31, 2007 and 2006 was $57 and $127, respectively.

The Company also has salary continuation agreements in place with certain key officers. Such agreements are structured with differing benefits based on the participants overall position and responsibility. These agreements provide the participants with a supplemental income upon retirement at age 65, additional incentive to remain with the Company in order to receive these deferred retirement benefits and a compensation package that is competitive in the market. These agreements vest over a ten year period, require a minimum number of years service, and contain change of control provisions. All benefits would cease in the event of termination for cause, and if the participant’s employment were to end due to disability, voluntary termination or termination without cause, the participant would be entitled to receive certain reduced benefits based on vesting and other conditions. The estimated cost of an annuity to pay this obligation is being accrued over the vesting

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

period for each officer. The Company recognized expense of $758, $676, and $526, during 2007, 2006, and 2005, respectively, related to these agreements. The total amount accrued at December 31, 2007 and 2006 was $3,541 and $2,855, respectively.

(14)	Stock Option Plan

During 2000, the Company adopted the 2000 Long-Term Incentive Plan (the 2000 Plan) which allows for stock option awards for up to 253,000 shares of the Company’s common stock to employees, officers, and directors of the Company. The Company believes that such awards better align the interests of its employees with those of its shareholders. Under the provisions of the 2000 Plan, the option price is determined by a committee of the board of directors at the time of grant and may not be less than 100% of the fair value of the common stock on the date of the grant of such option. Generally, when granted, these options vest over a five-year period. However, there were 10,000 options granted in 2005, that vest based on specific loan growth performance targets. All options must be exercised within a ten-year period. As of December 31, 2007, all options under this plan had been issued.

During 2006, the Company adopted the 2006 Long-Term Incentive Plan (the 2006 Plan), approved by shareholders at the annual meeting, which allows for stock options awards for up to 250,000 shares of the Company’s common stock to key employees, officers, directors and independent contractors providing material services to the Company. The purpose of the Plan is to enhance stockholder investment by attracting, retaining and motivating key employees, officers, directors and independent contractors of the Company, and to encourage stock ownership by such persons by providing them with a means to acquire a proprietary interest in the Company’s success, and to align the interests of management with those of stockholders. Under the provisions of the 2006 Plan, the option price is determined by a committee of the board of directors at the time of grant and may not be less than 100% of the fair value of the common stock on the date of the grant of such option. Notwithstanding the foregoing, in the case of an Incentive Stock Option granted to a Participant who is a Ten Percent or more Stockholder, the Option Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Common Stock on the Date of Grant. Generally, when granted, these options vest over a five-year period. All options must be exercised within a ten year period from the date of the grant; however, options issued to a ten percent or more stockholder must be exercised within a five year period from its date of grant. As of December 31, 2007 and 2006, options granted under this Plan were 72,334 and 44,834, respectively. As of December 31, 2007, 177,666 shares remain available for future grants under this Plan.

The Company periodically purchases treasury stock and uses it for stock option exercises, when available. If treasury stock is not available, additional stock is issued. The Company repurchased 8,432 and 1,599 shares during 2007 and 2006 respectively.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-based Payment, which requires the Company to compute the fair value of options at the date of grant and to

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

recognize such costs as compensation expense ratably over the vesting period of the options. For the year ended December 31, 2007 and 2006, the Company recognized $546 and $415, respectively, as compensation expense resulting from all stock options. This expense includes $138 for 2006 related to the accelerated stock option vesting period for two key employees.

The fair value of each option is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatility is the measure of the amount by which the share price is expected to fluctuate during a period. The method used to calculate historical average annualized volatility is based on the closing price of the first trade of each month. Expected dividends are based on the Company’s historical pattern of dividend payments. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate is the U.S. Treasury note at the time of grant for the expected term of the option.

The fair value of all options granted was determined using the following weighted average assumptions as of grant date.

	2007	2006	2005
Options granted	27,500	57,500	51,500
Risk-free interest rate	4.74%	5.01%	4.25%
Dividend yield	2.00%	2.00%	2.00%
Expected life at date of grant	7.86 years	7.92 years	8.54 years
Volatility	17.50%	17.38%	19.22%

A summary of activity for stock options with a specified vesting period follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding—December 31, 2006	250,285	$26.64

Granted in 2007	27,500	38.82

Options exercised in 2007	(1,200)	15.05

Options Outstanding—December 31, 2007	276,585	$27.90	6.45	1,509

Fully vested or expected to vest	276,585	$27.90	6.45	1,509

Exercisable at December 31, 2007	159,605	$21.75	5.39	1,915

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Information related to the stock options that vest over a specified period follows:

	2007	2006	2005
	(dollars in thousands, except per share data)
Intrinsic value of options exercised	$27	$653	$511
Intrinsic value of options lapsed			66
Cash received from option exercises	1	176	3
Fair market value of stock received from option exercises	17	69	287
Weighted average grant-date fair value	15.12	16.23	12.64

All stock options issued are incentive stock options and therefore, no tax benefit is realized.

As of December 31, 2007 and 2006, there was $888 and $1,200, respectively, of total unrecognized compensation cost related to nonvested options that vest over a five year period. That cost is expected to be recognized over a weighted average period of 4.0 years.

The following table provides information for stock options that vest based on specific loan growth performance targets.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding—December 31, 2006	10,000	$34.30

Granted in 2007	—	—

Options exercised in 2007	—	—

Options Outstanding—December 31, 2007	10,000	$34.30	7.5	$5

Exercisable at December 31, 2007	4,000	$34.30	7.5	$2

As of December 31, 2007 and 2006, there was $46 and $53, respectively, of total unrecognized compensation cost related to nonvested options granted based on performance. That cost is expected to be recognized over a weighted average period of 2.8 years.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(15)	Other Operating Expenses

Components of other operating expenses exceeding 1% of total revenues include the following for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(Dollars in Thousands)
Marketing and business development	$1,586	$1,405	$1,119
Processing expense	1,750	1,480	1,073
Legal and professional fees	1,508	1,370	1,094
Data processing expense	943	667	532
Loan costs	460	442	396
Office supplies expense	704	660	508
Other expense	2,758	2,256	2,028

Total other operating expense	$9,708	$8,279	$6,750

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(16)	Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument.

Because no market exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The assumptions used in the estimation of the fair value of the Company’s financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow and other valuation techniques. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company’s financial instruments, but rather a good-faith estimate of the fair value of financial instruments held by the Company. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

(a)	Cash and Cash Equivalents

Fair value equals the carrying value of such assets due to their nature.

(b)	Investment Securities

The fair value of investment securities is based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of related accrued interest receivable approximates its fair value and is not disclosed.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(c)	Loans

The fair value of loans is calculated using discounted cash flows by loan type. The discount rate used to determine the present value of the loan portfolio is an estimated market rate that reflects the credit and interest rate risk inherent in the loan portfolio. The estimated maturity is based on the Company’s historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of related accrued interest receivable approximates its fair value and is not disclosed. The carrying amount of real estate loans originated for sale approximates their fair value. The allowance for loan losses is considered a reasonable discount for credit risk.

(d)	Deposits

Fair values for certificates of deposit have been determined using discounted cash flows. The discount rate used is based on estimated market rates for deposits of similar remaining maturities. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values. The carrying amount of related accrued interest payable approximates its fair value and is not disclosed.

(e)	Federal Funds Sold and Securities Sold Under Repurchase Agreements

Fair value approximates the carrying value of such liabilities due to their short-term nature.

(f)	Other Borrowed Funds

Fair value approximates the carrying value of such liabilities as the borrowings are at a variable rate of interest.

(g)	Advances from FHLB

The fair value of the FHLB advances is obtained from the FHLB and is calculated by discounting contractual cash flows using an estimated interest rate based on the current rates available to the Company for debt of similar remaining maturities and collateral terms.

(h)	Subordinated debentures

The fair value approximates the carrying value of the subordinated debentures as the debentures are at a variable rate of interest.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(i)	Commitments

The difference between the carrying values and fair values of commitments to extend credit are not significant and are not disclosed.

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

	December 31
	2007		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Dollars in Thousands)
Financial assets:
Cash and cash equivalents	$25,058	25,058	40,911	40,911
Investment securities	246,864	246,896	202,107	202,184
Loans, net	870,943	868,603	740,192	736,230
Financial liabilities:
Deposits	952,166	952,537	801,763	801,316
Federal funds purchased and securities sold under repurchase agreements	81,165	81,165	70,020	70,020
Other borrowed funds	500	500	1,000	1,000
Advances from FHLB	59,000	56,777	60,000	59,246
Subordinated debentures	20,000	20,000	20,000	20,000

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(17)	Condensed Financial Statements of Southeastern Bank Financial Corporation (Parent Only)

The following represents Parent Company only condensed financial information of Southeastern Bank Financial Corporation:

Condensed Balance Sheets

	December 31
	2007	2006
	(Dollars in Thousands)
Assets
Cash and due from banks	$1,519	5,104
Investment securities available for sale	3,430	10,689
Investment in banking subsidiaries	102,247	82,359
Premises and equipment, net	2,519	864
Accrued interest receivable	40	7
Deferred tax asset, net	—	—
Other assets	130	135

	$109,885	99,158

Liabilities and Stockholders’ Equity
Liabilities:
Accrued interest and other liabilities	$127	234
Subordinated debentures	20,000	20,000

Total liabilities	20,127	20,234

Stockholders’ equity	89,758	78,924

	$109,885	99,158

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Condensed Statements of Income

	Years ended December 31
	2007	2006	2005
	(Dollars in Thousands)
Income:
Dividend income	$43	535	3,500
Interest income on investment securities	294	688	30
Investment securities gains, net	23	526	—
Miscellaneous income	102	107	110

	462	1,856	3,640

Expense:
Interest expense	1,435	1,247	—
Salaries and other personnel expense	24	138	—
Occupancy expense	52	55	45
Other operating expense	166	375	188

	1,677	1,815	233

(Loss) / income before equity in undistributed earnings of subsidiaries	(1,215)	41	3,407

Equity in undistributed earnings of subsidiaries	12,494	10,995	6,547

Income tax benefit	(486)	(124)	—

Net income	$11,765	$11,160	9,954

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

Condensed Statements of Cash Flows

	Year Ended December 31
	2007	2006	2005
	(Dollars in Thousands)
Cash flows from operating activities:
Net income	$11,765	$11,160	$9,954
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation	45	45	45
Equity in undistributed earnings of subsidiaries	(12,494)	(10,995)	(6,547)
Investment securities gains, net	(23)	(526)	—
Stock options compensation cost	24	137	—
Loss on disposal of premises and equipment	—	47	—
Accretion on investment securities	(113)	(453)	(30)
Increase in accrued interest receivable	(33)	(7)	—
(Decrease) / increase in accrued interest payable and other liabilities	(3)	66	—
Decrease / (increase) in other assets	5	(135)	—

Net cash (used in) provided by operating activities	(827)	(661)	3,422

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities	18,023	65,776	—
Purchase of investment securities	(10,941)	(64,611)	(9,852)
Investment in subsidiary	(5,000)	(10,002)	—
Additions to premises and equipment	(1,700)	(434)	(1,481)
Proceeds from sale of premises and equipment	—	1,950	—

Net cash provided by (used in) investing activities	382	(7,321)	(11,333)

Cash flows from financing activities:
Proceeds from subordinated debentures	—	10,000	10,000
Proceeds from issuance of common stock	—	5,000	—
Purchase of treasury stock	(317)	(62)	—
Payment of cash dividends	(2,824)	(2,767)	(2,733)
Proceeds from stock options exercised, net of stock redeemed	1	176	3

Net cash (used in) provided by financing activities	(3,140)	12,347	7,270

Net (decrease) increase in cash and cash equivalents	(3,585)	4,365	(641)
Cash and cash equivalents at beginning of year	5,104	739	1,380

Cash and cash equivalents at end of year	$1,519	$5,104	$739

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006, and 2005

(18)	Quarterly Financial Data (Unaudited)

The supplemental quarterly financial data for the years ended December 31, 2007 and 2006 is summarized as follows:

	Quarters ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(Dollars in Thousands)
Interest income	$18,488	19,643	20,381	20,669
Interest expense	9,434	10,157	10,645	10,696
Net interest income	9,054	9,486	9,736	9,973
Provision for loan losses	576	1,030	1,001	1,216
Noninterest income	3,592	3,773	4,746	4,057
Noninterest expense	7,771	7,583	8,308	8,846
Net income	2,760	2,971	3,356	2,678
Net income per share—basic	0.51	0.55	0.62	0.49
Net income per share—diluted	0.50	0.54	0.61	0.49

	Quarters ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(Dollars in Thousands)
Interest income	$14,427	15,770	17,115	18,314
Interest expense	6,450	7,330	8,403	9,240
Net interest income	7,977	8,440	8,712	9,074
Provision for loan losses	504	456	667	851
Noninterest income	3,258	3,895	3,458	3,429
Noninterest expense	7,169	7,320	7,234	7,209
Net income	2,460	2,927	2,925	2,848
Net income per share—basic	0.47	0.55	0.55	0.52
Net income per share—diluted	0.46	0.55	0.55	0.52

APPENDIX D

PART I

FINANCIAL INFORMATION

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in thousands, except share data)

	September 30, 2008	December 31, 2007
	(Unaudited)
Assets

Cash and due from banks	$28,712	$24,558
Federal funds sold	43,210	—
Interest-bearing deposits in other banks	500	500

Cash and cash equivalents	72,422	25,058

Investment securities
Available-for-sale	240,916	245,429
Held-to-maturity, at cost (fair values of $698 and $1,467, respectively)	689	1,435

Loans held for sale	15,187	11,303

Loans	985,239	871,440
Less allowance for loan losses	(13,516)	(11,800)

Loans, net	971,723	859,640

Premises and equipment, net	34,263	32,612
Accrued interest receivable	6,436	7,416
Bank-owned life insurance	17,209	16,660
Restricted equity securities	6,595	5,060
Other assets	12,690	8,367

	$1,378,130	$1,212,980

Liabilities and Stockholders’ Equity

Deposits
Noninterest-bearing	$109,742	$101,272
Interest-bearing:
NOW accounts	151,886	132,186
Savings	280,699	289,731
Money management accounts	70,237	73,609
Time deposits over $100,000	366,536	243,501
Other time deposits	146,685	111,867

	1,125,785	952,166

Federal funds purchased and securities sold under repurchase agreements	48,607	81,166
Advances from Federal Home Loan Bank	84,000	59,000
Other borrowed funds	400	500
Accrued interest payable and other liabilities	8,777	10,390
Subordinated debentures	20,000	20,000

Total liabilities	1,287,569	1,123,222

Stockholders’ equity:
Common stock, $3.00 par value; 10,000,000 shares authorized; 5,987,451 and 5,976,811 shares issued in 2008 and 2007, respectively; 5,987,169 and 5,967,536 shares outstanding in 2008 and 2007, respectively	17,962	16,301
Additional paid-in capital	55,130	39,518
Retained earnings	21,573	34,228
Treasury stock, at cost; 282 and 9,275 shares in 2008 and 2007, respectively	(7)	(317)
Accumulated other comprehensive (loss) income, net	(4,097)	28

Total stockholders’ equity	90,561	89,758

	$1,378,130	$1,212,980

See accompanying notes to consolidated financial statements.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

(Dollars in thousands, except share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Interest income:
Loans, including fees	$15,003	$17,139	$46,483	$49,042
Investment securities	3,345	3,016	9,944	8,548
Federal funds sold	188	220	375	902
Interest-bearing deposits in other banks	7	6	18	20

Total interest income	18,543	20,381	56,820	58,512

Interest expense:
Deposits	7,497	8,688	22,539	24,346
Federal funds purchased and securities sold under repurchase agreements	295	830	1,160	2,499
Other borrowings	1,009	1,127	3,072	3,391

Total interest expense	8,801	10,645	26,771	30,236

Net interest income	9,742	9,736	30,049	28,276

Provision for loan losses	2,073	1,001	4,996	2,607

Net interest income after provision for loan losses	7,669	8,735	25,053	25,669

Noninterest income:
Service charges and fees on deposits	1,955	1,675	5,446	4,654
Gain on sales of loans	1,529	1,350	4,365	3,954
(Loss) gain on sale of fixed assets	(1)	1,095	7	1,032
Investment securities gains (losses), net	21	(278)	88	(245)
Retail investment income	277	296	841	894
Trust service fees	288	271	873	830
Increase in cash surrender value of bank-owned life insurance	190	169	548	495
Miscellaneous income	178	168	652	497

Total noninterest income	4,437	4,746	12,820	12,111

Noninterest expense:
Salaries and other personnel expense	5,202	4,905	15,755	14,329
Occupancy expenses	1,122	845	3,153	2,348
Other operating expenses	3,041	2,558	8,642	6,985

Total noninterest expense	9,365	8,308	27,550	23,662

Income before income taxes	2,741	5,173	10,323	14,118

Income tax expense	866	1,817	3,405	5,031

Net income	$1,875	$3,356	$6,918	$9,087

Basic net income per share	$0.31	$0.56	$1.16	$1.52

Diluted net income per share	$0.31	$0.56	$1.15	$1.50

Weighted average common shares outstanding	5,976,883	5,971,086	5,967,310	5,974,473

Weighted average number of common and common equivalent shares outstanding	6,018,584	6,042,428	6,010,367	6,048,633

See accompanying notes to consolidated financial statements.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
Cash flows from operating activities:
Net income	$6,918	$9,087
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,685	1,114
Deferred income tax benefit	(1,003)	—
Provision for loan losses	4,996	2,607
Net investment securities (gains) losses	(88)	245
Net accretion of discount on investment securities	(133)	(113)
Increase in CSV of bank owned life insurance	(548)	(495)
Stock options compensation cost	155	405
Gain on disposal of premises and equipment	(7)	(1,032)
Loss (gain) on the sale of other real estate	4	(3)
Gain on sales of loans	(4,365)	(3,954)
Real estate loans originated for sale	(197,388)	(198,634)
Proceeds from sales of real estate loans	197,869	207,883
Decrease (increase) in accrued interest receivable	980	(1,442)
Increase in other assets	(326)	(305)
Decrease in accrued interest payable and other liabilities	(1,613)	(1,271)

Net cash provided by operating activities	7,136	14,092

Cash flows from investing activities:
Proceeds from sales of available for sale securities	27,285	8,310
Proceeds from maturities of available for sale securities	59,853	35,248
Proceeds from maturities of held to maturity securities	765	1,045
Purchase of available for sale securities	(89,165)	(76,342)
Purchase of restricted equity securities	(1,535)	(619)
Proceeds from redemption of FHLB stock	—	495
Net increase in loans	(117,943)	(105,672)
Additions to premises and equipment	(4,841)	(7,813)
Proceeds from sale of other real estate	482	293
Proceeds from sale of premises and equipment	1,512	2,994

Net cash used in investing activities	(123,587)	(142,061)

Cash flows from financing activities:
Net increase in deposits	173,618	149,465
Net decrease in federal funds purchased and securities sold under repurchase agreements	(32,558)	(8,065)
Advances from Federal Home Loan Bank	25,000	10,000
Payments of Federal Home Loan Bank advances	—	(11,000)
Principal payments on other borrowed funds	(100)	(100)
Purchase of treasury stock	(445)	(290)
Payment of cash dividends	(2,186)	(2,118)
Proceeds from stock options exercised	466	—
Proceeds from Directors’ stock purchase plan	25	—
Cash paid for fractional shares	(5)	—

Net cash provided by financing activities	163,815	137,892

Net increase in cash and cash equivalents	$47,364	$9,923

Cash and cash equivalents at beginning of period	25,058	40,911

Cash and cash equivalents at end of period	$72,422	$50,834

Supplemental disclosures of cash paid during the period for:
Interest	$27,661	$30,153

Income taxes	$5,190	$6,444

Supplemental information on noncash investing activities:
Loans transferred to other real estate	$863	$341

See accompanying notes to consolidated financial statements.

SOUTHEASTERN BANK FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2008

Note 1 — Basis of Presentation

The accompanying consolidated financial statements include the accounts of Southeastern Bank Financial Corporation (the “Company”), and its wholly-owned subsidiaries, Georgia Bank & Trust Company of Augusta (the “Bank”) and Southern Bank & Trust (the “Thrift”). Significant intercompany transactions and accounts are eliminated in consolidation. Dollar amounts are rounded to thousands except share and per share data.

The financial statements for the three and nine months ended September 30, 2008 and 2007 are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2007.

In the opinion of management, all adjustments necessary to present fairly the financial position and the results of operations and cash flows for the interim periods have been made. All such adjustments are of a normal recurring nature. The results of operations for the three and nine months ended September 30, 2008 are not necessarily indicative of the results of operations which the Company may achieve for the entire year.

Some items in the prior period financial statements were reclassified to conform to the current presentation.

Note 2 — Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” at the beginning of our 2008 fiscal year. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurement. According to SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. This statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Significant other observable inputs other than level 1 prices, such as quoted market prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company used the following methods and significant assumptions to estimate the fair value of items:

Securities: The fair values of trading securities, held-to-maturity securities and substantially all securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

At September 30, 2008, the fair values of four available-for-sale securities totaling $4,412 were measured using discounted cash flows (Level 3 inputs). Prior to this date, the fair values for these securities were measured using the Level 2 inputs described above. These securities, all of which are subordinated debentures issued by financial institutions, were measured using Level 3 inputs because the market for them has become illiquid, as indicated by few, if any, trades during the third quarter. The discount rates used in the valuation model were based on current spreads to U.S. Treasury rates of long-term corporate debt obligations with maturities and risk characteristics similar to the subordinated debentures. Based on the reduced level of liquidity in the market for long-term corporate debt obligations, we believe that adjustments to the valuation model discount rates for the illiquidity in the subordinated debentures market are not necessary.

Each of these securities is rated A2 by Moody’s, A- by Standard & Poor’s and A by Fitch. As with our other investment securities, we expect the fair value of these subordinated debentures to recover as liquidity returns to the market and we have the ability and intent to hold the subordinated debentures during the recovery period.

Impaired Loans : The fair value of impaired loans is determined by reviewing the estimated amount realizable from collateral liquidation based upon an appraisal as well as the estimated amounts realizable from borrowers and guarantors (Level 3 inputs).

Investments in tax credits: The fair values for tax credits are measured on a recurring basis and are based upon total credits and deductions remaining to be allocated and total estimated credits and deductions to be allocated (Level 3 inputs).

Assets and Liabilities Measured on a Recurring Basis

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy:

	September 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Available-for-sale securities	$240,916	$101	$236,403	$4,412

Tax credits	534	—	—	534

Held-to-maturity securities	698	—	698	—

Total	$242,148	$101	$237,101	$4,946

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the quarter ended September 30, 2008:

Fair Value Measurements Using Significant Unobservable Inputs

(Level 3)

Tax Credits, Jan. 1, 2008	$594
Total realized losses included in earnings	(60)

Tax Credits, September 30, 2008	$534

Available-for-sale securities	$4,412

Total	$4,946

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	September 30, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans	18,011	—	—	18,011

The following represents impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of collateral for collateral-dependent loans, had a carrying amount of $18,011, with a valuation allowance of $1,749.

In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company has not fully implemented SFAS 157 for nonfinancial assets and liabilities. Nonfinancial assets at September 30, 2008 consist of other real estate owned, the amount of which was not material to the financial statements.

Note 3 — Comprehensive Income

Other comprehensive income for the Company consists of changes in net unrealized gains and losses on investment securities available for sale. Net income of $1,875 coupled with a $1,879 change in other comprehensive income for the quarter resulted in total comprehensive loss of $4 for the three months ended September 30, 2008 compared to total comprehensive income of $5,557 for the three months ended September 30, 2007. Net income of $6,918 coupled with a $4,126 change in other comprehensive income for the year resulted in total comprehensive income of $2,792 for the nine months ended September 30, 2008 compared to $9,692 for the nine months ended September 30, 2007.

Note 4 — Dividends Declared

On April 23, 2008, the Company declared a 10% stock dividend which was paid on June 2, 2008 to shareholders of record as of May 22, 2008. No fractional shares were issued. Shareholders entitled to fractional shares received cash for the fractional shares at a price equal to the closing price of the stock as of the record date, adjusted for the stock dividend. 542,343 additional shares of common stock and 854 shares of treasury stock were issued in connection with the stock dividend. The Company’s earnings per share has been adjusted accordingly for all periods presented.

On July 16, 2008, the Company declared a quarterly cash dividend of $0.13 per share on outstanding shares. The dividend was paid on August 18, 2008 to shareholders of record as of August 5, 2008.

On October 8, 2008, the Company declared a quarterly cash dividend of $0.13 per share on outstanding shares. The dividend is payable on November 20, 2008 to shareholders of record as of November 5, 2008.

Note 5 — Unrealized Losses on Investment Securities

Available for Sale securities are carried at fair market value with related unrealized gains or losses included in stockholders’ equity as accumulated other comprehensive income. Unrealized losses have not been recognized into income because the decline in value is considered temporary and the issuers are either obligations of the U.S. government or are of high credit quality and the value is expected to recover as the obligations approach maturity.

Note 6 — Recently Issued Accounting Standards on the Financial Statements

In February 2007 the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value with an objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

On January 1, 2008, the Company adopted FASB Emerging Issues Task Force Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material to the Company’s consolidated financial statements.

Note 7 — Participation in the Treasury Capital Purchase Program

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 (EESA), which provides the U. S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the Act is the Treasury Capital Purchase Program (CPP), which provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. Applications must be submitted by November 14, 2008 and are subject to approval by the Treasury. The CPP provides for a minimum investment of 1% of Risk-Weighted Assets, with a maximum investment equal to the lesser of 3 percent of Total Risk-Weighted Assets or $25 billion. The perpetual preferred stock investment will have a dividend rate of 5% per year, until the fifth anniversary of the Treasury investment, and a dividend of 9%, thereafter. The CPP also requires the Treasury to receive warrants for common stock equal to 15% of the capital invested by the Treasury. The Company is evaluating its participation in the CPP. Participation in the program is not automatic and subject to approval by the Company’s principal regulator, the Federal Reserve, and the Treasury.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Dollar amounts are expressed in thousands unless otherwise noted)

Overview

Southeastern Bank Financial Corporation (the “Company”) operates two wholly-owned subsidiaries in the Augusta-Richmond County, GA-SC metropolitan area. Georgia Bank & Trust Company (the “Bank”) was organized by a group of local citizens and commenced business on August 28, 1989, with one branch location. Today, it is Augusta’s largest community banking company operating nine full service branches in Augusta, Martinez, and Evans, Georgia and one branch in Athens, Georgia. Mortgage origination offices are located in Augusta, Savannah and Athens, Georgia. SB&T Capital Corporation (the “LPO”) a wholly-owned subsidiary of the Bank, was organized on August 16, 2007 and opened an office in Greenville, South Carolina. On November 1, 2007 the Bank entered into an Operating Agreement with NMF Asset Management LLC (“NMF”) whereby the Bank became a 30% partner. NMF is an investment management firm that provides services to individuals, trusts, pensions, nonprofit organizations as well as other institutions. Southern Bank & Trust (the “Thrift”), a federally chartered thrift, operates three full service branches in North Augusta and Aiken, South Carolina. Effective first quarter 2008 the Thrift began originating mortgage loans to be sold in the secondary market. The Company’s Operations Center is located in Martinez, Georgia and services both subsidiaries.

The Company’s primary market includes Richmond and Columbia Counties in Georgia and Aiken County in South Carolina, all part of the Augusta-Richmond County, GA-SC metropolitan statistical area (MSA).

The Company’s services include the origination of residential and commercial real estate loans, construction and development loans, and commercial and consumer loans. The Company also offers a variety of deposit programs, including noninterest-bearing demand, interest checking, money management, savings, and time deposits. In the primary market area, Augusta-Richmond County, GA-SC metropolitan area, the Company had 15.62% of all deposits and was the second largest depository institution at June 30, 2008, as cited from the Federal Deposit Insurance Corporation’s website. Securities sold under repurchase agreements are also offered. Additional services include wealth management, trust, retail investment, and mortgage. As a matter of practice, most mortgage loans are sold in the secondary market; however, some mortgage loans are placed in the portfolio based on asset/liability management strategies. The Company continues to concentrate on increasing its market share through various new deposit and loan products and other financial services and by focusing on the customer relationship management philosophy. The Company is committed to building life-long relationships with its customers, employees, shareholders, and the communities it serves.

The Company’s primary source of income is from its lending activities followed by interest income from its investment activities, service charges and fees on deposits, and gain on sales of mortgage loans in the secondary market. Interest income on loans decreased for the three and nine months ended September 30, 2008 as compared with the three and nine months ended September 30, 2007 due to lower interest rates and increased nonaccruals offset in part by increased volumes. Interest income on investment securities increased due to higher interest rates and increased volumes. Service charges and fees on deposits increased as a result of increases in NSF income on both retail and business checking accounts and ATM/Debit card income. The introduction of risk based pricing, which has resulted in higher coupon rates, resulted in an increase in gain on sales of loans for the three and nine months ended September 30, 2008 as compared with the three and nine months ended September 30, 2007.

Table 1 — Selected Financial Data

	September 30, 2008	December 31, 2007	December 31, 2003
	(Dollars in thousands)
Assets	$1,378,130	$1,212,980	$630,633
Loans	1,000,426	882,743	432,679
Deposits	1,125,785	952,166	483,952

Annualized return on average total assets	0.71%	1.04%	1.31%
Annualized return on average equity	10.39%	14.03%	15.62%

The Company continues to experience steady growth as evidenced in Table 1 above. The Company has also achieved significant increases in loans and deposits and continues to provide returns on assets and equity as noted in the table above. Annualized return on average total assets and annualized return on average equity have declined recently due primarily to increased levels of non-performing assets which have resulted in higher loan loss provision. Net income for the year ended 2003 was $7.9 million compared to net income of $11.8 million at year end 2007. Net income for the nine months ended September 30, 2008 was $6.9 million. Current market conditions along with increases to the provision for loan losses had a significant affect on net income for the third quarter 2008. The Company has paid cash dividends of $0.13 per share each quarter since 2004.

The Company meets its liquidity needs by managing cash and due from banks, federal funds purchased and sold, maturity of investment securities, principal repayments from mortgage-backed securities, and draws on lines of credit. Additionally, liquidity can be managed through structuring deposit and loan maturities. The Company funds loan and investment growth with core deposits, securities sold under repurchase agreements, Federal Home Loan Bank advances and other wholesale funding including brokered certificates of deposit. During inflationary periods, interest rates generally increase and operating expenses generally rise. When interest rates rise, variable rate loans and investments produce higher earnings; however, deposit and other borrowings interest expense also rise. The Company monitors its interest rate risk as it applies to net income in a ramp up and down annually 200 basis points (2%) scenario and as it applies to economic value of equity in a shock up and down 200 (2%) basis points scenario. The Company monitors operating expenses through responsibility center budgeting.

Forward-Looking Statements

Southeastern Bank Financial Corporation may, from time to time, make written or oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission (the “Commission”) and its reports to shareholders. Statements made in such documents, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management’s belief as well as assumptions made by, and information currently available to, management pursuant to “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including unanticipated changes in the Company’s local economies, the national economy, governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values and securities portfolio values; difficulties in interest rate risk management; the effects of competition in the banking business; difficulties in expanding the Company’s business into new markets; changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions; failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans; and other factors. The Company cautions that such factors are not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, the Company.

Critical Accounting Estimates

The accounting and financial reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Of these policies, management has identified the allowance for loan losses as a critical accounting estimate that requires difficult, subjective judgment and is important to the presentation of the financial condition and results of operations of the Company.

The allowance for loan losses is established through a provision for loan losses charged to expense, which affects the Company’s earnings directly. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects management’s estimate of the level of inherent losses in the portfolio. Factors considered by management in determining the adequacy of the allowance include, but are not limited to: (1) detailed reviews of individual loans; (2) historical and current trends in loan charge-offs for the various portfolio segments evaluated; (3) the level of the allowance in relation to total loans and to historical loss levels; (4) levels and trends in non-performing and past due loans; (5) collateral values of properties securing loans; (6) management’s assessment of economic conditions. The Company’s Board of Directors reviews the recommendations of management regarding the appropriate level for the allowance for loan losses based upon these factors.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. The Company has developed policies and procedures for evaluating the overall quality of its loan portfolio and the timely identification of problem credits. Management continues to review these policies and procedures and makes further improvements as needed. The adequacy of the Company’s allowance for loan losses and the effectiveness of the Company’s internal policies and procedures are also reviewed periodically by the Company’s regulators and the Company’s internal loan review personnel. The Company’s regulators may advise the Company to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination. Such regulatory guidance is considered, and the Company may recognize additions to the allowance as a result.

The Company continues to refine the methodology on which the level of the allowance for loan losses is based, by comparing historical loss ratios utilized to actual experience and by classifying loans for analysis based on similar risk characteristics. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement; however, cash receipts on impaired and nonaccrual loans for which the accrual of interest has been discontinued are applied to principal and interest income depending upon the overall risk of principal loss to the Company.

Performance Overview

The Company’s net income for the third quarter of 2008 was $1,875, which was a decrease of $1,481 (44.12%) compared to net income of $3,356 for the third quarter of 2007. Diluted net income per share for the three months ended September 30, 2008 was $0.31 compared to $0.56 for the three months ended September 30, 2007. Net income for the first nine months of 2008 was $6,918, a decrease of $2,169 (23.86%) compared with net income of $9,087 for the first nine months of 2007. The decrease in net income for the three and nine months ended September 30, 2008 as compared with the three and nine months ended September 30, 2007, was primarily a result of increases in the provision for loan losses due to increased levels of nonperforming assets. Interest income on loans decreased due to lower interest rates and increased levels of nonaccrual loans somewhat offset by increased volumes. Interest income on investment securities increased due to increased volumes and higher interest rates. Interest expense on deposits, securities sold under repurchase agreements and other borrowings decreased as a result of lower interest rates.

Factors contributing to the increase in noninterest income for the nine months ended September 30, 2008, were increases in service charges and fees on deposits, gain on sales of loans, and net investment securities gains somewhat offset by a decrease in gain on sale of fixed assets. Service charges and fees on deposits increased primarily due to increases in NSF income and ATM/Debit card income. The increased gain on sales of loans was due to the introduction of risk based pricing. Gain on sale of fixed assets decreased from 2007 due to a $1,097 gain on the sale of property recorded in August 2007. Noninterest expense increased during the three and nine months ended September 30, 2008 compared to the same periods ended September 30, 2007, primarily due to increases in salaries and occupancy expense related to Company growth and other operating expenses. Significant changes in other operating expenses during the three and nine month periods include increases in processing, marketing, IT maintenance expense, communications, professional fees, and insurance and tax expense.

Table 2 — Selected Balance Sheet Data

	September 30, 2008	December 31, 2007	Variance
			Amount	%
	(Dollars in thousands)
Cash and due from banks	$28,712	$24,558	$4,154	16.9%
Federal funds sold	43,210	—	43,210	N/A

Investment securities	241,605	246,864	(5,259)	(2.1)%
Loans	1,000,426	882,743	117,683	13.3%
Assets	1,378,130	1,212,980	165,150	13.6%
Deposits	1,125,785	952,166	173,619	18.2%

Securities sold under repurchase agreements	48,607	81,166	(32,559)	(40.1)%
Advances from Federal Home Loan Bank	84,000	59,000	25,000	42.4%
Liabilities	1,287,569	1,123,222	164,347	14.6%
Stockholders’ equity	90,561	89,758	803	0.9%

Table 2 highlights significant changes in the balance sheet at September 30, 2008 as compared to December 31, 2007. Assets increased $165,150, primarily the result of higher balances for fed funds sold and loans. The $117,683 increase in loans included the purchase of a $29,000 loan portfolio. The increase in assets was funded by an increase in deposits of $173,619 along with increases in Federal Home Loan Bank advances, somewhat offset by decreases in securities sold under repurchase agreements. Net income of $6,918 less dividends paid of $2,185 also contributed to the funding. The bank enhanced its liquidity position by increasing cash and cash equivalents $47,000 in light of current economic conditions and volatility in the banking industry.

The annualized return on average assets for the Company was 0.71% for the nine months ended September 30, 2008, compared to 1.10% for the same period last year. While total assets have increased $190,210 since third quarter 2007, net income has decreased $2,169 resulting in a decrease in ROA.

The annualized return on average stockholders’ equity was 10.39% for the nine months ended September 30, 2008, compared to 14.77% for the same period last year. The decrease is primarily attributable to the decrease in net income and increases in accumulated other comprehensive income.

Net Interest Income

The primary source of earnings for the Company is net interest income, which is the difference between income on interest-earning assets, such as loans and investment securities, and interest expense incurred on interest-bearing sources of funds, such as deposits and borrowings. The following table shows the average balances of interest-earning assets and interest-bearing liabilities, annualized average yields earned and rates paid on those respective balances, and the actual interest income and interest expense for the periods indicated. Average balances are calculated based on daily balances, yields on non-taxable investments are not reported on a tax equivalent basis and average balances for loans include nonaccrual loans even though interest was not earned.

Table 3 — Average Balances, Income and Expenses, Yields and Rates

	Three Months Ended Sept. 30, 2008			Three Months Ended Sept. 30, 2007
	Average Amount	Annualized Average Yield or Rate	Amount Paid or Earned	Average Amount	Annualized Average Yield or Rate	Amount Paid or Earned
	(Dollars in thousands)
Interest-earning assets:
Loans	$968,298	6.09%	$15,003	$826,787	8.14%	$17,139
Investment securities	248,398	5.39%	3,345	230,660	5.23%	3,016
Federal funds sold	39,133	1.91%	188	16,237	5.38%	220
Interest-bearing deposits in other banks	500	5.40%	7	500	5.40%	6

Total interest-earning assets	$1,256,329	5.82%	$18,543	$1,074,184	7.47%	$20,381

Interest-bearing liabilities:
Deposits	$962,011	3.09%	$7,497	$803,509	4.29%	$8,688
Federal funds purchased / securities sold under repurchase agreements	59,266	1.97%	295	63,581	5.18%	830
Other borrowings	104,171	3.84%	1,009	78,618	5.69%	1,127

Total interest-bearing liabilities	$1,125,448	3.10%	$8,801	$945,708	4.47%	$10,645

Net interest margin/income:		3.04%	$9,742		3.54%	$9,736

Table 4 — Average Balances, Income and Expenses, Yields and Rates

	Nine Months Ended Sept. 30, 2008			Nine Months Ended Sept. 30, 2007
	Average Amount	Annualized Average Yield or Rate	Amount Paid or Earned	Average Amount	Annualized Average Yield or Rate	Amount Paid or Earned
	(Dollars in thousands)
Interest-earning assets:
Loans	$937,175	6.54%	$46,483	$793,660	8.18%	$49,042
Investment securities	249,490	5.31%	9,944	221,027	5.16%	8,548
Federal funds sold	24,632	2.03%	375	22,802	5.29%	902
Interest-bearing deposits in other banks	500	5.00%	18	508	5.31%	20

Total interest-earning assets	$1,211,797	6.20%	$56,820	$1,037,997	7.47%	$58,512

Interest-bearing liabilities:
Deposits	$918,478	3.27%	$22,539	$764,128	4.26%	$24,346
Federal funds purchased / securities sold under repurchase agreements	62,043	2.49%	1,160	63,889	5.23%	2,499
Other borrowings	96,969	4.22%	3,072	79,223	5.72%	3,391

Total interest-bearing liabilities	$1,077,490	3.31%	$26,771	$907,240	4.46%	$30,236

Net interest margin/income:		3.25%	$30,049		3.57%	$28,276

Net interest income increased $6 (0.06%) during the three month period and $1,773 (6.27%) during the nine month period as compared to the same period in 2007. Loan interest income decreased $2,136 and $2,559 in the three and nine month periods as a result of decreasing interest rates and increased nonaccruals offset in part by the continued growth of account balances. Deposit interest expense decreased $1,191 and $1,807 in the three and nine month periods as a result of decreasing interest rates offset in part by the continued growth of account balances. The annual average balance for loans was $937,175 at September 30, 2008 with an annualized average yield of 6.54% compared to $793,660 at September 30, 2007 with an annualized average yield of 8.18%. Interest-bearing deposits had an annual average balance of $918,478 with an annualized average rate of 3.27% at September 30, 2008 compared to $764,128 and 4.26% at September 30, 2007. Other contributing factors during both the three and nine month periods included increases in interest income on investment securities and decreases in interest expense on securities sold under repurchase agreements.

The Company’s net interest margin for the three and nine months ended September 30, 2008 was 3.04% and 3.25%, respectively, as compared to 3.54% and 3.57% for the three and nine months ended September 30, 2007, respectively. This decrease in the net interest margin for the three and nine month periods was impacted by increased levels of nonaccrual loans which resulted in the reversal of $365 in interest income. The Company presently expects this trend of increasing nonaccrual loans and the resultant impact on net interest income to continue until property values in the Company’s primary market stabilize. The rate for earning assets decreased 165 basis points and 127 basis points for the three and nine month periods, with lower average yields on loans and federal funds sold accounting for most of the decrease. The cost to fund earning assets decreased 137 basis points and 115 basis points for the three and nine month periods, respectively, primarily due to lower rates on deposits and securities sold under repurchase agreements.

Noninterest Income

Table 5 — Noninterest Income

	Three Months Ended September 30,		Variance		Nine Months Ended September 30,		Variance
	2008	2007	Amount	%	2008	2007	Amount	%
	(Dollars in thousands)				(Dollars in thousands)
Service charges and fees on deposits	$1,955	$1,675	$280	16.7%	$5,446	$4,654	$792	17.0%
Gain on sales of loans	1,529	1,350	179	13.3%	4,365	3,954	411	10.4%
Gain on sale of fixed assets	(1)	1,095	(1,096)	(100.1)%	7	1,032	(1,025)	(99.3)%
Investment securities gains (losses), net	21	(278)	299	(107.6)%	88	(245)	333	(135.9)%
Retail investment income	277	296	(19)	(6.4)%	841	894	(53)	(5.9)%
Trust services fees	288	271	17	6.3%	873	830	43	5.2%
Increase in cash surrender value of bank-owned life insurance	190	169	21	12.4%	548	495	53	10.7%
Miscellaneous income	178	168	10	6.0%	652	497	155	31.2%

Total noninterest income	$4,437	$4,746	$(309)	(6.5)%	$12,820	$12,111	$709	5.9%

Noninterest income decreased $309 (6.51%) during the three month period and increased $709 (5.85%) during the nine month period. The most significant changes for the three and nine month periods were a decrease in gain on sale of fixed assets offset by increases in service charges and fees on deposits, gain on sales of loans, and net investment securities gains. Gain on sale of fixed assets is down in 2008 as compared to 2007 due to a $1,097 gain on the sale of the Operations Campus located in Augusta, Georgia in August 2007. Service charges and fees on deposits increased primarily due to increases in NSF income on retail and business checking accounts and ATM/Debit card income. The increased gain on sales of loans was due to the introduction of risk based pricing which has resulted in higher coupon rates. Net investment securities gains were up in 2008 as compared to 2007 due to a $278 investment security loss recognized in third quarter 2007.

Noninterest Expense

Table 6 — Noninterest Expense

	Three Months Ended September 30,		Variance		Nine Months Ended September 30,		Variance
	2008	2007	Amount	%	2008	2007	Amount	%
	(Dollars in thousands)				(Dollars in thousands)
Salaries and other personnel expense	$5,202	$4,905	$297	6.1%	$15,755	$14,329	$1,426	10.0%
Occupancy expenses	1,122	845	277	32.8%	3,153	2,348	805	34.3%
Other operating expenses	3,041	2,558	483	18.9%	8,642	6,985	1,657	23.7%

Total noninterest expense	$9,365	$8,308	$1,057	12.7%	$27,550	$23,662	$3,888	16.4%

Noninterest expense increased $1,057 (12.72%) during the three-month period and $3,888 (16.43%) during the nine-month period.

Salaries and other personnel expenses:

Salaries and other personnel expense increased $297 (6.1%) during the three month period and $1,426 (10.0%) during the nine month period as compared to the same period in 2007. This increase was primarily due to the opening of new branches in North Augusta and Aiken, South Carolina, and in Evans, Georgia as well as the addition of a loan production office in Greenville, South Carolina. The Company’s continued growth has resulted in the addition of new personnel, resulting in increased salaries, somewhat offset by increases in the deferral of loan production expense in compliance with SFAS No. 91.

Occupancy expenses:

Increases in occupancy expenses during the three and nine month periods were primarily due to increased depreciation expense as a result of the opening of new branches and the new Operations Center. Additionally, rent and lease expense increased due to the opening of the North Augusta branch as well as the loan production office in Greenville, South Carolina.

Other operating expenses:

Other operating expenses increased $483 (18.9%) during the three month period and $1,657 (23.7%) during the nine month period. Increases in processing expenses were attributable to increases in ATM processing and retail checking account expense due to higher levels of transaction accounts, and payroll processing fees related to Company growth. Marketing expenses increased as a result of agency fees and additional expenses for TV and other print media advertising due to a new branding campaign. Increases in IT maintenance expense during the three and nine month periods were primarily due to additional costs in software maintenance for SB&T and GB&T as a result of Company growth. Communications expense increased as a result of additional telephone expense due to the opening of new branches. Professional fees increased from 2007 as a result of outsourcing the Sarbanes Oxley testing. Increases in insurance and tax expenses were attributable to the FDIC credit of $96 that was used in 2007.

Income Taxes

Income tax expense in the third quarter of 2008 totaled $866, a decrease of $951 (52.34%) over the third quarter of 2007. The effective tax rate for the three months ended September 30, 2008 and 2007 was 31.6% and 35.1%, respectively. Income tax expense for the nine months ended September 30, 2008 totaled $3,405 for an effective tax rate of 33.0% compared to 35.6% for the nine months ended September 30, 2007. A decrease in pretax income coupled with a higher proportion of nontaxable interest income resulted in a decrease in income tax expense and the effective income tax rate for both the three and nine month periods.

Asset Quality

Table 7 which follows shows the current and prior period amounts of non-performing assets. Non-performing assets were $38,282 at September 30, 2008, compared to $5,495 at December 31, 2007 and $2,579 at September 30, 2007. Significant changes from December 2007 to September 2008 include a $377 increase in other real estate owned, a $265 increase in non-accrual loans with balances less than $100, and a $32,127 increase for customers with balances greater than $100 due to $33,136 from new nonaccrual loans, somewhat offset by a $536 foreclosure as well as payments on existing nonaccrual loan balances. The ratio of non-performing assets to total loans and other real estate was 3.82% at September 30, 2008, compared to 0.62% at December 31, 2007 and 0.30% at September 30, 2007. The control and monitoring of non-performing assets continues to be a priority of management.

The increase in non-performing assets is comprised mainly of several loan relationships in the ADC, commercial real estate and 1-4 family residential mortgage categories, including certain participations purchased. The primary reasons for the increases in non-performing assets are national economic conditions and local real estate market conditions in several of the markets in which the Bank operates. These factors have combined to slow the rates of absorption for developers’ residential lots and builders’ completed homes.

There were no loans past due 90 days or more and still accruing at September 30, 2008, December 31, 2007 and September 30, 2007.

Table 7 — Non-Performing Assets

(Dollars in thousands)

	September 30, 2008	December 31, 2007	September 30, 2007
Nonaccrual loans	$37,905	$5,495	$2,529
Other real estate owned	377	—	50

Total non-performing assets	$38,282	$5,495	$2,579

Loans past due 90 days or more and still accruing interest	$—	$—	$—

Non-performing assets to total assets	2.78%	0.45%	0.22%

Non-performing assets to total loans and ORE	3.82%	0.62%	0.30%

Allowance for loan loss to total non-performing assets	35.33%	214.74%	457.74%

Allowance for Loan Losses

The allowance for loan losses represents an allocation for the estimated amount of losses inherent in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with particular emphasis on impaired, non-accruing, past due, and other loans that management believes require special attention. The determination of the allowance for loan losses is considered a critical accounting estimate of the Company. See “Critical Accounting Estimates.”

When reviewing the allowance for loan losses, it is important to understand to whom the Company lends. The following table sets forth the composition of the Company’s loan portfolio as of September 30, 2008 and December 31, 2007.

Table 8 — Loan Portfolio Composition

	September 30, 2008		December 31, 2007
	Amount	%	Amount	%
	(Dollars in thousands)
Commercial financial and agricultural	$107,122	10.71%	$93,318	10.57%

Real estate
Commercial	273,564	27.34%	236,358	26.78%
Residential	208,587	20.85%	190,613	21.59%
Residential held for sale	15,187	1.52%	11,303	1.28%
Construction and development	365,944	36.58%	318,438	36.07%

Total real estate	863,282	86.29%	756,712	85.72%

Lease financing	34	0.00%	37	0.00%
Consumer
Direct	24,644	2.46%	25,569	2.90%
Indirect	3,515	0.35%	4,237	0.48%
Revolving	2,403	0.24%	3,819	0.43%

Total consumer	30,562	3.05%	33,625	3.81%

Deferred loan origination fees	(574)	-0.06%	(949)	-0.11%

Total	1,000,426	100.00%	$882,743	100.00%

At September 30, 2008, the loan portfolio is comprised of 86.29% real estate loans. Commercial, financial and agricultural loans comprise 10.71%, and consumer loans comprise 3.05% of the portfolio.

While the Company has 86.29% of its loan portfolio composed of real estate loans, this percentage is not significantly higher than in previous years. Commercial real estate comprises 27.34% of the loan portfolio and is primarily owner occupied properties where the operations of the commercial entity provide the necessary cash flow to service the debt. For this portion of real estate loan portfolio, repayment is not dependent upon the sale of the real estate held as collateral. Construction and development (36.58%) has been an increasingly important portion of the real estate loan portfolio. The Company carefully monitors the loans in this category since the repayment of these loans is generally dependent upon the sale of the real estate in the normal course of business and can be impacted by national and local economic conditions. New construction and absorption of existing real estate inventory in the Company’s primary market area of the Augusta-Richmond County, GA-SC MSA have slowed and prices have declined but less so than the national rate. The residential category, 20.85% of the portfolio, represents those loans that the Company chooses to maintain in its portfolio rather than selling into the secondary market for marketing and competitive reasons and commercial loans secured by residential real estate. The residential held for sale category, 1.52% of the portfolio, comprises loans that are in the process of being sold into the secondary market. In these loans, the credit has been approved by the investor and the interest rate locked so that the Company minimizes credit and interest rate risk with respect to these loans.

The Company has no large loan concentrations to individual borrowers. Unsecured loans at September 30, 2008 were $44.4 million. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may advise additions to the allowance based on their judgments about information available to them at the time of their examination. Such regulatory guidance is considered, and the Company may recognize additions to the allowance as a result.

Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based upon management’s analysis of risk in the loan portfolio. Loans determined to be uncollectible are charged to the allowance for loan losses and subsequent recoveries are added to the allowance. A provision for losses in the amount of $2,073 was charged to expense for the quarter ended September 30, 2008 compared to $1,001 for the quarter ended September 30, 2007, and $4,996 for the nine months ended September 30, 2008 compared to $2,607 for the nine months ended September 30, 2007. The increase in provision for loan losses for both three and nine month periods is primarily due to the provision related to overall loan growth coupled with an increase in impaired loans and increased levels of classified/watch loans rated debt as well as management’s assessment of current economic environment. The increase in the allowance for loan losses as of September 30, 2008 as compared to September 30, 2007 is primarily due to increases in outstanding loan balances, increases in the allowance applicable to specific loans, and increases to the allowance due to higher levels of classified and watch-rated debt as well as management’s assessment of current economic environment. Also impacting the allowance were charge-offs of $3,808 of which $3,021 occurred in the current quarter. $1,775 or 59% of the charge-offs were related to three collateral dependent ADC (acquisition development and construction) loan participations which are considered impaired. A significant portion of the charge off experience has been in this segment of the portfolio which totaled approximately $40,000 at September 30, 2008. The charge-off of these loans during the quarter contributed to the decrease in the ratio of allowance for loan losses to total loans as noted in the table below. Also during the third quarter the Company purchased approximately $30,000 in loans which were recorded at fair value upon acquisition and did not require an addition to the allowance for loan losses.

Table 9 — Allowance for Loan Losses

(Dollars in thousands)

	2008	2007
Beginning balance, January 1	$11,800	$9,777
Provision charged to expense	4,996	2,607
Recoveries	528	596
Loans charged off	(3,808)	(1,175)

Ending balance, September 30	$13,516	$11,805

Allowance for loan loss to total loans	1.35%	1.39%

At September 30, 2008 the ratio of allowance for loan losses to total loans was 1.35% compared to 1.34% at December 31, 2007 and 1.39% at September 30, 2007. Management considers the current allowance for loan losses appropriate based upon its analysis of risk in the portfolio, although there can be no assurance that the assumptions underlying such analysis will continue to be correct.

Liquidity and Capital Resources

The Company has maintained adequate liquidity to meet operating and loan funding requirements despite current market conditions. The loan to deposit ratio at September 30, 2008 was 88.86% compared to 92.71% at December 31, 2007 and 89.30% at September 30, 2007. The decrease in the loan to deposit ratio from December 31, 2007 to September 30, 2008 reflects deposit growth at a higher rate than loan growth during the first nine months of 2008. The increase in the loan to deposit ratio from September 30, 2007 to December 31, 2007 reflects loan growth at a higher rate than deposit growth during that time period. Deposits at September 30, 2008 and December 31, 2007 include $163,614 and $78,482 of brokered certificates of deposit, respectively. The Bank and the Thrift have also utilized borrowings from the Federal Home Loan Bank. They each maintain a line of credit with the Federal Home Loan Bank approximating 10% of their total assets. Federal Home Loan Bank advances are collateralized by eligible first mortgage loans, commercial real estate loans and investment securities. These borrowings totaled $84,000 at September 30, 2008. GB&T maintains repurchase lines of credit with SunTrust Robinson Humphrey, Atlanta, Georgia, for advances up to $20,000 of which no amounts were outstanding at September 30, 2008. GB&T has a federal funds purchased accommodation with Silverton Bank, Atlanta, Georgia, for advances up to $16,700 and with SunTrust Bank, Atlanta, Georgia for advances up to $10,000, while SB&T has a federal funds purchased accommodation with Silverton Bank, Atlanta, Georgia, for advances up to $4,600. Additionally, liquidity needs can be satisfied by the structuring of the maturities of investment securities and the pricing and maturities on loans and deposits offered to customers. The Company also uses retail securities sold under repurchase agreements to fund growth. Retail securities sold under repurchase agreements were $48,607 at September 30, 2008.

Stockholders’ equity to total assets was 6.51% at September 30, 2008 compared to 7.40% at December 31, 2007 and 7.29% at September 30, 2007. The capital of the Company exceeded all required regulatory guidelines at September 30, 2008. The Company’s Tier 1 risk-based, total risk-based and leverage capital ratios were 10.42%, 11.66%, and 8.54%, respectively, at September 30, 2008. The following table reflects the current regulatory capital levels in more detail, including comparisons to the regulatory minimums.

Table 10 — Regulatory Capital Requirements

September 30, 2008

(Dollars in Thousands)

	Actual		Required for capital adequacy purposes		Excess
	Amount	Percent	Amount	Percent	Amount	Percent
Southeastern Bank Financial Corporation

Risk-based capital:
Tier 1 capital	$114,369	10.42%	43,890	4.00%	70,479	6.42%
Total capital	127,886	11.66%	87,780	8.00%	40,106	3.66%
Tier 1 leverage ratio	114,369	8.54%	53,561	4.00%	60,808	4.54%

Georgia Bank & Trust Company

Risk-based capital:
Tier 1 capital	$95,286	9.66%	39,449	4.00%	55,837	5.66%
Total capital	107,280	10.88%	78,897	8.00%	28,383	2.88%
Tier 1 leverage ratio	95,286	7.83%	54,785	4.50%	40,501	3.33%

Southern Bank & Trust

Risk-based capital:
Tier 1 capital	$13,943	12.33%	4,522	4.00%	9,421	8.33%
Total capital	15,358	13.58%	9,045	8.00%	6,313	5.58%
Tier 1 leverage ratio	13,943	11.69%	4,772	4.00%	9,171	7.69%

Georgia Bank & Trust Company is regulated by the Department of Banking and Finance of the State of Georgia (DBF). The DBF requires that state banks in Georgia generally maintain a minimum ratio of Tier 1 capital to total assets of four and one-half percent (4.50%).

Management is not aware of any events or uncertainties that are reasonably likely to have a material effect on the Company’s liquidity, capital resources or operations.

Commitments and Contractual Obligations

The Company is a party to lines of credit with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Lines of credit are unfunded commitments to extend credit. These instruments involve, in varying degrees, exposure to credit and interest rate risk in excess of the amounts recognized in the financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company evaluates construction and acquisition and development loans for the percentage completed before extending additional credit. The Company follows the same credit policies in making commitments and contractual obligations as it does for on-balance sheet instruments.

Unfunded commitments to extend credit where contract amounts represent potential credit risk totaled $198,252 at September 30, 2008. These commitments are primarily at variable interest rates.

The Company’s commitments are funded through internal funding sources of scheduled repayments of loans and sales and maturities of investment securities available for sale or external funding sources through acceptance of deposits from customers or borrowings from other financial institutions.

The following table is a summary of the Company’s commitments to extend credit, commitments under contractual leases as well as the Company’s contractual obligations, consisting of deposits, FHLB advances, which are subject to early termination options, and borrowed funds by contractual maturity date.

Table 11 — Commitments and Contractual Obligations

($ in thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Lines of credit	$198,252	—	—	—
Lease agreements	339	605	233	105
Deposits	1,017,994	101,563	6,228	—
Securities sold under repurchase agreements	48,607	—	—	—
FHLB advances	32,000	32,000	—	20,000
Other borrowings	400	—	—	—

Total commitments and contractual obligations	$1,297,592	$134,168	$6,461	$20,105

Although management regularly monitors the balance of outstanding commitments to fund loans to ensure funding availability should the need arise, management believes that the risk of all customers fully drawing on all these lines of credit at the same time is remote.

Effects of Inflation and Changing Prices

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction and to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation can increase a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders’ equity. Mortgage originations and refinances tend to slow as interest rates increase, and can reduce the Company’s earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

As of September 30, 2008, there were no substantial changes in the interest rate sensitivity analysis or the sensitivity of market value of portfolio equity for various changes in interest rates calculated as of December 31, 2007. The foregoing disclosures related to the market risk of the Company should be read in conjunction with the Company’s audited consolidated financial statements, related notes and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2007 included in the Company’s 2007 Annual Report on Form 10-K.

Item 4. Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer (principal executive officer) and its Group Vice President and Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, such officers concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) that is required to be included in the Company’s periodic filings with the Securities and Exchange Commission. There have been no changes in the Company’s internal controls or, to the Company’s knowledge, in other factors during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SOUTHEASTERN BANK FINANCIAL CORPORATION

PROXY

SOLICITED BY THE BOARD OF DIRECTORS

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 17, 2008

The undersigned shareholder of Southeastern Bank Financial Corporation (the “Company”) hereby appoints J. Pierce Blanchard, Jr. and Tom C. McLaughlin as proxies with full power of substitution, acting unanimously or by either of them if only one be present and acting, to vote all shares of common stock of the Company that the undersigned would be entitled to vote if personally present at the Special Meeting of Shareholders (the “Meeting”) to be held at the Cotton Exchange Office of the Company at 32 Eighth Street, Augusta,. Georgia on December 17, 2008 at 4:00 p.m. and at any adjournments thereof, upon the proposals described in the accompanying Notice of the Special Meeting and the Proxy Statement relating to the Meeting (the “Proxy Statement”), receipt of which is hereby acknowledged.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1 AND FOR PROPOSAL 2.

PROPOSAL 1:	To approve a proposed amendment to the Company’s Articles of Incorporation authorizing a class of 10,000,000 shares of preferred stock, no par value, as set forth in Appendix A to the Proxy Statement.

☐	FOR the proposed amendment to the Articles of Incorporation	☐	AGAINST the proposed amendment to the Articles of Incorporation	☐	ABSTAIN

PROPOSAL 2:	To authorize management of the Company to adjourn the Meeting to another time and date in order to allow the Board of Directors to solicit additional proxies or attendance at the Meeting

☐	FOR the proposal to authorize management to adjourn the Meeting	☐	AGAINST the proposal to authorize management to adjourn the Meeting	☐	ABSTAIN

This proxy, when properly executed, will be voted as directed, but if no direction to the contrary is indicated, it will be voted FOR the proposed amendment to the Company’s Articles of Incorporation and FOR the proposal to authorize management to adjourn the Meeting. Discretionary authority is hereby conferred as to all other matters as to which management does not have reasonable notice prior to the Meeting and that properly come before the meeting.

Dated: , 2008
(Be sure to date your Proxy)

Name(s) of Shareholder(s)

Signature(s) of Shareholder(s)

If stock is held in the name of more than one person, all holders should sign. Signatures must correspond exactly with the name or names appearing on the stock certificate(s). When signing as attorney, executor, administrator, trustee, guardian, or custodian, please indicate the capacity in which you are acting. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership, please sign in name by authorized person.

Please mark, date, and sign this Proxy, and return it in the enclosed return-addressed envelope. No postage is necessary.

PLEASE RETURN PROXY AS SOON AS POSSIBLE